CORPORATE PROFILE

About Sun Life Financial

Sun Life Financial is a leading international financial services organization providing a diverse range of wealth accumulation and protection products and services to individuals and corporate customers. Tracing its roots back to 1865, Sun Life Financial and its partners today have operations in key markets worldwide, including Canada, the United States, the United Kingdom, Hong Kong, the Philippines, Japan, Indonesia, India, China and Bermuda. As of December 31, 2004, the Sun Life Financial group of companies had total assets under management of CDN $360 billion. Sun Life Financial Inc. trades on the Toronto ( TSX ), New York ( NYSE ), and Philippine ( PSE ) stock exchanges under ticker symbol SLF.

1	Financial Summary
2	At a Glance
4	Chairman’s Message
5	Chief Executive Officer’s Message
8	Financial Review
100	Sources of Earnings
101	Six-Year Summary
102	Eleven-Year Summary
104	Board Governance
106	International Leadership
108	Subsidiary Companies
110	Major Offices
111	Corporate and Shareholder Information

OUR MISSION	To provide lifetime financial security.

OUR VISION	To be an international leader in wealth management and protection.

OUR VALUES	INTEGRITY
We aspire to the highest standards of business ethics and good governance.

EXCELLENCE
We pursue operational excellence through the people we employ, constant innovation, superior service and value-based risk management.

CUSTOMER FOCUS
We always work with the customers’ interest in mind, and partner with them directly or through their employers to provide sound financial solutions over their lifetimes.

BUILDING VALUE
Everything we do, from the products and services we offer to the way in which we deliver them, adds value for our customers and builds value for our stakeholders.

We invite you to read Sun Life Financial’s 2004 Public Accountability Statement which details our support to communities in Canada and around the world. This report will be available online at www.sunlife.com in mid-May 2005.

FINANCIAL SUMMARY

Overview

(in millions of Canadian dollars, except earnings and dividends per share)		2004	2003	2002

Shareholders’ Net Income	– Operating(1)	1,740	1,520	1,260
	– Reported	1,681	1,309	998

Basic Earnings per Share ($)	– Operating(1)	2.91	2.50	2.32
	– Reported	2.81	2.15	1.84

Return on Shareholders’ Equity	– Operating(1)	12.0%	10.6%	10.7%
	– Reported	11.6%	9.2%	8.5%

Total Revenue		21,748	22,056	23,101

Total Assets Under Management		359,604	359,024	360,614

Dividends per Common Share ($)		0.86	0.68	0.56

(1)	Operating earnings and other financial information based on operating earnings, such as operating earnings per share and operating return on equity, are non-GAAP measures and have no standardized definitions under GAAP. They are presented to facilitate the comparison of quarterly and full year data and may not be comparable to similar measures presented by other issuers. Financial results not specifically referred to as “operating” have been determined in accordance with GAAP.

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CHAIRMAN’S MESSAGE

As we publish this 2004 annual report, Sun Life Financial has just marked its fifth anniversary as a public company. The Board of Directors and management of this young public company, with roots as one of Canada’s oldest international companies, are committed to excellence – in the returns we deliver to shareholders and in the way we conduct our business.

Your Board of Directors has been actively engaged in building shareholder value by guiding the Company’s strategic direction. Our goal is to be a growing, major force in the international protection and wealth management industries. At every regular meeting, the Board monitors the environment and considers strategic activities and financial and operating performance to achieve that aim. Our share price performance, steadily increasing shareholder dividends and strong financial results demonstrate our ability to deliver returns to shareholders.

The Board of Directors and management are committed to sustaining a culture of integrity throughout the organization. Independent directors on our Board Committees regularly assess risk management, governance and compliance processes to ensure our business is conducted in a highly ethical manner. The Board receives and discusses reports on those assessments as a standard part of its agenda.

The strength of our governance structure begins with the Board of Directors. We know we must set the “tone at the top” by regularly reviewing our effectiveness as a Board, the workings of our Board Committees and our contributions as individual Board members. Meetings I held this year with each independent director to discuss feedback from their peers enhanced our evaluation process. The Board also focused on renewal and succession planning. Two new directors, George Carmany and David Kerr, were appointed to the Board since the last Annual Meeting. I will be retiring following the May 11, 2005 Annual Meeting and, as recently announced, the Board of Directors intends to appoint Ron Osborne, one of our independent directors, as my successor. I am confident that Ron will do an outstanding job in providing leadership to the Board.

I have enjoyed my tenure on the Board and look forward to benefiting as a shareholder from continuing enhancement of shareholder value. On behalf of the Board of Directors, I congratulate and thank the management and employees of Sun Life Financial for their achievements during 2004.

W.W. Stinson
Chairman of the Board

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CHIEF EXECUTIVE OFFICER’S MESSAGE

In 2004 Sun Life Financial advanced our businesses and delivered strong results for our shareholders. Highlights compared with 2003 are:

•	Record operating earnings of $1.7 billion dollars, an increase of 14.5%
•	Operating earnings per share of $2.91, up 16.4%
•	Operating return on equity of 12.0%, up from 10.6%
•	Shareholder value enhanced through the repurchase of 10.1 million shares and a 29% increase in quarterly dividends
•	Share price up 24.3% over the year

These results were delivered in a challenging environment featuring an increasingly robust Canadian dollar, uneven equity markets and persistently low interest rates.

2004 – A YEAR OF ACHIEVEMENT

Beyond the numbers, there are many Sun Life Financial stories of significance throughout our operations. Pursuing our commitment to excellence, we have strengthened our management, made significant investments in distribution, launched innovative products and enhanced customer service.

Sun Life Financial Canada saw its Group Retirement Services business unit again ranked as the leading provider of employer-sponsored retirement plans in Canada and the fastest growing supplier.

The United States continues to represent significant potential for Sun Life Financial. In 2004, the Group Insurance business unit opened new offices in four major cities to capitalize on the considerable reputation built with employers, brokers and third-party administrators. In response to growing business needs in the U.S., we also established a new customer service centre in Lethbridge, Alberta.

MFS Investment Management made considerable headway. It delivered particularly robust investment performance in international equities and fixed income funds and continued to strengthen performance across all other portfolios. MFS was recognized for setting the standard for reform in the mutual fund industry, with a series of pro-investor measures aimed at increasing transparency and accountability.

We remain very excited by the huge potential in the Asian markets, where Sun Life Financial has built a solid foundation for future growth.

In India, with our joint venture partner we are the second largest private life insurance company. Birla Sun Life has a sales force of 9,500, branches in 42 cities and more than 50 corporate distribution relationships. The joint venture has a significant share of the upscale life insurance market in India.

In China, Sun Life Everbright Life Insurance Company is expanding to take advantage of the ability to open in new cities. We are developing regional branches providing

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Chief Executive Officer’s Message

“We look to our strategic vision to guide us forward. Our game plan centres on five key areas across our operations: customer focus, leadership development, enhancing productivity, accelerating growth, and risk management.”

local support, backed by our home office operations in the Beijing-Tianjin corridor. In Tianjin, we moved into the number four position and, in the spring of 2004, began selling life insurance in Beijing.

Sales in Hong Kong continued to rise as we doubled the size of our career agency force and made further inroads into the bancassurance channel. In the Philippines, where we’ve been in business for more than a century, a new joint venture with the Standard Chartered Bank will expand our distribution reach beyond our very successful career agency channel.

STRATEGY FOR 2005

While it is worth reflecting on our past successes, we look to our strategic vision to guide us forward. In September 2004, this was the central theme of a gathering of our senior management from around the world. Our game plan centres on five key areas across our operations: customer focus, leadership development, enhancing productivity, accelerating growth, and risk management.

For customers, we are delivering new products and enhancing service. In Canada, our Total Benefits platform for group clients is built on our industry-leading technology, enabling customers to view and manage – in one place, online – their employer-sponsored life and health benefits and retirement savings plans, as well as other benefits administered by third parties. This comprehensive product offering is unique in the Canadian marketplace and a distinct competitive advantage for us.

We are developing the next generation of leaders for the Company, through a continuous strengthening of the leadership team in all business groups.

To enhance productivity, our business groups will continue to share technology, knowledge and resources across business lines and geography. In addition, our acquisition strategy is based in part on the need to find opportunities that enable efficiencies and savings that will ultimately benefit both our customers and our shareholders.

Acquisitions that are the right fit, and come at the right price, will contribute to accelerating the Company’s growth. So too will our program of committing resources to nurture profitable businesses by investing and partnering in distribution.

Disciplined risk management permits the Company to mitigate the impact of difficult and unpredictable economic factors, such as the performance of equity markets, interest rates and currencies, and other risks we face in insurance and operations.

2005 PRIORITIES

So how does our strategic vision drive our main priorities?

In Canada, Sun Life Financial is aggressively expanding in the wholesale market where significant growth opportunities exist. We will also seize opportunities to increase both the

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Chief Executive Officer’s Message

“In 2005, we enter our sixth year as a public company. We launched our Initial Public Offering in 2000 with a market capitalization of $5 billion. At December 31, 2004, it approached $24 billion, putting us among the top 10 insurance companies in North America.”

Group Benefits and Group Retirement Services market shares by leveraging our Total Benefits platform.

Our United States team is focused on expanding distribution of variable annuities. By building distribution scale, we will ultimately realize our objective of becoming one of the top 10 competitors in this business.

MFS will continue to focus on investment performance to generate additional sales in retail mutual funds and annuities, complementing its successes with institutional clients.

In Asia, we will continue our sales momentum in India and, in China, we will deliver on our city expansion strategy. In our more established markets – Hong Kong and the Philippines – we are pursuing greater penetration of the bancassurance distribution channel.

A PROMISING FUTURE

In 2005, Sun Life Financial will enter its sixth year as a public company. We launched our Initial Public Offering on March 23, 2000, with a share price of $12.50 and a market capitalization of $5 billion. At December 31, 2004, our shares closed above $40 and our market capitalization approached $24 billion, putting us among the top 10 insurance companies in North America.

We reflect with pride on the acquisition and successful integration of Clarica, which has given us a market-leading position in Canada. Our 34% interest in CI Fund Management continues to provide superior results and we derive significant benefits from the distribution alliance between CI and Sun Life Financial. And, our recent corporate reorganization will provide increased flexibility that will lead to enhanced shareholder value. We have accomplished a great deal and look confidently to the future.

Our business success over the past year also allows us to meet our philanthropic objectives of supporting the social, health and cultural needs of our communities, at home in Canada and internationally. We believe that it is the building and sustaining of financial strength and shareholder value that enable us to look outward to others. We are proud that our approach was recognized recently when Sun Life Financial was named as one of only six Canadian companies in the “Global 100 Most Sustainable Corporations in the World”.

Our accomplishments in 2004 and our future promise are made possible by the vision and discipline of our leaders, the commitment and loyalty of our employees and partners, the confidence of our customers, and the support of our shareholders. Thank you for your contributions to our success.

Donald A. Stewart
Chief Executive Officer

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FINANCIAL REVIEW

Table of Contents

9	Management’s Discussion and Analysis
	9	Financial Highlights
	10	Enterprise Mission, Vision and Strategy
	11	Financial Performance and Objectives
	11	Overview of Business
	12	Performance Overview
	14	Consolidated Results of Operations
	17	Non-GAAP Financial Measures
	18	Sun Life Financial Canada
	23	Sun Life Financial United States
	27	MFS Investment Management
	28	Sun Life Financial Asia
	31	Sun Life Financial United Kingdom
	32	Corporate Capital
	32	Corporate Developments
	33	Critical Accounting Estimates
	36	Accounting Policies
	36	Risk Management
	38	Investments
	41	Financial Position and Liquidity
	46	Legal and Regulatory Proceedings
	46	Additional Information
47	Consolidated Financial Statements
	47	Financial Reporting Responsibilities
	48	Consolidated Financial Statements
	53	Notes to the Consolidated Financial Statements
	99	Appointed Actuary’s Report
	99	Auditors’ Report

In the Management’s Discussion and Analysis (MD&A), Sun Life Financial Inc. (SLF Inc.) and its consolidated subsidiaries, significant equity investments and joint ventures are collectively referred to as “Sun Life Financial” or the “Company”. Unless otherwise indicated, all information in the MD&A is presented as at and for the year ended December 31, 2004 and amounts are expressed in Canadian dollars. Where information at and for the year ended December 31, 2004 is not available, information available for the latest period before December 31, 2004 is used. Financial information, except where otherwise noted, is presented in accordance with Canadian generally accepted accounting principles (GAAP), and the accounting requirements of the Office of the Superintendent of Financial Institutions, Canada (OSFI). Further information is available in SLF Inc.’s Annual Information Form (AIF) for the year ended December 31, 2004, filed with applicable securities regulators in Canada, which may be accessed at www.sedar.com, and with the United States Securities and Exchange Commission (the SEC), which may be accessed at www.sec.gov.

USE OF NON-GAAP FINANCIAL MEASURES

Management evaluates the Company’s performance on the basis of financial measures prepared in accordance with Canadian GAAP, including earnings, earnings per share (EPS) and return on equity (ROE). Management also measures the Company’s performance based on certain non-GAAP measures, including operating earnings and other financial measures based on operating earnings, such as operating EPS and operating ROE. These non-GAAP financial measures exclude certain special items that are not operational or ongoing in nature. Management also uses financial performance measures which exclude the impact of currency fluctuations during the period for which a comparison is made. These amounts are determined by reference to the exchange rates of the corresponding periods. Management believes that these non-GAAP financial measures provide information useful to investors in understanding the Company’s performance and facilitate the comparison of the quarterly and full-year results of the Company’s ongoing business operations. These non-GAAP financial measures do not have any standardized meaning and may not be comparable with similar measures used by other companies. They should not be viewed as alternative to measures of financial performance determined in accordance with GAAP.

Additional information concerning the Company’s use of non-GAAP financial measures and a reconciliation of those non-GAAP measures to the most directly comparable GAAP measures is included in the MD&A under the heading “Non-GAAP Financial Measures” on page 17.

FORWARD-LOOKING STATEMENTS

Some of the statements contained or incorporated by reference in the MD&A, including those relating to Sun Life Financial’s strategies and other statements that are predictive in nature, that depend upon or refer to future events or conditions, or that include words such as “expects”, “anticipates”, “intends”, “plans”, “believes”, “estimates” or similar expressions, are forward-looking statements within the meaning of securities laws. Forward-looking statements include, without limitation, the information concerning possible or assumed future results of operations of Sun Life Financial set out under “Enterprise Mission, Vision and Strategy”, “Overview of Business”, “Performance Overview”, “Sun Life Financial Canada”, “Sun Life Financial United States”, “MFS Investment Management”, “Sun Life Financial Asia”, “Sun Life Financial United Kingdom”, “Corporate Capital”, “Investments” and “Financial Position and Liquidity”. These statements are not historical facts but instead represent only Sun Life Financial’s expectations, estimates and projections regarding future events.

The forward-looking statements contained or incorporated by reference in the MD&A are not guarantees of future performance and involve certain risks and uncertainties that are difficult to predict. The future results and stockholder value of SLF Inc. may differ materially from those expressed in the forward-looking statements contained or incorporated by reference in the MD&A due to, among other factors, the matters set out under “Risk Factors” contained in SLF Inc.’s AIF and the factors detailed in its other filings with Canadian and U.S. securities regulators, including its annual and interim financial statements and the notes thereto. SLF Inc. does not undertake any obligation to update or release any revisions to these forward-looking statements to reflect events or circumstances after the date of the MD&A or to reflect the occurrence of unanticipated events, except as required by law.

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MANAGEMENT’S DISCUSSION AND ANALYSIS

Financial Highlights

(in millions of Canadian dollars, except earnings and dividends per share)		2004	2003	2002(1)

Shareholders’ Net Income	– Operating(2)	1,740	1,520	1,260
	– Reported	1,681	1,309	998
Basic Earnings per Share (EPS)	– Operating(2)	2.91	2.50	2.32
	– Reported	2.81	2.15	1.84
Return on Shareholders’ Equity (ROE)	– Operating(2)	12.0%	10.6%	10.7%
	– Reported	11.6%	9.2%	8.5%
Dividends per Common Share		0.86	0.68	0.56
Dividend Payout Ratio(3)		30%	27%	24%
Fee Income		2,903	2,810	3,095
Total Revenue		21,748	22,056	23,101
Premiums, Deposits and Fund Sales
Premium Revenue		12,921	13,543	14,875
Segregated Fund Deposits		7,127	5,968	6,642
Mutual Fund Sales		19,061	26,970	31,668
Managed Fund Sales		23,981	25,202	29,683

Total Premiums, Deposits and Fund Sales		63,090	71,683	82,868

Assets Under Management (at December 31)
General Fund Assets		107,757	109,209	123,452
Segregated Fund Net Assets		56,564	54,086	52,755
Other Assets Under Management		195,283	195,729	184,407

Total Assets Under Management		359,604	359,024	360,614

Capital (at December 31)
Subordinated Debt		2,182	2,504	2,922
Sun Life ExchangEable Capital Securities (SLEECS)		1,150	1,150	1,150
Preferred Shares		152	155	158
Total Equity		14,412	13,976	14,909

Total Capital		17,896	17,785	19,139

SHAREHOLDERS’ NET INCOME

Operating earnings(2) increased by 14% to $1,740 million in 2004 from $1,520 million in 2003. Basic operating EPS were $2.91, up 16% from $2.50 in 2003. The strong operating earnings performance reflected the Company’s continuing success in growing its core businesses and diversifying its earnings stream. Excluding the impact of currency exchange rate changes, operating earnings would have been $1,787 million, up 18% from 2003, and operating EPS would have been $2.99, up 20% from a year ago.

For the year ended December 31, 2004, reported shareholders’ net income reached $1,681 million, representing an increase of $372 million over $1,309 million for the year ended December 31, 2003. Basic EPS increased to $2.81 from $2.15 in 2003. The appreciation of the Canadian dollar against foreign currencies in the year reduced shareholders’ net income by $43 million.

FINANCIAL STRENGTH RATINGS - SUN LIFE ASSURANCE COMPANY OF CANADA (as at December 31, 2004)

A.M. Best	A++
Moody’s	Aa2
Standard & Poor’s	AA+

(1)	Includes the results of Clarica Life Insurance Company from the date of acquisition, May 29, 2002.
(2)	Operating earnings, operating EPS and operating ROE are non-GAAP measures and exclude special items described in this MD&A in “Non-GAAP Financial Measures” on page 17.
(3)	Represents ratio of common shareholders’ dividends to shareholders’ operating net income.

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Management’s Discussion and Analysis

Enterprise Mission, Vision and Strategy

Sun Life Financial is a leading international financial services organization providing a wide range of life and health insurance, savings, retirement and pension products and services to individual and corporate customers.

The international financial services industry continues to undergo significant evolution driven by:

•	An accelerated pace of industry consolidation, with the largest, best capitalized industry participants gaining greater market share
•	Changing customer needs driven by demographic shifts, creating new product development opportunities focussed on retirement planning
•	Volatility in equity markets and low interest rates – the development of sophisticated risk mitigation tools allows Sun Life Financial to operate profitably in this environment
•	Maturing of North American markets – expertise gained from these markets in product development, distribution and technology is readily re-deployed into Sun Life Financial’s rapidly expanding Asian operations
•	Advances in technology, allowing for faster, more efficient delivery of products and services to customers
•	Political, economic and regulatory uncertainties

Sun Life Financial has developed a clear mission, vision and strategy supported by an established international operating platform, a culture of compliance and solid financial capability, positioning it to be a significant competitor in this environment. The Company operates under a business model that strives to establish scale operations in diversified markets in which it chooses to compete. It also balances the higher growth prospects of certain businesses with the relative stability of earnings from more mature operations. Furthermore, the Company’s operations in insurance, retirement and savings products are complementary and form an integrated product platform to provide a broad range of financial solutions for customers. The Company’s mission, vision, strategy and objectives are summarized below.

MISSION

To provide lifetime financial security

VISION

To be an international leader in wealth management and protection

STRATEGY

In addition to a significant focus on the customer, the Company’s strategy is derived from its belief that the creation of shareholder value in its businesses is fundamentally driven by operational excellence, scale, balance and fit.

The Company’s strategy is to:

•	Maintain a highly efficient and cost effective business platform characterized by operational excellence
•	Focus on markets where effective scale and scope can be built and sustained
•	Balance the stability of mature businesses with the higher growth potential of emerging businesses
•	Enhance fit among Sun Life Financial’s various businesses, finding opportunities to integrate the businesses to create additional value

ENTERPRISE OBJECTIVES – key areas of focus helping to achieve strategic objectives:

Customer Focus	Leadership Development	Enhancing Productivity	Accelerating Growth	Risk Management
To infuse the voice of the customer into the organization, leading to enhanced customer and advisor experience	To ensure the recruitment, development and retention of individuals with appropriate skills to lead the business in meeting evolving customer needs and business requirements	To ensure ongoing productivity improvements in support of enhanced customer and advisor services and improved profitability through efficiency gains	To grow both top and bottom lines through product and service innovation, distribution expansion and optimizing the use of capital	To ensure the ongoing development and execution of risk management processes and practices to mitigate risks and maximize returns

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Management’s Discussion and Analysis

Financial Performance and Objectives

	Medium-Term		2004 Achievements
Measure	Goals	2004 Results	vs. Goals

Operating EPS(1) Growth
Sun Life Financial’s earnings are sensitive to a number of external factors including equity capital markets, interest rates and currency exchange rates	10%*	16.4%**	Exceeded target

Operating ROE(1) Growth
Growth in ROE is a significant driver of shareholder value and continues to be a major	75 to 100
focus for management across all businesses	basis points*	140 basis points**	Exceeded target

Dividend Payout Ratio(2)
The payment of common share dividends is an indicator of management’s confidence in the Company’s long-term ability to generate capital as well as its significant capital strength and flexibility	25% to 35%	30%	Met target

*	The medium-term goals assume the following conditions:
•	A rise in the average level of key equity market indices, primarily the S&P 500, by approximately 7% to 8%
•	A steady increase in North American interest rates of approximately 100 basis points across the yield curve, with 5-year and 10-year U.S. Treasury bonds the primary focus
•	Stability in exchange rates between the Canadian dollar and foreign currencies, primarily the U.S. dollar and the pound sterling
**	Excluding the impact of currency exchange rate changes, operating EPS and operating ROE would have been up 19.6% and 190 basis points, respectively, from 2003.

(1)	Operating EPS and operating ROE are non-GAAP measures. For additional information see the section under the heading “Non-GAAP Financial Measures” on page 17.
(2)	Represents ratio of common shareholders’ dividends to shareholders’ operating net income.

Overview of Business

Sun Life Financial is a leading international financial services organization, operating under a balanced business model by providing a wide range of savings, investment management, retirement, pension and life and health insurance products and services to individual and corporate customers. Sun Life Financial’s operations are divided into reportable segments that reflect its management and internal financial reporting structures. Each segment has its own management and is responsible for its financial performance. Generally, the segments derive their earnings from wealth management and protection products and services. As of December 31, 2004, the Company’s business segments were: Sun Life Financial Canada (SLF Canada), Sun Life Financial United States (SLF U.S.), MFS Investment Management (MFS), Sun Life Financial Asia (SLF Asia), Sun Life Financial United Kingdom (SLF U.K.) and Corporate Capital. Corporate Capital primarily included investments and expenses of a corporate nature for which management responsibility resided in the Company’s corporate office. Where appropriate, information on a reportable segment has been presented both in Canadian dollars and the segment’s local currency to facilitate the analysis of underlying business trends.

DRIVERS OF PROFITABILITY

The profitability of the Company’s operations depends on, or is affected by, in large part, the following primary factors:

•	External factors, including changes in equity market performance, interest rates, currency exchange rates and regulations
•	The amount and composition of assets under management
•	The management of market and credit risks
•	The maintenance of spreads between interest credited to policyholders and investment returns
•	The management of the risks inherent in products with guaranteed benefit options
•	Mortality and morbidity rates
•	Surrender and lapse rates
•	The management of product pricing
•	Expense management

A description of the Company’s risk factors can be found in SLF Inc.’s 2004 Annual Information Form (AIF) under the heading “Risk Factors”.

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Management’s Discussion and Analysis

PRODUCTS AND SERVICES BY BUSINESS SEGMENT

The Company’s portfolio of products and services by business segment is summarized in the following table.

	SLF Canada	SLF U.S.	MFS	SLF Asia	SLF U.K.

• Individual life insurance	●	●		●	●
• Individual annuity and saving products	●	●	●	●	●
• Group life and health insurance	●	●		●
• Group pensions and retirement products	●		●	●
• Mutual funds	●		●	●
• Asset management services	●	●	●	●
• Individual health insurance	●
• Reinsurance – life retrocession	●

DISTRIBUTION

The Company distributes its individual wealth and protection products through multiple distribution channels, including career or direct sales agents, independent general agents and brokers, financial intermediaries and banks.

The Company’s group life and health products are distributed through sales representatives in co-operation with independent brokers and benefit consultants. Group retirement products are distributed primarily through pension consultants, the Company’s in-house sales force and brokers and advisors.

Performance Overview

2004 PERFORMANCE

The Company reported a fourth consecutive year of record earnings, with shareholders’ operating net income(1) for the year of $1,740 million, up 14% compared to $1,520 million in 2003. The solid financial results were achieved despite the significant strengthening of the Canadian dollar against foreign currencies during 2004, which reduced 2004 shareholders’ operating net income by $47 million. Reported shareholders’ net income for the year was $1,681 million, up $372 million compared to $1,309 million in 2003. Reported shareholders’ net income for 2004 and 2003 included regulatory settlement provisions of $59 million and $211 million, respectively, described in “Non-GAAP Financial Measures” on page 17.

With the completion of the integration of Clarica Life Insurance Company (Clarica), SLF Canada renewed its focus on customer service and product development. During 2004, the Group Benefits and Group Retirement Services (GRS) business units launched new customer service websites and introduced industry-leading technology to enhance the customer experience. GRS won awards from Benefits Canada and the Life Communicators Association for its excellence and innovation in customer service and communications. In the fourth quarter of 2004, the Individual Insurance and Investments business unit introduced a repriced universal life product to provide a more competitive position in the wholesale distribution channel and began expanding wholesale distribution relationships.

SLF U.S. undertook several key initiatives in 2004 to achieve operational efficiencies, strengthen customer relationships, and enhance its product lines. With the business strategy to streamline operational and administrative functions across its business units, a new service centre was created to provide centralized back-office services and a call centre for all of the business units of SLF U.S. The service centre will help lower unit costs, while increasing efficiency and improving service. In July 2004, the Group Life and Health business unit expanded its distribution capabilities by opening four new sales offices, SLF U.S.’s largest expansion of group sales offices to date. This business unit also increased the size of its distribution force by 26% to 130 representatives in 2004. During 2004, the Annuities business unit rebranded and updated its variable annuity line to include new minimum guarantees and living benefit features. The equity-indexed annuity products were also updated. SLF U.S.’s Multipoint product was the third best selling indexed annuity product in the United States in 2004.

During 2004, both SLF Canada and SLF U.S. revitalized their senior management teams, which are well aligned to champion initiatives in customer focus, operational excellence and business growth.

In 2004, MFS implemented a number of reforms to address regulatory issues affecting the U.S. mutual fund industry and as a result of its settlements with the United States Securities and Exchange Commission (SEC) and other U.S. regulators. It abolished the use of brokerage commissions, or “soft dollar” arrangements, to acquire third-party research and market data services. Measures such as increased staffing and systems capabilities and the imposition of redemption fees on mutual funds were taken to enhance the monitoring of shareholder trading practices, and to deter market timing and late trading. MFS also improved the transparency of its mutual fund operations through expanded disclosure of fund expenses, portfolio turnover and brokerage costs. These reforms helped restore investor confidence and MFS’s reputation in the marketplace.

(1)	Operating net income is a non-GAAP measure and excludes the charges for the MFS regulatory settlements described in this MD&A under the heading “Non-GAAP Financial Measures” on page 17.

12     Sun Life Financial Inc. | Annual Report 2004

Management’s Discussion and Analysis

SLF Asia demonstrated its high growth potential in 2004, reporting brisk sales in all business units despite the stronger Canadian dollar. On a local currency basis, sales doubled from 2003, primarily driven by robust individual life sales in India. In 2004, SLF Asia improved its operational efficiencies through the integration of the three Philippine subsidiaries and the migration to a new administration system in the Hong Kong operations. It also expanded its distribution presence in Asia, with the number of career agents more than doubled in Hong Kong, up 45% in Indonesia, and up 29% in the Philippines.

The Company’s ability to maintain strong financial performance in the face of a challenging operational environment and the weakening of foreign currencies against the Canadian dollar reflects the strength of its diversified and well-balanced portfolio, prudent and disciplined investment strategies and effective risk management.

2005 OUTLOOK

Sun Life Financial’s earnings are affected by the international nature of its significant operations in Canada, the United States, the United Kingdom, the Philippines, India, China and other countries, and the economic, business, political, regulatory and capital market conditions in these areas as well as fluctuations of foreign currencies. The Company has a disciplined risk management program that includes a formal process for the identification and potential mitigation of these risks to the Company’s earnings, liquidity and capital strength.

The Company’s fixed income products, in particular, are affected by changes in interest rates. Minimum rate guarantees built into certain annuity products reduce the spread between the Company’s interest earned and interest-credited rates in a low interest environment. Management will continue to take the required actions, including changes in product design and pricing, to help provide for long-term profitability. As more U.S. states enact legislation reducing statutory required minimum interest rate guarantees, the Company will continue to adjust credited interest rates on new products as permitted. The Company also uses derivatives and asset/liability matching programs to help reduce the impact of interest rate volatility on its earnings.

A portion of the Company’s earnings is also affected by volatility in the equity markets due to asset-based fees, equity-based investment income and segregated fund and annuity guarantees. The Company attempts to reduce the impact of this volatility, on guarantees in particular, through hedging by using derivative arrangements.

The Canadian life insurance industry is now heavily influenced by three companies, of which Sun Life Financial is one. The Company has completed its major integration activities, arising from its acquisition of Clarica, ahead of the competition and is well positioned to capitalize on the operational efficiencies attained and to re-focus on product development and customer service in 2005 to achieve long-term growth.

The Company is also positioned to achieve top-line growth in 2005 with the planned revitalization of the wholesale distribution channel in Canada, expansion of its wholesale annuity and group insurance distribution networks in the United States, and expected continuation of the sales momentum achieved in SLF Asia in 2004. In addition, MFS is positioned to benefit from growth in equity markets.

It is expected that the regulatory environment in the North American insurance and investment industries will continue to evolve in 2005, with ongoing investigations into contingent commissions, market timing, frequent trading and other matters. The economic environment in the Asian jurisdictions in which the Company operates continues to change with legislative proposals for easing of foreign ownership restrictions in India, changes in China providing for geographical and product segment expansion, and a new government in Indonesia. Management views these changes as positive growth opportunities for 2005 and beyond.

The South Asia region suffered the disastrous effects of a tsunami in late 2004, which caused significant loss of life and devastation. In addition to an immediate $100,000 donation, Sun Life Financial, along with its employees and advisors, has established a special campaign and hopes jointly to raise $1 million to contribute to the relief efforts. Sun Life Financial’s operations in this region were not materially affected and Sun Life Financial suffered no material financial losses.

In 2004, almost half of the Company’s earnings were derived from jurisdictions outside of Canada and were affected by the fluctuations of foreign currencies, in particular the U.S. dollar, against the Canadian dollar. The strengthening of the Canadian dollar during 2004 reduced reported shareholders’ net income by $43 million. Continued strengthening of the Canadian dollar in the future could suppress earnings levels.

In spite of the factors outlined above that may affect the Company’s earnings, management believes the Company’s long-term growth momentum remains sound. In particular, management believes its balanced business model sufficiently diversifies the Company’s operations geographically and between the insurance and asset-based product lines to achieve stable long-term growth into the future.

Annual Report 2004 | www.sunlife.com     13

Management’s Discussion and Analysis

Consolidated Results of Operations

SHAREHOLDERS’ NET INCOME

Operating earnings(1), which exclude special items outlined on page 17, increased by 14% to $1,740 million in 2004 from $1,520 million in 2003. Basic operating EPS were $2.91, up 16% from $2.50 in 2003. The solid operating earnings performance reflected the Company’s continuing success in growing its core businesses and diversifying its earnings stream. Excluding the impact of currency exchange rate changes, operating earnings would have been $1,787 million, up 18% from 2003, and operating EPS would have been $2.99, up 20% from a year ago.

For the year ended December 31, 2004, reported shareholders’ net income reached $1,681 million, representing an increase of $372 million over $1,309 million for the year ended December 31, 2003. Basic EPS increased to $2.81 from $2.15 in 2003. The appreciation of the Canadian dollar against foreign currencies in the year reduced shareholders’ net income by $43 million.

EARNINGS AND EARNINGS PER SHARE

($ millions)	2004	2003	2002

Net Income from
Continuing Operations	1,694	1,308	1,033
Less: Loss from
Discontinued Operations	–	–	36

Total Net Income	1,694	1,308	997
Less: Participating
Policyholders’ Net Income	13	(1)	(1)

Shareholders’ Net Income	1,681	1,309	998
Less: Special Items	(59)	(211)	(262)

Operating Earnings	1,740	1,520	1,260

Basic EPS from:
– Continuing Operations	2.81	2.15	1.91
– Shareholders’ Net Income	2.81	2.15	1.84
– Operating Earnings	2.91	2.50	2.32

Diluted EPS from:
– Continuing Operations	2.79	2.15	1.90
– Shareholders’ Net Income	2.79	2.15	1.83
– Operating Earnings	2.88	2.50	2.32

SLF Canada produced solid results in 2004, with earnings rising to $967 million, 17% higher than 2003. Benefiting from favourable equity market conditions, Group Retirement Services reported earnings growth in excess of 20% and earnings from the Company’s equity ownership in CI Fund Management Inc. (CI Funds) grew 52%, reflecting in part the increasing benefits of the strategic partnership between the Company and CI Funds. Improved Group Benefits results and better mortality experience in the Reinsurance operations also contributed to the increase.

Despite a 7% depreciation of the U.S. currency against the Canadian dollar during 2004, which reduced SLF U.S. earnings by $30 million, SLF U.S. reported earnings of $391 million, an increase of 29% from last year. The increase reflected the impact of higher equity market levels, improved credit experience and a lower effective tax rate due to favourable experience in respect of prior years’ audits and other items.

As described on page 17, the Company took charges of $59 million after tax in the first quarter of 2004 and $211 million after tax in the fourth quarter of 2003 in relation to settlements reached between MFS and certain regulators. Excluding these charges, MFS earnings increased 3% over the prior year to $173 million in 2004. The impact of currency movements during 2004 reduced earnings by $13 million.

SLF Asia reported earnings of $45 million in 2004, or $8 million higher than 2003. The increase was primarily driven by higher investment yields in Hong Kong and expense management initiatives in the Philippines. On a local currency basis, earnings increased 40% compared to 2003.

SLF U.K.’s 2004 earnings declined 15% from 2003 primarily due to reduced earnings in the group life business mostly arising from worse claims experience. The renewal rights on the existing block of business were sold in 2003, and the group life business is expected to be substantially run off by the end of 2005.

Corporate Capital losses reduced by $11 million compared to a year ago, mostly reflecting better results in the run-off reinsurance operations.

The Company’s need to strengthen certain actuarial liabilities reduced its operating income before taxes and non-controlling interests. The impact of this on shareholders’ net income was offset by the reduction in income taxes due to the resolution of prior years’ tax issues.

(1)	Operating earnings and other financial information based on operating earnings, such as operating earnings per share and operating ROE, are non-GAAP measures and exclude the regulatory settlements and other significant items described in this MD&A under the heading “Non-GAAP Financial Measures” on page 17.

14     Sun Life Financial Inc. | Annual Report 2004

Management’s Discussion and Analysis

RETURN ON EQUITY

In 2004, ROE based on operating earnings was 12.0% compared to 10.6% in 2003. Return on shareholders’ equity based on reported shareholders’ net income was 11.6% in 2004, compared to 9.2% in 2003. The increase in ROE reflected higher earnings as well as the impact of SLF Inc.’s share repurchases, increased dividend payments and currency exchange rates on average equity levels. Excluding the impact of the strengthening of the Canadian dollar against foreign currencies, ROE based on operating and reported earnings would have been 12.5% and 12.0%, respectively, in 2004.

ASSETS UNDER MANAGEMENT

The Company’s assets under management (AUM) comprise general funds, segregated funds and other assets under management, which include mutual and managed funds consisting of institutional and other third-party assets that are managed by the Company. Total AUM were $359.6 billion as at December 31, 2004, up $580 million, compared to $359.0 billion as at December 31, 2003. Increases due to market improvements and continuing business growth more than offset reductions due to net outflows of mutual, managed and segregated funds and the strengthening of the Canadian dollar against foreign currencies.

The Company’s general fund assets decreased to $107.7 billion, down $1.5 billion, or 1%, from the December 31, 2003 level. The decrease was primarily due to the strengthening of the Canadian dollar against foreign currencies, which reduced asset values by $3.3 billion. This decrease was partially offset by business growth primarily in the SLF Canada Individual Insurance and Investments and the SLF U.S. Individual Life operations.

Segregated fund assets increased to $56.6 billion as at December 31, 2004, up 5% from the December 31, 2003 level. Increases in asset values of $4.6 billion due to market improvements were partially offset by an unfavourable impact of $1.8 billion due to the strengthening of the Canadian dollar and net outflows of $323 million as claims and withdrawals exceeded new sales.

Other assets under management, not including the assets managed by CI Funds, decreased slightly to $195.3 billion, down $446 million from the December 31, 2003 level. Market growth of $20.0 billion was offset by net outflows of $9.2 billion and the unfavourable impact of $11.2 billion due to the strengthening of the Canadian dollar.

REVENUE

In 2004, the Company’s total revenue decreased to $21.7 billion, down $308 million from 2003, primarily as a result of the unfavourable impact of $911 million due to the stronger Canadian dollar. Excluding the effect of currency, revenue increased $603 million with all operating business groups, except SLF U.K., reporting revenue growth. SLF U.K.’s revenues declined due to the continued run-off of the closed-block business.

Life insurance premiums declined by $359 million primarily due to an unfavourable impact of $250 million arising from the strengthening of the Canadian dollar. The run-off of SLF U.K.’s individual and group life insurance operations also contributed $207 million to the decline. Health insurance premiums were largely unchanged from the prior year’s level as higher premiums in SLF Canada and SLF U.S. were offset by the impact of the sale of SLF U.K.’s group business in 2003 and an unfavourable currency exchange rate impact of $47 million.

Annuity premiums decreased 5% to $4.6 billion in 2004 compared to $4.8 billion in 2003 primarily due to the currency impact of a strengthening Canadian dollar.

Investment income increased $221 million or 4% in 2004 from $5.7 billion in 2003. The increase was primarily due to lower provisions for investment losses and higher equity-based income, partially offset by the impact of the strengthening of the Canadian dollar, which reduced investment income by $180 million.

Fee income climbed to $2.9 billion in 2004, or 3% above the 2003 level. The increase reflected growth in fee-based assets, partially offset by an unfavourable impact of $174 million due to the strengthening of the Canadian dollar versus foreign currencies.

TOTAL REVENUE

($ millions)	2004	2003	2002

Premiums
Annuities	4,588	4,805	7,402
Life Insurance	5,966	6,325	5,403
Health Insurance	2,367	2,413	2,070

Total Premiums	12,921	13,543	14,875
Net Investment Income	5,924	5,703	5,131
Fee Income	2,903	2,810	3,095

Total	21,748	22,056	23,101

Annual Report 2004 | www.sunlife.com     15

Management’s Discussion and Analysis

BENEFIT PAYMENTS

The Company has a variety of current and future benefit payment obligations that affect overall earnings performance. Payments to policyholders, beneficiaries and depositors in 2004 were $12.5 billion, down $394 million from 2003, primarily due to the effect of the strengthening of the Canadian dollar. Transfers to segregated funds increased 10%, reflecting higher demand for equity market-based products. The 2004 increase in actuarial liabilities was $85 million lower than 2003, reflecting primarily the impact of a stronger Canadian dollar and the net outflow of fixed annuity products, partially offset by the impact of higher U.S. equity-indexed annuity sales.

BENEFIT PAYMENTS

($ millions)	2004	2003	2002

Payments to Policyholders, Beneficiaries and Depositors	12,532	12,926	11,688
Net Transfers to Segregated Funds	600	544	1,329
Increase in Actuarial Liabilities	1,425	1,510	3,822

Total	14,557	14,980	16,839

EXPENSES AND OTHER

Commission expenses increased $68 million in 2004, up 4% from 2003. The increase reflected primarily the impact of higher equity-indexed annuity sales in the U.S., partially offset by the strengthening of the Canadian dollar against the U.S. currency.

Excluding pre-tax regulatory-related charges of $62 million in 2004 and $320 million in 2003 related to MFS regulatory settlements, 2004 operating expenses of $2.8 billion were comparable to 2003. The increase as a result of increased investments in customer service initiatives in SLF Canada, as well as higher MFS operating expenses related to compliance with 2003 regulatory issues, was mostly offset by the $123 million impact of a stronger Canadian dollar.

Interest expense decreased $14 million to $195 million in 2004 compared to $209 million in 2003. The decrease primarily reflected the impact of the redemption of $165 million of subordinated notes by Sun Canada Financial Co., a subsidiary of SLF Inc., in September 2003, as well as the impact of the weakened U.S. currency on U.S. dollar denominated interest payments.

EXPENSES AND OTHER

($ millions)	2004	2003	2002

Commissions	1,916	1,848	1,909
Operating Expenses	2,769	2,768	2,779
Regulatory Settlement Provisions Related to MFS	62	320	–
Premium Taxes	182	171	168
Interest Expense	195	209	192
Income Taxes	293	387	98
Non-Controlling Interests in Net Income of Subsidiaries	80	65	83
Loss from Discontinued Operations, Net of Taxes	–	–	36
Participating Policyholders’ Net Income (Loss)	13	(1)	(1)

Total	5,510	5,767	5,264

QUARTERLY INFORMATION

Key quarterly financial information for the most recent two fiscal years is summarized in the table below:

Quarterly Information

($ millions)	2004				2003

	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1

Shareholders’ Net Income
– Operating(1)	438	439	438	425	417	394	366	343
– Reported	438	439	438	366	206	394	366	343
Basic EPS
– Operating(1)	0.74	0.73	0.73	0.71	0.69	0.65	0.60	0.56
– Reported	0.74	0.73	0.73	0.61	0.34	0.65	0.60	0.56
Total Revenue	5,269	5,390	5,551	5,538	5,437	5,282	5,579	5,758
Total Assets Under Management	359,604	355,391	372,956	369,602	359,024	348,481	342,176	336,803

(1)	Operating earnings, operating EPS and operating ROE are non-GAAP measures and exclude special items described on page 17. For additional information see the section under the heading “Non-GAAP Financial Measures” on page 17.

16     Sun Life Financial Inc. | Annual Report 2004

Management’s Discussion and Analysis

Non-GAAP Financial Measures

Management evaluates the Company’s performance on the basis of financial measures prepared in accordance with Canadian generally accepted accounting principles (GAAP), including earnings, EPS and ROE. Management also measures the Company’s performance based on certain non-GAAP measures, including operating earnings and other financial measures based on operating earnings, such as operating EPS and operating ROE. These non-GAAP financial measures exclude certain special items that are not operational or ongoing in nature. Management believes that these non-GAAP financial measures provide information useful to investors in understanding the Company’s performance and facilitate the comparison of the quarterly and full-year results of the Company’s ongoing business operations. These non-GAAP financial measures do not have any standardized meaning and may not be comparable with similar measures used by other companies. They should not be viewed as alternative to measures of financial performance determined in accordance with GAAP. Financial results and measures used in this MD&A that are not referred to as “operating” and not expressed as excluding the impact of currency fluctuations have been determined in accordance with GAAP.

The special items discussed below are not included in the Company’s operating earnings, operating EPS and operating ROE.

The Company recorded a $59 million after-tax charge to income in the first quarter of 2004 in connection with the March 31, 2004 settlements by MFS of an administrative proceeding with the SEC regarding disclosure of brokerage allocation practices. Under the terms of that settlement MFS agreed to pay a US $50 million penalty to compensate certain MFS funds.

The Company recorded a $211 million after-tax charge to income in the fourth quarter of 2003 in connection with the February 5, 2004, settlements with federal and state regulators with respect to alleged false and misleading information in certain MFS fund prospectuses regarding market timing and related issues. In these settlements, MFS agreed to pay US $225 million to compensate investors in certain funds.

Additional information concerning these MFS regulatory settlements is included in this MD&A under the headings “MFS Investment Management” and “Legal and Regulatory Proceedings”.

In 2002, the Company’s net income was reduced by $262 million, as a result of the following special items: (i) the $173 million after-tax gain on the sale of Spectrum Investment Management Limited (Spectrum) to CI Funds, (ii) the net loss of $48 million on the disposition of Clarica U.S., (iii) after-tax restructuring and other charges of $217 million in connection with the acquisition of Clarica, (iv) an after-tax charge of $150 million related to guaranteed minimum income benefits and non-Unicover related accident and health risks in the Company’s run-off reinsurance business, and (v) other special items which had a net unfavourable impact of $20 million on net income.

The earnings per share impact of the items described above is summarized in the following table.

IMPACT OF SPECIAL ITEMS ON BASIC EARNINGS PER SHARE

($ per share)	2004	2003	2002

EPS – Reported	2.81	2.15	1.84
(GAAP-based)
Net Gains (Losses) on Special Items	(0.10)	(0.35)	(0.48)

EPS – Operating	2.91	2.50	2.32

RECONCILIATION OF OPERATING EARNINGS

($ millions)	2004					2003					2002

	Q4	Q3	Q2	Q1	Total	Q4	Q3	Q2	Q1	Total	Total

Reported Earnings (GAAP-based)	438	439	438	366	1,681	206	394	366	343	1,309	998

After-Tax Gains (Losses) on Special Items
Provisions for MFS Regulatory Settlements				(59)	(59)	(211)				(211)
Net Gain on Sale of Spectrum											173
Net Loss on Sale of Clarica U.S.											(48)
SLF Canada Restructuring and Other Charges											(217)
Charge to the Run-off Block of Reinsurance Business											(150)
Other											(20)

Total Special Items	–	–	–	(59)	(59)	(211)	–	–	–	(211)	(262)

Operating Earnings	438	439	438	425	1,740	417	394	366	343	1,520	1,260

Annual Report 2004 | www.sunlife.com   17

Management’s Discussion and Analysis

Sun Life Financial Canada

BUSINESS PROFILE

SLF Canada has a leadership position in the Canadian market with a customer base exceeding 7 million people, representing almost a quarter of Canada’s population. Through its four operating units – Individual Insurance and Investments (including the Company’s 34% interest in CI Funds), Group Benefits, Group Retirement Services, and Reinsurance, McLean Budden and Other, SLF Canada offers a full range of financial products and services including individual life and health insurance, individual annuities, mutual funds, group life and health insurance and group retirement products and services. SLF Canada also offers investment management services primarily conducted by the 56%-owned subsidiary McLean Budden Limited (McLean Budden). In 2004, SLF Canada’s operations also included a life retrocession reinsurance operation.

INDUSTRY PROFILE

The life insurance industry in Canada has undergone considerable consolidation in the past decade, resulting in three large insurers, a handful of medium-sized companies and a number of smaller companies operating in niche markets. The three largest companies collectively represent approximately two-thirds of Canadian life and health insurance and annuity market segments by in-force business. With a slow-growing Canadian population, the Canadian insurance market is faced with limited growth. However, the aging of the population creates opportunities in other markets such as health and retirement products. Given this industry structure and demographic trend, economy of scale, customer service experience, distribution capabilities and technology innovation become increasingly critical to business success.

COMPETITIVE POSITION(1)

Sun Life Financial is one of three major Canadian life insurance organizations and is a significant and leading player in most of the Canadian markets in which it chooses to compete. It has the necessary scale and critical mass to successfully compete in these markets. It has the largest exclusive sales force in the Canadian life insurance industry. SLF Canada is:

•	1st in defined contribution pension plans based on assets under administration
•	2nd in individual life insurance based on direct premiums
•	2nd in individual critical illness based on annualized premiums in force
•	3rd in group benefits based on annualized premiums and premium equivalents in force
•	3rd in individual annuities sales based on premiums and deposits

In addition, CI Funds is the second largest Canadian investment fund company based on long-term assets under management.(2)

STRATEGY

SLF Canada offers the domestic market competitive products and delivery systems through two recognizable brands. The Sun Life Financial brand is used for group retirement services, group benefits and selected individual products and distribution channels. The Clarica brand is used to serve the individual retail market through its exclusive sales force.

SLF Canada’s strategy is to:

•	Solidify its leadership position in its core businesses with focus on scale and operating capabilities
•	Aggressively grow its Individual Insurance and Investments business by expanding its distribution network and leveraging the industry-leading brands
•	Grow the group businesses by leveraging its ability to provide integrated service to both Group Benefits and Group Retirement Services clients
•	Be a high performance and customer-focused organization

2004 ACCOMPLISHMENTS

•	Shareholders’ net income increased to $967 million, up 17% over 2003
•	ROE increased 150 basis points from 11.9% in 2003 to 13.4% in 2004
•	Ranked #1 supplier of defined contribution plans, group Registered Retirement Savings Plans (RRSPs) and deferred profit sharing plans by Benefits Canada in 2004

•	Introduced a unique critical illness insurance product providing coverage for childhood diseases
•	Reached agreement with Assicurazioni Generali SpA to be the exclusive Canadian member of the international Generali Employee Benefits Network, enabling Sun Life Financial to offer plan members access to local benefit programs in more than 70 countries
•	Continued to see enhanced satisfaction ratings in all business areas in regular customer surveys
•	Continued to leverage synergies, streamline operations and optimize administrative functions resulting in reduced expenses

(1)	Competitive statistics are based on published information at and for the year ended December 31, 2004 or the information available for the latest period before December 31, 2004.
(2)	Long-term assets under management include mutual, segregated, labour-sponsored and other funds and pools and exclude money market funds.

18     Sun Life Financial Inc. | Annual Report 2004

Management’s Discussion and Analysis

•	The SLF Canada integration of Clarica and Sun Life Assurance Company of Canada (Sun Life Assurance) operations was recognized as Project of the Year at the ProjectWorld Canada National Conference and Trade Show for excellence in project management
•	GRS received six awards for investor education and advertising from the Life Communicators Association

2005 PRIORITIES

•	Grow its Individual Insurance and Investments business by increasing distribution strength to achieve $25 million in sales in the wholesale channel, increasing the productivity of its exclusive Clarica Sales Force and developing more competitive products
•	Leverage the unique Total Benefits offering in the Group Benefits and GRS businesses
•	Take advantage of the opportunity created by being the first of the big three insurers to complete integration by refocusing on product development and customer service to gain market share
•	Continue to increase customer and advisor satisfaction and loyalty
•	Continue to streamline business processes to reduce operating costs and enhance the customer experience

FINANCIAL AND BUSINESS RESULTS

SLF Canada’s shareholders’ net income increased to $967 million, up $138 million or 17% from $829 million in 2003. The increase was primarily due to increased earnings from the investment in CI Funds, improved equity markets, improved mortality experience in Reinsurance and higher earnings in Group Benefits.

Revenue for the year was $8.6 billion, comparable to the 2003 level. Driven by the shift in consumer preference for equity market-based products, individual annuity premiums decreased $192 million, offsetting business growth in other areas of SLF Canada. Improving equity markets throughout the year and increased deposits and sales in the asset-based lines of business helped increase fee income by 11% to $536 million.

ROE rose to 13.4% compared to 11.9% a year ago, reflecting the strong growth in earnings.

Total assets under management were $106.3 billion at the end of 2004, up 6% from the 2003 level. The growth was driven by higher equity market levels and net sales of segregated and managed funds.

OUTLOOK

With consolidation in the Canadian life insurance market largely complete, competition is increasingly based upon customer experience and operational excellence. Being the first of the major Canadian life insurance companies to complete the integration of its recent acquisition, SLF Canada has refocused on customer service, product development, technological innovation and operational efficiencies, and is well positioned to capitalize on its competitive strengths to retain existing customers and acquire new business.

SUMMARY STATEMENT OF OPERATIONS

($ millions, except as noted)	2004	2003	2002

Premiums	5,372	5,605	4,145
Net Investment Income	2,706	2,546	1,974
Fee Income	536	485	444

Total Revenue	8,614	8,636	6,563
Client Disbursements & Change in Actuarial Liabilities	5,649	5,891	4,625
Commissions & Other Expenses	1,683	1,566	1,219
Income Taxes	289	342	191
Non-Controlling Interests in Net Income of Subsidiaries	14	11	14
Par Policyholders’ Income (Loss)	12	(3)	1

Shareholders’ Net Income	967	829	513

Selected Financial Information

Return on Equity	13.4%	11.9%	11.3%
Total AUM ($ billions)	106.3	100.2	89.2

Sun Life Financial Canada – Individual Insurance and Investments

BUSINESS PROFILE

SLF Canada’s Individual Insurance and Investments business unit offers a full range of life and health insurance products as well as savings and retirement products tailored to the needs of individual customers. Its principal insurance products include universal life, term life, permanent life, critical illness, long-term care and personal health insurance. Its principal investment products include payout and accumulation annuities, market-based funds and Registered Retirement Income Funds. These products are marketed through a distinctive, multi-channel distribution model comprising the exclusive Clarica Sales Force with sales advisors, managers and product specialists helping customers meet their financial needs through face-to-face advice, and a wholesale distribution channel built upon partnerships with investment dealers, mutual fund dealers, other insurance companies and managing general agents (MGA).

The Company’s earnings from its 34% ownership interest in CI Funds are included in the results of SLF Canada’s Individual Insurance and Investments unit. As one of Canada’s largest investment fund companies, CI Funds had assets under management of $51.5 billion as at December 31, 2004. The Clarica Sales Force is an important contributor to CI Funds’ sales.

Annual Report 2004 | www.sunlife.com     19

Management’s Discussion and Analysis

2004 ACCOMPLISHMENTS

•	Earnings of $493 million were up 18% over 2003
•	Individual health insurance sales increased to $29 million, up 16% from 2003
•	Sales in market-based products through the Clarica Sales Force increased 51% over 2003
•	Launched new critical illness and joint term life insurance products, and repriced level cost of insurance universal life products
•	Re-entered the MGA channel by contracting with a number of new MGAs across Canada

FINANCIAL AND BUSINESS RESULTS

In response to customer and advisor needs, Individual Insurance and Investments successfully launched several new products during 2004. In particular, SLF Canada’s new critical illness product offers coverage for two additional illnesses and provides access to the “Best Doctors” service to give customers access to medical advice. The focus of the business unit will continue to be on increasing sales through the wholesale channel, improving advisor productivity, developing innovative products, and enhancing customer and advisor services.

Earnings increased to $493 million from $419 million in 2003. These increased earnings resulted from improved mortality and morbidity, better investment spreads primarily due to favourable credit experience, stronger stock market performance, improved pricing for segregated fund guarantees and reduced unit expenses, partially offset by higher new business acquisition costs and unfavourable lapse experience.

The increased scale and synergy savings from the Clarica acquisition continued to improve operating margins and reduce unit costs during 2004.

Increased productivity in the Clarica-branded exclusive sales force offset by lower sales in the wholesale channel resulted in an overall decrease in 2004 life and health insurance sales by 4% from the 2003 level to $136 million. SLF Canada is committed to profitable sales through the wholesale channel and will increase its life and health insurance product offerings, expand the number of its investment dealer and MGA relationships, and enhance its underwriting, sales illustrations and services to this channel.

Consumer preference for market-based funds due to strong market performance and lower interest rates resulted in increased segregated fund deposits, partially offset by lower premiums from guaranteed products. In total, wealth product sales were up 8% over 2003.

SUMMARY STATEMENT OF OPERATIONS

($ millions)	2004	2003	2002

Premiums	2,267	2,508	1,816
Net Investment Income	1,787	1,657	1,126
Fee Income	142	141	209

Total Revenue	4,196	4,306	3,151
Client Disbursement & Change in Actuarial Liabilities	2,681	2,880	2,152
Commissions & Other Expenses	863	835	696
Income Taxes	147	175	79
Non-Controlling Interests in Net Income of Subsidiaries	–	–	–
Par Policyholders’ Net Income (Loss)	12	(3)	1

Shareholders’ Net Income	493	419	223

Selected Financial Information

Individual Wealth Premiums and Deposits*	1,442	1,340	835
Individual Life and Health Sales – New Annualized Premiums	136	141	116

*	Excludes sales of CI Funds by Clarica Sales Force.

Sun Life Financial Canada – Group Benefits

BUSINESS PROFILE

SLF Canada’s Group Benefits business unit is a leading provider of group life and health insurance products in Canada. The Company has a market share of approximately 21% based on premium and premium equivalents, and provides services to more than 10,000 employers in Canada. The business unit provides life, dental, drug, extended health care, health spending accounts, disability and flexible benefit plans to employers of all sizes. SLF Canada competes on its strength of scale, product offerings, regional delivery model, industry-leading technology and e-business capabilities. The group benefit products are marketed and distributed across Canada by experienced sales representatives in co-operation with independent brokers and benefit consultants.

2004 ACCOMPLISHMENTS

•	Achieved earnings of $246 million, up 6% from 2003
•	Sales increased to $212 million, up 17% from 2003. Good client retention, with cancellation rates at less than 4% of premium and premium equivalents
•	Industry-leading technology provided through a new member services website and launching Benefits Explorer on the website used by plan members

20     Sun Life Financial Inc. | Annual Report 2004

Management’s Discussion and Analysis

FINANCIAL AND BUSINESS RESULTS

In 2004, Group Benefits increased investments in customer service initiatives aimed at improving retention of existing customers and winning new business. The new service initiatives focused on incorporating the voice of the customer to enhance customer satisfaction and loyalty.

Group Benefits continued to grow profitably through its innovative approach of providing integrated group benefits and group retirement services. This integrated approach allows plan members to manage their group benefits and retirement investments through a single point of access and a branded member site specific to their employer. The launch of Benefits Explorer, a web-based tool, further enhanced the plan member experience by providing easy access to relevant benefits coverage information.

In addition to introducing new technology innovations, Group Benefits launched a new group critical illness product and announced new international benefits solutions for clients with employees working outside Canada.

Group Benefits reported earnings of $246 million in 2004, an increase of $13 million or 6%, compared to 2003. The increase in earnings reflected continued growth in the business in force.

Revenue for the year grew by $42 million, or 2%, to $2.8 billion primarily due to increased premiums from business growth.

Sales, measured by annualized premiums and premium equivalents, increased 17% to $212 million for 2004. The increase reflected the addition of several large cases.

SUMMARY STATEMENT OF OPERATIONS

($ millions)	2004	2003	2002

Premiums	2,284	2,244	1,765
Net Investment Income	382	383	358
Fee Income	120	117	90

Total Revenue	2,786	2,744	2,213
Client Disbursement & Change in Actuarial Liabilities	1,962	1,964	1,629
Commissions & Other Expenses	489	451	345
Income Taxes	89	96	82

Shareholders’ Net Income	246	233	157

Selected Financial Information

Sales – Annualized Premiums and ASO Premium Equivalents	212	181	192

Sun Life Financial Canada – Group Retirement Services

BUSINESS PROFILE

SLF Canada’s Group Retirement Services business unit is the number one provider of defined contribution plans in Canada.(1) GRS also offers other group retirement services and products, including investment only segregated funds and fixed rate annuities, group life annuities and pensioner payroll services. With its strength in product and investment offerings, plan sponsor and member services and technology capabilities, GRS is well equipped to meet the complex plan and service requirements of medium to large corporations and associations, and to provide cost effective solutions to smaller markets. GRS had a market share of approximately 32% in Canada based on assets under management, and its group products covered almost 1.2 million plan participants at the end of 2004. GRS’s products and services are distributed through pension consultants, brokers and advisors.

2004 ACCOMPLISHMENTS

•	Led the Canadian industry in new business performance in 2004, with $1.8 billion in sales
•	Earnings increased to $106 million, up 20% from 2003
•	Ranked top supplier of defined contribution plans, group RRSPs and deferred profit sharing plans by Benefits Canada in 2004
•	Successful ISO 9001:2000 certification for National Account Plan Administration
•	Received six awards for investor education and advertising from the Life Communicators Association
•	Achieved record asset retention levels with over $315 million retained in 2004

FINANCIAL AND BUSINESS RESULTS

With the Clarica integration completed, GRS increased its focus on sales, asset retention and improving member experience in 2004. GRS’s net income increased $18 million or 20% over 2003, mainly due to an increase in fees earned on higher average asset levels, improved investment gains, and higher mortality and experience gains related to payout annuities. Sales increased 78% to $1.8 billion, with improvement in all product categories including small clients, large clients, payout annuities and asset retention products.

Fee income increased $14 million, mainly due to strong equity markets, positive cash flow and new sales. Guaranteed annuity premiums were down 6% in 2004 compared to 2003 as participants increasingly shifted their contributions toward market-based products over guaranteed funds.

(1)	As measured by Benefits Canada’s 2004 Capital Accumulation Plan Report.

Annual Report 2004 | www.sunlife.com     21

Management’s Discussion and Analysis

SUMMARY STATEMENT OF OPERATIONS

($ millions)	2004	2003	2002

Premiums	419	445	335
Net Investment Income	417	434	435
Fee Income	166	152	101

Total Revenue	1,002	1,031	871
Client Disbursement & Change in Actuarial Liabilities	679	743	668
Commissions & Other Expenses	175	162	115
Income Taxes	42	38	31

Shareholders’ Net Income	106	88	57

Selected Financial Information

AUM ($ billions)	26.4	25.8	23.3
Number of Defined Contribution Plan Participants (000s)	1,162	1,082	1,067

Sun Life Financial Canada – Reinsurance, McLean Budden and Other Operations

BUSINESS PROFILE

In 2004, SLF Canada’s Reinsurance, McLean Budden and Other operations included the business group’s reinsurance business, the 56%-owned subsidiary McLean Budden, and investment income and expenses not directly attributable to SLF Canada’s core business units.

Sun Life Financial’s Reinsurance operations provide customized reinsurance solutions with a primary focus on the life retrocession business in North America. The business unit is a market leader in North America with a 29% market share based on individual life retrocession in force. The business unit’s leadership position in life retrocession reflects its strong expertise in pricing and mortality risk management as well as Sun Life Assurance’s high financial strength rating.

McLean Budden is one of the premier institutional providers of investment management services in Canada with assets under management of $34.7 billion as at December 31, 2004.

2004 ACCOMPLISHMENTS

•	Strong earnings of $122 million, up 37% from 2003
•	Reinsurance sales included two large blocks of in-force life retrocession business
•	Implemented new ceded reinsurance administration system to enhance productivity
•	McLean Budden awarded a large global investment management mandate, bringing total 2004 global mandate accounts to over $1.7 billion, up 62% from 2003

FINANCIAL AND BUSINESS RESULTS

Reinsurance, McLean Budden and Other operations reported earnings of $122 million in 2004 compared to $89 million in 2003. The increased earnings reflected better results in the Reinsurance operations primarily due to better mortality experience, and stronger performance in McLean Budden due to improved equity markets.

Excluding the impact of the strengthening of the Canadian dollar against the U.S. currency, Reinsurance revenue increased 9% over the 2003 level, reflecting robust growth within the group life and critical illness lines of business. Sales of in-force insurance were $24 billion and included the successful placement of two sizeable in-force mortality blocks. Although sales were down slightly from 2003, this reflected strong performance given the ongoing consolidation within the life reinsurance market.

With higher equity market levels in 2004, McLean Budden’s assets under management were $34.7 billion as at December 31, 2004, up 18% from $29.3 billion a year ago.

22     Sun Life Financial Inc. | Annual Report 2004

Management’s Discussion and Analysis

SUMMARY STATEMENT OF OPERATIONS

($ millions)	2004	2003	2002

Premiums	402	408	229
Net Investment Income	120	72	55
Fee Income	108	75	44

Total Revenue	630	555	328
Client Disbursement & Change in Actuarial Liabilities	327	304	176
Commissions & Other Expenses	156	118	63
Income Taxes	11	33	(1)
Non-controlling Interests	14	11	14

Shareholders’ Net Income	122	89	76

Selected Financial Information	2004	2003	2002

Reinsurance Sales (in-force, $ billions)	24	28	16
Business (in-force, $ billions)	153	160	183
McLean Budden AUM ($ billions)	34.7	29.3	22.6

Sun Life Financial United States

BUSINESS PROFILE

SLF U.S. has three core businesses: annuities, individual life insurance for affluent consumers and business owners, and group life and health insurance for small to medium-sized companies. The Annuities business unit offers fixed annuities, variable annuities, equity-indexed annuities and investment management services. The Individual Life business unit offers single and joint universal life and variable universal life, corporate-owned and bank-owned life insurance (COLI/BOLI), and private placement variable annuities and variable universal life for high net worth clients. The Group Life and Health unit offers group life insurance and group health insurance, which includes short- and long-term disability benefits and medical stop-loss plans.

INDUSTRY PROFILE

The life, health and annuity insurance markets in the United States comprise a large number of industry players. Ongoing consolidation has led to dominance by the top 10 competitors in many of those markets, representing a market share of over 50%. The marginalization of smaller players creates potential acquisition opportunities for larger, better-capitalized organizations.

The continued growth in the baby boomer market, which now exceeds 76 million in the United States, continues to provide significant opportunities for SLF U.S. An increasing number of Americans are entering retirement, and their life expectancies are on the rise. Together with a heightened consumer awareness of the value of asset allocation and diversification, these demographic trends provide a significant opportunity for both wealth accumulation and protection products in the United States.

COMPETITIVE POSITION(1)

SLF U.S. is a significant player in the U.S. annuity and high-end specialty insurance markets:

•	1st in third-party distribution of annuities through banks, thrifts and credit unions
•	3rd in medical stop-loss insurance based on business in force
•	3rd in sales of equity-indexed annuities, featuring Multipoint, the #3 best selling product in the industry

STRATEGY

SLF U.S.’s long-term objective is to achieve a top 10 market rank in selected markets through the following strategies:

•	Achieve recognition as product and solution experts by leveraging customer knowledge, risk management and investment expertise
•	Strengthen operational scale and efficiency as a result of the implementation of the service centre multi-site strategy
•	Focus and enhance distribution capabilities and coverage by increasing the size of the individual life and annuity wholesale and group field representative networks
•	Pursue acquisitions to increase scale

2004 ACCOMPLISHMENTS

•	Earnings improved by 38% on a local currency basis and ROE was up 310 basis points over 2003 levels
•	Achieved sales growth in all business lines
•	Opened four new group sales offices
•	Rose to #3 ranking in equity-indexed annuity sales in the United States

(1)	Competitive statistics are based on published information at and for the year ended December 31, 2004 or the information available for the latest period before December 31, 2004.

Annual Report 2004 | www.sunlife.com     23

Management’s Discussion and Analysis

•	Achieved net sales of US$105 million in Group Life and Health, up 31% from 2003

•	Advanced the service centre multi-site strategy by establishing a call centre in Lethbridge, Alberta, and transferring certain information services functions to SLF U.S.’s Ireland technology centre

•	Enhanced capital efficiency through product design and structural reorganization

2005 PRIORITIES

•	Continue to build distribution capabilities across all businesses. Significant investments will be made to grow the annuities wholesale distribution force and improve productivity levels

•	Continue service centre cost improvement initiatives

•	Pursue acquisitions for scale efficiencies and enhanced growth potential

FINANCIAL AND BUSINESS RESULTS

For the year ended December 31, 2004, SLF U.S. reported earnings of $391 million, up $88 million or 29%, from 2003. The strengthening of the Canadian dollar against the U.S. currency during 2004 decreased earnings by $30 million.

On a local currency basis, earnings increased 38% to US$300 million, primarily due to improved equity markets, improved credit experience, and a lower effective tax rate due to favourable experience in respect of prior years’ audits and other items. Revenue for the year was US$7.2 billion, up US$358 million or 5% from 2003, as the increase in equity-indexed annuity sales more than offset the decline in fixed annuity sales.

ROE improved to 10.4% in 2004 from 7.3% in 2003 as a result of improved earnings and the benefits of continued capital efficiency measures.

OUTLOOK

The U.S. marketplace is defined by increasing levels of competition and regulation as the industry continues to consolidate. The core business units of SLF U.S. will benefit from scale efficiencies resulting from service centre improvements, the organic growth from distribution expansion and external growth from potential acquisitions.

SUMMARY STATEMENT OF OPERATIONS

(C$ millions)	2004	2003	2002

Premiums	6,465	6,666	9,165
Net Investment Income	2,355	2,433	2,069
Fee Income	609	564	643

Total Revenue	9,429	9,663	11,877
Client Disbursement & Change in Actuarial Liabilities	7,330	7,709	9,838
Commissions & Other Expenses	1,652	1,552	1,641
Income Taxes	55	97	38
Par Policyholders’ Income (Loss)	1	2	(2)
Loss (Income) from Discontinued Operations	–	–	(12)

Shareholders’ Net Income	391	303	374

Selected Financial Information
(US$ millions, except as noted)

Total Revenue	7,245	6,887	7,562
Shareholders’ Net Income	300	218	238
Return on Equity	10.4%	7.3%	7.3%
Total AUM (US$ billions)	56.1	52.7	52.7

Sun Life Financial United States – Annuities

BUSINESS PROFILE

SLF U.S.’s Annuities business unit represents an integral part of the Company’s growth platform in the United States. Annuities is a nationwide provider of individual annuity products in the U.S. market. The business unit offers a complete portfolio of fixed, variable and equity-indexed annuity products supported by broad distribution, and product and solution capabilities arising from a combination of market focus and investment and risk management expertise. The Annuities business unit includes SLF U.S. distribution subsidiaries, Sun Life Financial Distributors, Inc. and Independent Financial Marketing Group, Inc. (IFMG).

2004 ACCOMPLISHMENTS

•	Improved earnings by 66% on a local currency basis
•	Tripled equity-indexed annuity sales to achieve #3 ranking in the industry
•	Achieved #4 ranking out of 15, up two positions from 2003, in the Operations Managers Roundtable (annuity industry insurance carrier and broker dealer survey)
•	Launched combination Guaranteed Minimum Accumulation Benefit and Guaranteed Minimum Withdrawal Benefit (GMAB/GMWB) features
•	Launched innovative Secured Returns 2 rider, which has unique living benefit features to suit a bear market and a unique bull market refund of fees at maturity

24     Sun Life Financial Inc. | Annual Report 2004

Management’s Discussion and Analysis

FINANCIAL AND BUSINESS RESULTS

Earnings improved to US$184 million, up 66% from 2003. The increase was primarily due to the impact of improved equity markets, higher spreads on fixed annuities mostly from improved credit experience and a lower effective tax rate attributable to favourable experience from prior years’ audits.

Revenue for the year increased US $257 million, 6% higher than the 2003 level due to the increased sales of equity-indexed annuities and the impact of improved equity markets on fee income.

Overall annuity sales for 2004 improved to US$4.1 billion, up 13% from 2003, primarily on the strength of equity-indexed annuity sales. Sales of equity-indexed annuities tripled from a year ago primarily due to increased participation rates in the Multipoint product, advancing the Company to the #3 ranking in nationwide equity-indexed annuity sales. During 2004, SLF U.S. more than doubled the number of agents contracted to sell equity-indexed annuities.

Fixed annuity sales of US$472 million decreased 57% from 2003, as the low interest rate environment continued to challenge the sales of fixed income products.

Variable annuity sales declined slightly from 2003, as the impact of the restructuring of the sales force in 2004 more than offset the impact of the 2003 introduction of the living benefit feature and the 2004 introduction of the Secured Returns 2 product rider.

At December 31, 2004, total AUM were US$42.4 billion, up 5% from a year ago, primarily due to equity market improvements.

SUMMARY STATEMENT OF OPERATIONS

(C$ millions)	2004	2003	2002

Premiums	3,482	3,503	6,297
Net Investment Income	1,601	1,702	1,288
Fee Income	577	539	621

Total Revenue	5,660	5,744	8,206
Client Disbursement & Change in Actuarial Liabilities	4,435	4,693	7,073
Commissions & Other Expenses	975	859	965
Income Taxes	11	37	(27)
Loss (Income) from Discontinued Operations	–	–	(12)

Shareholders’ Net Income	239	155	207

Selected Financial Information
(US$ millions, except as noted)

Total Revenue	4,340	4,083	5,223
Shareholders’ Net Income	184	111	132
Gross Sales
Variable Annuities	1,953	1,973	2,539
Fixed Annuities	472	1,091	1,690
Equity-Indexed Annuities	1,637	525	332

Total	4,062	3,589	4,561
Total AUM (US$ billions)	42.4	40.3	39.3

Sun Life Financial United States – Individual Life

BUSINESS PROFILE

SLF U.S.’s Individual Life operations are primarily focused on servicing high net worth individuals in the U.S. market. The business unit focuses on competitively priced, high-quality products including single and joint universal life and variable universal life, COLI/BOLI, and private placement variable annuities and variable universal life products targeted at high net worth customers. The business unit’s core distribution channels, consisting principally of general agents and third-party intermediaries, provide access to its target customers of affluent individuals and business owners.

2004 ACCOMPLISHMENTS

•	Implemented a universal life product hedge strategy to help minimize the impact of a low interest rate environment
•	High net worth private placement variable annuities and private placement variable universal life sales grew to US$65 million, a 282% increase from 2003

FINANCIAL AND BUSINESS RESULTS

Individual Life continued to deliver stable performance in 2004. Earnings were US$81 million compared to US$77 million in 2003. The increase was primarily due to higher investment income and a lower effective tax rate due to a change in earnings mix, partially offset by the effect of strain on new business.

Revenue for the year increased US$23 million, reflecting higher investment income and increased sales in core products, partially offset by lower sales in other lines primarily due to the lowering of credited interest rates in 2004.

Sales, excluding COLI and BOLI, were up 20% over 2003. The increase reflected higher sales of the business unit’s high net worth private placement products. COLI and BOLI sales were higher in 2004 as 2003 sales were suppressed by the potential for unfavourable legislative proposals, which were favourably modified in 2004.

Annual Report 2004 | www.sunlife.com     25

Management’s Discussion and Analysis

SUMMARY STATEMENT OF OPERATIONS

(C$ millions)	2004	2003	2002

Premiums	2,033	2,243	1,943
Net Investment Income	683	662	701
Fee Income	28	22	19

Total Revenue	2,744	2,927	2,663
Client Disbursement & Change in Actuarial Liabilities	2,200	2,320	2,066
Commissions & Other Expenses	417	456	435
Income Taxes	19	43	46
Par Policyholders’ Income (Loss)	1	2	(2)

Shareholders’ Net Income	107	106	118

Selected Financial Information

(US$ millions)	2004	2003	2002

Total Revenue	2,119	2,096	1,697
Shareholders’ Net Income	81	77	75
Sales – New Annualized Premiums
COLI and BOLI	105	47	138
Other Individual	207	172	120
Premiums and Deposits	2,015	1,818	2,167

Sun Life Financial United States – Group Life and Health

BUSINESS PROFILE

SLF U.S.’s Group Life and Health operations provide customer-focused products and services to meet the group benefits needs of primarily small to medium-sized companies. Group Life and Health leverages its extensive distribution capabilities to market group life, long-term and short-term disability and medical stop-loss products throughout the United States. With strong underwriting expertise and distribution capabilities, the business unit is a competitive provider of group life and disability products to nearly 4 million group plan members. The business unit’s group insurance products are marketed and distributed by its 130 sales representatives in 24 regional sales offices in the United States. These representatives maintain close relationships with independent brokers and consultants who deal directly with employers.

2004 ACCOMPLISHMENTS

•	Opened four new sales offices
•	Maintained #3 ranking in the stop-loss market based on business in force
•	Achieved net sales of US$105 million, an increase of 31% from 2003
•	Maintained #9 ranking in group life sales and #13 ranking based on in-force premiums
•	Improved to #14 ranking in long-term disability sales from #15 in 2003, based on annualized premiums
•	Improved to #15 ranking in short-term disability sales from #19 in 2003, based on annualized premiums

FINANCIAL AND BUSINESS RESULTS

Group Life and Health earnings were US$35 million, an increase of 17% compared to 2003. The increase was primarily due to favourable long-term disability claims experience. The operating expense-to-insurance premium ratio increased slightly to 14% in 2004 from 13% a year ago due to additional investment in sales office expansion.

Revenue for the year increased to US$786 million, up US$78 million or 11% primarily driven by higher sales and lower lapses.

SUMMARY STATEMENT OF OPERATIONS

(C$ millions)	2004	2003	2002

Premiums	950	920	925
Net Investment Income	71	69	80
Fee Income	4	3	3

Total Revenue	1,025	992	1,008
Client Disbursement & Change in Actuarial Liabilities	695	696	699
Commissions & Other Expenses	260	237	241
Income Taxes	25	17	19

Shareholders’ Net Income	45	42	49

Selected Financial Information
(US$ millions)

Total Revenue	786	708	642
Shareholders’ Net Income	35	30	31
Business In Force	874	764	683

26     Sun Life Financial Inc. | Annual Report 2004

Management’s Discussion and Analysis

MFS Investment Management

BUSINESS PROFILE

MFS is a major U.S.-based investment management company, offering products and services in the U.S. and other global markets to both retail and institutional investors. MFS provides individual investors with mutual funds, college and retirement savings plans, variable annuities, separate accounts and offshore investment products. MFS serves institutional clients by providing asset management services for corporate retirement plans, separate accounts, public or government funds and insurance company assets. MFS distributes retail products primarily through financial intermediaries providing sales support, product administration and client service. Institutional clients are targeted through a direct sales force and the independent consultant network. As at December 31, 2004, the Company’s ownership interest in MFS was 94.8%, with the remainder owned by MFS’s employees.

INDUSTRY PROFILE

The investment management industry is highly competitive, driven by investment performance and customer service. High profile mutual fund regulatory investigations in the U.S. in 2004 affected the industry and are expected to increase the cost of operations. Retail sales of many large fund groups, including MFS, were hampered by highly publicized investigations and enforcement proceedings by the SEC, the New York Attorney General and other U.S. regulators, while institutional clients have been quicker to refocus on managers’ ability to deliver performance. Lingering results of the recent three-year equity bear market have focused advisors on asset diversification and lower expected investment returns.

COMPETITIVE POSITION

MFS is a global asset manager with total assets under management of US$146.2 billion as at December 31, 2004.

•	11th largest retail mutual fund company based on long-term assets under management(1) of US$75 billion at December 31, 2004
•	5th largest investment manager of variable annuity assets as at September 30, 2004
•	Over 25% of gross sales are sourced from non-U.S. retail and institutional clients supported by 15 global offices
•	Serves over 5 million investor accounts

STRATEGY

•	Achieve superior long-term investment performance built on the strength of investment research
•	Broaden business platform to include added focus on institutional and international products
•	Improve position in the U.S. retail distribution channel with superior products, quality service and value-added sales support
•	Diversify mix of assets under management across full range of asset categories
•	Capitalize on efficient operating infrastructure

2004 ACCOMPLISHMENTS

•	Implemented operational and compliance changes to address regulatory concerns
•	Launched industry-leading initiatives in elimination of “soft dollar” arrangements, improved shareholder expense reporting and independent fund governance
•	82% of funds ranked in the top half of their respective categories by Lipper Inc.(2) for 1-year performance

2005 PRIORITIES

•	Continue to re-establish investor confidence in the MFS brand
•	Continue to improve performance in U.S. equity products
•	Build on global diversification of product lines

FINANCIAL AND BUSINESS RESULTS

MFS’s 2004 operating earnings were up $5 million or 3% from 2003 levels in spite of the strengthening of the Canadian dollar against the U.S. currency during 2004, which decreased MFS’s earnings by $13 million. Additional costs for legal and compliance initiatives as well as higher expenses due to the elimination of “soft dollar” arrangements added to ongoing operating expenses. MFS incurred negative net asset flows of US$8.9 billion in 2004; however, this was more than offset by positive market action. Overall, assets under management were US$146 billion as at December 31, 2004, an increase of 4% for the year.

Revenue for the year of US$1.3 billion was up 8% on higher average net assets. Net income for MFS totalled US$88 million compared to a loss of US$39 million for 2003. Excluding the after-tax charges of US$45 million in 2004 and US$160 million in 2003 for the cost of regulatory settlements, operating earnings increased 10% from US$121 million in 2003 to US$133 million in 2004. This increase reflected the benefits of improved equity markets, partially offset by increased expenses and a reduction in revenues resulting from previous regulatory issues.

(1)	Long-term open-end mutual funds, excluding closed-end and money market funds.
(2)	Lipper Inc. is an independent company providing mutual fund analysis and benchmarking services.

Annual Report 2004 | www.sunlife.com     27

Management’s Discussion and Analysis

SUMMARY STATEMENT OF OPERATIONS

(C$ millions)	2004	2003	2002

Net Investment Income	(1)	(9)	9
Fee Income	1,701	1,693	1,970

Total Revenue	1,700	1,684	1,979
Commissions & Other Expenses	1,471	1,727	1,673
Income Taxes	108	5	109
Non-controlling Interests in Net Income of Subsidiaries	7	(5)	23

Shareholders’ Net Income (Loss) – Reported	114	(43)	174
Less Regulatory Settlement Provisions	(59)	(211)	–

Shareholders’ Net Income – Operating	173	168	174

Selected Financial Information
(US$ millions, except as noted)

Total Revenue	1,306	1,206	1,260
Shareholders’ Net Income
– Reported	88	(39)	111
– Operating	133	121	111
Sales (US$ billions)
Gross	29.5	34.2	35.8
Net	(8.9)	4.2	3.2
AUM (US$ billions)	146	140	113
Average Net Assets (US$ billions)	138	125	123

Gross sales remained strong despite a difficult retail mutual fund environment. Total sales by MFS for the year ended December 31, 2004 of US$29.5 billion were down 14% from 2003 primarily due to a decline of US$4.4 billion in sales of retail funds.

Redemptions slowed and net sales showed significant signs of improvement in the second half of 2004. Net outflows peaked in the second quarter of 2004 due to regulatory concerns and underperformance in certain investment categories. Net flows improved to US$139 million in the fourth quarter of 2004 driven by demand for institutional products.

MFS’s portfolio of assets under management has become more diversified, with its mutual fund assets as a percentage of total AUM decreasing from 66% in 2002 to 59% in 2004.

OUTLOOK

Positive net asset flows are expected to return in 2005 with a continued slowing of redemption activity combined with ongoing expansion in institutional and offshore distribution channels.

MFS made significant progress in 2004 in instituting investor-friendly reforms to address regulatory issues affecting the U.S. mutual fund industry and to implement its settlements with the SEC and other U.S. regulators. During 2004, MFS hired several industry veterans to oversee corporate governance and compliance issues, strengthened measures to discourage frequent trading of its funds, eliminated “soft-dollar” arrangements with brokers that trade stocks on MFS’s behalf, and lowered management fees on certain of its funds. These initiatives are restoring investor confidence in the MFS brand and will enhance future growth potential.

In the regulatory settlement with the Office of the New York Attorney General on February 5, 2004, MFS agreed to reduce its fees on certain funds by approximately US$25 million per year for five years.

Sun Life Financial Asia

BUSINESS PROFILE

SLF Asia operates through subsidiaries in the Philippines, Hong Kong and Indonesia, and through joint ventures with local partners in India and China. The Company’s Hong Kong-based Regional Headquarters provides an oversight role, acts as a value-added catalyst by providing general business development support to the business units and is responsible for regional expansion.

SLF Asia provides individual life insurance products and services in all business units, and savings, retirement and pension products and services in India and the Philippines. Group insurance is also offered in the Philippines and India.

INDUSTRY PROFILE

SLF Asia operates in environments ranging from well-developed markets to largely state-dominated, emerging markets. Life insurance penetration(1) ranges from slightly over 6% in Hong Kong to under 1% in Indonesia. The regulatory environments in which SLF Asia operates continue to evolve. In India, movements towards market liberalization could allow increased ownership by foreign companies of local joint venture life insurance

(1)	Premium as percentage of Gross Domestic Product. Source: Swiss Re – Sigma, volume 3/2004.

28     Sun Life Financial Inc. | Annual Report 2004

Management’s Discussion and Analysis

businesses. As part of the conditions for its membership in the World Trade Organization, China opened the group insurance market and lifted restrictions on city expansion in December 2004, providing further business development opportunities to foreign participants. Regulators in several jurisdictions have also imposed stricter licensing requirements on agents, which should improve agent quality and productivity.

COMPETITIVE POSITION(1)

•	2nd in life insurance by total premiums and 3rd in mutual funds by assets under management in the Philippines
•	2nd largest private insurer for individual and group business in India through joint venture operations, based on adjusted annualized first year premiums(2)

STRATEGY

SLF Asia’s goal is to become a significant contributor to the Company’s consolidated revenues and net income over the medium term.
The business segment’s strategy is to focus on becoming or remaining among one of the top three participants in each of the market segments in which it operates.

2004 ACCOMPLISHMENTS

•	Sales grew by 88% over 2003 to $240 million. Without currency fluctuations, the growth rate would have been 98%
•	In April 2004, the China joint venture started selling life insurance products in Beijing, the capital of the People’s Republic of China
•	The Indonesia operation’s field force increased by 45%, driving a sales increase of 93% over 2003
•	Strengthened the agency channel by increasing the number of agents across the region by 18%
•	Completed the migration to a new life insurance administration system in Hong Kong with a similar initiative to be completed in Indonesia in the first quarter of 2005, providing increased efficiencies, cross business unit synergy, and a platform for improved customer service
•	Integrated the operations of the three subsidiaries in the Philippines resulting in significant productivity improvement
•	On November 19, 2004, Sun Life Everbright Life Insurance Company Limited (Sun Life Everbright), the Company’s joint venture in China, signed a national co-operation agreement with the Agricultural Bank of China to market life insurance through the bank’s branches nationwide, starting in Tianjin and Beijing
•	Agreed to acquire the mutual fund business of Alliance Capital Management (India) Private Limited in India. The transaction is expected to close during the second quarter of 2005

2005 PRIORITIES

•	Focus on building capability to support market expansion in China
•	Continue to focus on sales growth with further expansion of career agency channel in all country operations and additional focus on channel diversification
•	Continue to focus on customer service initiatives to leverage recent investments in individual insurance administration technology
•	Integrate the Alliance Capital mutual fund assets under management with India operations to maximize the benefits of this acquisition

FINANCIAL AND BUSINESS RESULTS

SLF Asia contributed $45 million in shareholders’ net income for the year ended December 31, 2004, representing a 22% increase over the $37 million earned in 2003. Higher investment yields in Hong Kong and the beneficial effect of expense management initiatives in the Philippines reflected in the fourth quarter, contributed to the increase in earnings over 2003. The increase was partially offset by the strengthening of the Canadian dollar during 2004, which reduced earnings by $7 million.

Notwithstanding a continued depreciation in local currencies relative to the Canadian dollar in 2004, SLF Asia’s premium revenue grew by 22% over 2003 with strong sales and good persistency.

Higher profitability combined with prudent capital investments for long-term growth improved SLF Asia’s ROE to 10.3% from 7.8% a year ago.

SUMMARY STATEMENT OF OPERATIONS

($ millions, except as noted)	2004	2003	2002

Premiums	515	421	504
Net Investment Income	179	162	155
Fee Income	3	4	2

Total Revenue	697	587	661
Client Disbursements & Change in Actuarial Liabilities	482	388	450
Commissions & Other Expenses	156	150	176
Income Taxes	14	12	11

Shareholders’ Net Income	45	37	24

Selected Financial Information

Return on Equity	10.3%	7.8%	4.8%
Sales – New Annualized Premiums Individual Life*	240	128	105
Total AUM ($ billions)	2.4	2.1	2.2

*	Includes 100% of sales for joint ventures. Individual life sales would be $162 million, $97 million and $92 million for 2004, 2003 and 2002, respectively, if joint venture sales were included at 50%.

(1)	Competitive statistics are based on published information at and for the year ended December 31, 2004 or the information available for the latest period before December 31, 2004.
(2)	Adjusted annualized first year premiums include single premium at 10%.

Annual Report 2004 | www.sunlife.com     29

Management’s Discussion and Analysis

The Philippines

The Company offers customized financial product solutions in the Philippines, including individual life insurance, group insurance, educational and pension savings plans, and mutual funds. These products are distributed mainly to high net worth individuals, business owners and professional communities, primarily through a career agency force as well as institutional dealers and brokers. With a solid reputation in the country, Sun Life Financial’s Philippines operations had a #2 position in the life insurance market by total insurance premiums, #3 in mutual funds by assets under management, and reached #5 in sales of savings plans in 2004 based on initial contribution. The Philippines registered a 25% increase in sales in local currency, driven largely by higher savings plan sales.

Hong Kong

Sun Life Financial’s Hong Kong operation offers traditional, universal life and unit-linked products to the mass and affluent markets in Hong Kong through a multi-channel distribution strategy.

Sales of HK$240 million in 2004 improved 41% over 2003 as actions to strengthen the operation’s agency channel were realized and agent numbers more than doubled. The Hong Kong operation is pursuing additional bancassurance arrangements and is in the final stages of developing a new distribution arrangement for unit-linked products.

India

Birla Sun Life Insurance Company Limited (Birla Sun Life), the Company’s life insurance joint venture in India, markets a full line of individual life insurance and pension products to the upscale market segment through a career agent sales force of over 9,500 as well as bancassurance and alternate channels. In addition, Birla Sun Life provides group life and pension products to multi-national corporations and some of the largest local companies.

Birla Sun Life completed its third year of operations in 2004 with total individual and group insurance sales growth of 178% over the prior year in local currency. The success of Birla Sun Life can be attributed to strong brand recognition, product innovation and a multi-channel distribution network. As at the end of 2004, Birla Sun Life ranked second in the private sector in individual life insurance with adjusted first year premiums of $142 million and was one of the leading group insurance and pension providers.

Birla Sun Life Asset Management Company Limited, the Company’s asset management joint venture in India, offers a full array of mutual fund products through over 2,500 distributors. At the end of 2004, it was the fifth largest private mutual fund company in India by assets under management.

China

Sun Life Everbright, the Company’s joint venture in China, attained a significant milestone in April 2004, expanding operations into Beijing. Sun Life Everbright sells a comprehensive range of traditional, unit-linked and participating life insurance products in both Tianjin and Beijing primarily through career agents.

Indonesia

SLF Asia’s Indonesian operations distribute traditional and unit-linked individual life insurance in Indonesia through a career agency force.

With a 45% increase in number of agents, higher agent productivity and larger average case size, total sales in 2004 doubled the 2003 level in local currency.

OUTLOOK

Notwithstanding the challenges specific to each market, all regions and markets in which SLF Asia participates offer opportunity for long-term organic growth. In the Philippines, while competition is intensifying and the government is expected to tighten its policies to curb inflation, the Company is well positioned to take on the challenges ahead with the recent integration of its three subsidiaries and the diversification and expansion of its distribution channels.

While competition in the Indian insurance and mutual fund industries continues to intensify, the Company believes its joint ventures have the brand recognition, solid infrastructure, and necessary economies of scale to compete effectively in this high growth market. The Company has the right to increase ownership in Birla Sun Life when the restrictions on foreign ownership of Indian insurance companies are lifted. With the removal of most restrictions on geographical and cross-industry expansion in late 2004 in accordance with WTO accession, China presents excellent growth opportunities. To capitalize on these opportunities, Sun Life Everbright is focusing on agent recruitment, expansion into new cities, and the evaluation of entering the group insurance market in China.

30     Sun Life Financial Inc. | Annual Report 2004

Management’s Discussion and Analysis

Sun Life Financial United Kingdom

BUSINESS PROFILE

SLF U.K. manages a large block of in-force life and pension policies. SLF U.K. no longer offers products to new customers and the in-force policies constitute a run-off block of business. This business is managed by a small corporate governance team and most functions have been outsourced to external service providers.

     STRATEGY

•	Realize the underlying value of in-force business
•	Maximize ROE by effective capital management
•	Minimize operational risks and regulatory exposure

2004 ACCOMPLISHMENTS

•	Continued to produce 20% ROE and maximize shareholder value
•	Continued to maintain a high level of customer service
•	Reduced unit administration costs of in-force individual insurance business by 11% from 2003
•	Established a risk-based capital regime to provide greater certainty to future capital plans

2005 PRIORITIES

•	Deliver stable net income from the underlying insurance business
•	Continue to manage costs to maintain the current level of unit administration costs of in-force business
•	Continue to improve quality and content of customer service communications
•	Continue to maximize shareholder value

FINANCIAL AND BUSINESS RESULTS

For the year ended December 31, 2004, SLF U.K. earned $173 million compared to $203 million for 2003. The strengthening of the British pound against the Canadian dollar during 2004 increased earnings by $7 million.

In local currency, 2004 earnings of £73 million were £16 million lower than 2003. The decrease was primarily due to additional provisions for policyholder liabilities and reduced earnings in the group life business as a result of adverse claims experience, partially offset by the effect of a lower effective tax rate due to the favourable outcome of tax negotiations in the fourth quarter of 2004. ROE decreased to 20.6% from 21.5% in 2003, primarily reflecting the impact of lower earnings from the group insurance business.

Revenue declined by £103 million in 2004 compared to 2003 primarily due to the sale of the group business and lower individual insurance premiums as the closed block of business runs off. The group life business will have substantially run off by the end of 2005.

SUMMARY STATEMENT OF OPERATIONS

(C$ millions)	2004	2003	2002

Premiums	530	724	990
Net Investment Income	630	626	730
Fee Income	98	93	108

Total Revenue	1,258	1,443	1,828
Client Disbursement & Change in Actuarial Liabilities	958	1,069	1,426
Commissions & Other Expenses	131	163	230
Income Taxes	(4)	8	(18)

Shareholders’ Net Income	173	203	190

Selected Financial Information
(£ millions, except as noted)

Total Revenue	528	631	779
Shareholders’ Net Income	73	89	81
Return on Equity	20.6%	21.5%	21.9%
Total AUM (£ billions)	7.5	7.7	7.8

Annual Report 2004 | www.sunlife.com     31

Management’s Discussion and Analysis

Corporate Capital

BUSINESS PROFILE

Corporate Capital refers to investment income, expenses, capital and other items not allocated to the Company’s operating units. This business segment also includes the Company’s run-off reinsurance line, which is a closed block of mostly accident and health reinsurance business.

2004 ACCOMPLISHMENTS

•	Purchased and cancelled approximately 10 million shares as part of the stock repurchase program
•	Redeemed $250 million of subordinated debentures

2005 PRIORITIES

•	Use the capital management flexibility created by the corporate reorganization(1) and continue to optimize the Company’s overall capital structure
•	Enhance shareholder value through share repurchases of up to $500 million

FINANCIAL AND BUSINESS RESULTS

For the year ended December 31, 2004, Corporate Capital reported a loss of $9 million compared to a loss of $20 million in 2003. The reduced losses were largely due to improved results in run-off reinsurance and lower debt carrying costs, partially offset by fourth quarter foreign exchange losses related to capital transactions with non-domestic operations and reduced gains on the purchase by MFS management of shares in MFS. In addition, the 2003 results included a gain on the sale of the U.K. group business that was only partially offset by the 2004 gain from the sale of IQON Financial Management Inc. (IQON).

SUMMARY STATEMENT OF OPERATIONS*

($ millions)	2004	2003	2002**

Premiums	39	127	71
Net Investment Income	55	(55)	194
Fee Income	(44)	(29)	(72)

Total Revenue	50	43	193
Client Disbursements & Change in Actuarial Liabilities	138	(77)	500
Commissions & Other Expenses	31	158	109
Income Taxes	(169)	(77)	(233)
Non-controlling Interests in Net Income of Subsidiaries	59	59	46
Loss (Income) from Discontinued Operations	–	–	48

Shareholders’ Net Income (Loss)	(9)	(20)	(277)

*	Including consolidation adjustments related to activities between segments.
**	As restated.

Corporate Developments

The following significant developments occurred in 2004.

CORPORATE REORGANIZATION

On October 28, 2004, SLF Inc. and its wholly-owned subsidiary, Sun Life Assurance, announced their intention, subject to receipt of regulatory approvals, to carry out a reorganization plan under which most of Sun Life Assurance’s asset management businesses in Canada and the United States, including the majority of its U.S. annuities business, would be transferred to Sun Life Financial Corp., a newly incorporated subsidiary of SLF Inc. (the Reorganization). The Reorganization was completed on January 4, 2005.

Under the Reorganization, Sun Life Assurance transferred its shares of CI Funds, McLean Budden, Massachusetts Financial Services Company and its other U.S. subsidiaries to the new subsidiary. After the Reorganization, the operations remaining in Sun Life Assurance consist primarily of the life, health and annuities businesses of the Company’s Canadian operations, most of the life and health businesses of its United States operations, and all of its operations in the United Kingdom and Asia.

The Reorganization allows Sun Life Financial to position itself to benefit from the revised draft capital guidelines for life insurance holding companies recently issued by OSFI.

SALE OF IQON AND SYNERA TO CI FUNDS

On June 3, 2004, Sun Life Assurance sold two distribution subsidiaries, IQON and Synera Financial Services Inc., to Assante Corporation, a subsidiary of CI Funds in which the Company holds a 34% equity interest. The sale reflects the further development of the Company’s strategic partnership with CI Funds, as well as another step in the evolution of its wholesale distribution strategy in Canada.

(1)	As described in this MD&A under “Corporate Developments – Corporate Reorganization” on page 32.

32     Sun Life Financial Inc. | Annual Report 2004

Management’s Discussion and Analysis

BEIJING EXPANSION

In April 2004, Sun Life Everbright started selling life insurance products in Beijing, China. Between its start-up and the end of 2004, the Beijing operations accounted for 14% of the joint venture’s total sales in local currency. The Company is actively seeking to expand into other cities in China.

SHARE REPURCHASE PROGRAM

SLF Inc. continued its share repurchase program in 2004, and repurchased approximately 10 million common shares at a cost of $388 million. On January 6, 2005, SLF Inc. renewed its repurchase program for 2005 for the purchase of up to 5% of its outstanding common shares, starting January 12, 2005.

INCREASED QUARTERLY SHAREHOLDER DIVIDENDS

In 2004, SLF Inc. increased its quarterly common share dividend by 29%, reflecting the Company’s strong financial performance, continued capital strength and positive outlook for the Company’s future. The quarterly dividend payout per common share was increased from $0.17 to $0.21 in the first quarter of 2004, and from $0.21 to $0.22 in the third quarter of 2004. In July 2004, the Board of Directors set a new target dividend payout ratio of 25% to 35%, up from the previous level of 20% to 30%.

On January 27, 2005, the Board of Directors approved an additional 9% increase in the quarterly dividend to $0.24 per share.

REDEMPTION OF SUBORDINATED DEBENTURES

On November 15, 2004, Sun Life Assurance redeemed $250 million of its outstanding debentures, representing all of the 5.8% Debentures, Series 1, due May 15, 2013. The debentures were originally issued by Clarica.

ISSUANCE OF PREFERRED SHARES

On February 8, 2005, the Board of Directors of SLF Inc. announced a domestic public offering of $300 million of Class A Non-Cumulative Preferred Shares, Series 1. The preferred shares will be priced at $25 per share and will pay non-cumulative quarterly dividends of $0.297 per share, yielding 4.75% annually.

REDEMPTION OF CLASS E PREFERRED SHARES

On February 8, 2005, Sun Life Assurance announced that, subject to receipt of regulatory approval, it intends to redeem all of its Non-Cumulative Redeemable Class E Preferred Shares, Series 1 on June 30, 2005, for $25.00 per share plus declared but unpaid dividends thereon.

Critical Accounting Estimates

SLF Inc.’s significant accounting and actuarial policies are described in detail in Notes 1, 2, 8, 9 and 12 to SLF Inc.’s 2004 Consolidated Financial Statements. These policies require management to make judgments involving assumptions and estimates, some of which may relate to matters that are inherently uncertain. The estimates described below are considered particularly significant to understanding the Company’s financial performance. As part of the Company’s financial control and reporting, judgments involving assumptions and estimates are reviewed internally, by SLF Inc.’s independent auditor and by other independent advisors on a periodic basis. Accounting policies requiring estimates are applied consistently in the determination of the Company’s financial results.

BENEFITS TO POLICYHOLDERS

The Company’s benefit payment obligations over the life of its annuity and insurance products are determined by internal valuation models and are recorded in its financial statements, primarily in the form of actuarial liabilities. The determination of the value of these obligations is fundamental to the Company’s financial results and requires management to make certain assumptions about mortality and morbidity rates, policy terminations, equity market performance, interest rates, asset default, inflation, expenses and other factors over the life of its products.

In calculating actuarial liabilities and other policy liabilities, assumptions must be made about the timing and amount of many events, including death, accident or sickness, investment, inflation, policy termination, expenses, taxes, premiums, commissions and policyholder dividends. The general approaches to the setting of the assumptions used by SLF Inc. are described later in this section.

SLF Inc. uses best estimate assumptions for expected future experience. Uncertainty is inherent in the process, as no one can accurately predict the future. Some assumptions relate to events that are anticipated to occur many years in the future and are likely to require subsequent revision. Additional provisions are included in the actuarial liabilities to provide for possible adverse deviations from the best estimates. If the assumption is more susceptible to change or if the actuary is less certain about the underlying best estimate assumption, a correspondingly larger provision is included in the actuarial liabilities.

In determining these provisions, the Company ensures:

•	when taken one at a time, each provision is reasonable with respect to the underlying best estimate assumption, and the extent of uncertainty present in making that assumption, and
•	in total, the cumulative effect of all provisions is reasonable with respect to the total actuarial liabilities.

With the passage of time and resulting reduction in estimation risk, the provisions are released into income. In recognition of the long-term nature of policy liabilities, the margin for possible deviations generally increases for contingencies further in the future. The best estimate assumptions and margins for adverse deviations are reviewed annually and revisions are made where deemed necessary and prudent.

Mortality

Mortality refers to the rate at which death occurs for a defined group of people. Insurance mortality assumptions are generally based on the Company’s average five-year experience. For annuities, Company experience is combined with industry experience, since the Company’s own experience is insufficient to be statistically reliable. Assumed

Annual Report 2004 | www.sunlife.com     33

Management’s Discussion and Analysis

future mortality rates on annuities are adjusted to reflect expected improvements in mortality. Assumed mortality rates for life insurance contracts do not reflect any future improvement that might occur.

For products for which higher mortality would be financially adverse to the Company, a 1% increase in the best estimate assumption would decrease net income by $106 million. For products for which lower mortality would be financially adverse to the Company, a 1% reduction in the mortality assumption would decrease net income by $32 million.

Morbidity

Morbidity refers to the rate of accident or sickness, and recovery therefrom, for a defined group of people. Most of the Company’s disability insurance is marketed on a group basis. In Canada, the Company offers critical illness policies and long-term care on an individual basis. Medical stop-loss insurance is offered on a group basis in the United States. In Canada, group morbidity assumptions are based on the Company’s five-year average experience, modified to reflect the trend in recovery rates. For long-term care and critical illness insurance, assumptions are developed in collaboration with our reinsurers and are largely based on their experience. In the United States, Company experience is used for both medical stop-loss and disability assumptions, with some consideration for industry experience. Larger provisions for adverse deviation are used for those benefits where Company or industry experience is limited. For products for which the morbidity is a significant assumption, a 1% change in that assumption would reduce net income by $13 million.

Policy Termination Rates

Policyholders may allow their policies to terminate prior to the end of the contractual coverage periods by choosing not to continue to pay premiums or by exercising one of the non-forfeiture options in the contract. Assumptions for termination experience on life insurance are generally based on the Company’s average five-year experience. Termination rates vary by plan, age at issue, method of premium payment and policy duration. For universal life contracts, it is also necessary to set assumptions about premium cessation occurring prior to termination of the policy. Studies prepared by industry or actuarial bodies are used for certain products where the Company’s experience is too limited to be statistically valid.

For individual life insurance products for which fewer terminations would be financially adverse to the Company, net income would be decreased by $62 million if the termination rate assumption were reduced by 10% starting in policy year six (5% for participating policies and policies with adjustable premiums). For products for which more terminations would be financially adverse to the Company, net income would be decreased by $62 million if an extra 1% of the in-force policies were assumed to terminate each year beginning in policy year six (0.5% for participating policies and policies with adjustable premiums).

Equity Markets

For certain products, the value of the Company’s obligations to policyholders is dependent on assumptions about the future level of equity markets. The equity market return sensitivity is provided for in the actuarial liabilities for all such products, with adequate provisions to absorb moderate changes in rates of equity market return.

For participating insurance products, the effect of changes in equity market movements is largely passed through to policyholders as changes to the amount of dividends declared in accordance with the normal operation of these policies according to their contractual terms.

The actuarial liabilities for guarantees offered under certain blocks of business have significant sensitivity to changes in expected equity market returns. For example, for variable annuity guarantees primarily in the U.S. (including reinsured business) and for certain annuity options in the U.K., a 1% reduction in the expected long-term equity market return assumption would decrease net income by $65 million in respect of these guarantees.

Interest Rates

Interest rate sensitivity is provided for in the actuarial liabilities for all policies, with adequate provisions to absorb moderate changes in interest rates.

For certain product types, including participating insurance policies and certain forms of universal life policies and annuities, the effect of changes in the interest rate environment is largely passed through to policyholders as changes in the amount of dividends declared or in the rate of interest credited. These changes occur routinely as interest rates change, and reflect the normal operation of these policies according to their contractual terms.

An immediate 1% parallel increase in interest rates at December 31, 2004, across the entire yield curve would result in an estimated increase in net income of $36 million arising from the change in actuarial liabilities. Conversely, an immediate 1% parallel decrease in interest rates would result in an estimated decrease in net income of $134 million.

Asset Default

In addition to the allowances for losses on invested assets outlined in Note 8 to SLF Inc.’s 2004 Consolidated Financial Statements, the actuarial liabilities at December 31, 2004, included an amount of $2.2 billion determined on a pre-tax basis to provide for possible future asset defaults and loss of asset value. This provision results from a reduction in the expected future investment yield or a reduction in the value of equity assets recognized in the computation of actuarial liabilities. The reduction varies depending on the creditworthiness of the class of asset.

Operating Expenses and Inflation

Actuarial liabilities provide for future policy-related expenses. These include the costs of premium collection, claims adjudication and processing, actuarial calculations, preparation and mailing of policy statements and related indirect expenses and overheads. Expense assumptions are mainly based on recent Company experience using an internal expense allocation methodology. The increases assumed in future expenses are consistent with the inflation rate used in the scenario testing under the standards established by the Canadian Institute of Actuaries. The sensitivity of actuarial liabilities to a 10% increase in unit expenses Company-wide would result in a decrease in net income of $248 million.

34     Sun Life Financial Inc. | Annual Report 2004

Management’s Discussion and Analysis

FAIR VALUE OF INVESTMENTS

As described in Note 1 to SLF Inc.’s 2004 Consolidated Financial Statements, stocks, including certain other equity type investments, and real estate are originally recorded at cost and the carrying value is adjusted toward fair value each quarter at rates of 5% for stocks and 3% for real estate. Fair values of stocks and certain other equity investments are disclosed in Note 8 of SLF Inc.’s 2004 Consolidated Financial Statements and are based on quoted market prices or references to market values for similar investments. For real estate, market values are determined by qualified appraisers. Appraisals are obtained annually for high value properties and at least once every three years for other properties.

Certain equity derivatives are accounted for on the same basis as stocks, while other equity index futures, swaps, forwards and options are reported at their fair values on the balance sheet with increases and decreases in their values reported in net investment income. Further details are set out in Note 1 to SLF Inc.’s 2004 Consolidated Financial Statements. Fair values of interest rate swap and foreign exchange contracts are determined by discounting expected future cash flows using market interest and exchange rates for similar instruments. Fair values of options, financial futures and common stock index swaps are based on quoted market prices or the value of the underlying securities or indices.

Market values are subject to fluctuations as economic and business conditions change. Where a readily observable market value is not available, management judgment is required in the process of determining fair market values. As at December 31, 2004, the market value of stocks, including certain other equity type investments, and real estate comprised approximately 8% of the market value of total invested assets.

ALLOWANCE FOR INVESTMENT LOSSES

The Company had total general fund invested assets of $96.9 billion as at December 31, 2004, the majority of which was invested in medium- to long-term, high-quality fixed income instruments. The Company maintains a prudent policy in setting the allowance for investment losses. Comprehensive reviews are performed on the Company’s invested assets on a regular basis. Management considers various factors to identify invested assets of potential concern. In addition to the Company’s ability and intent to hold the invested assets to maturity or until a recovery in value, consideration is given to general economic and business conditions, industry trends, specific developments with regard to security issuers, and available market values.

When an asset is classified as impaired, allowances for losses are established to adjust the carrying value of the asset to its estimated recoverable amount. The determination of the estimated recoverable amount is based on estimates of net realizable value. The use of different methodologies and assumptions may have a material effect on the estimates of net realizable value. Sectoral allowances are also established for classes of assets when there is concern about the ultimate collection of principal or interest because of a general deterioration of a particular business sector. These allowances represent management’s best estimate, based on market conditions, of probable losses within a portfolio that have not yet been specifically identified. Provisions for losses on investments, which increase the allowances, are charged against net investment income. Write-offs, net of any recoveries, reduce the allowances.

As at December 31, 2004, the Company’s total impaired assets, net of specific allowances of $165 million, amounted to $276 million. The corresponding market value of these impaired assets was approximately $286 million as at December 31, 2004.

GOODWILL AND OTHER INTANGIBLES

Goodwill represents the excess of the cost of businesses acquired over the fair value of the net identifiable tangible and intangible assets. Goodwill is not amortized. The Company had a carrying value of $5.5 billion in goodwill as at December 31, 2004, consisting primarily of $3.7 billion arising from the Clarica acquisition and $1.5 billion arising from the acquisition of Keyport Life Insurance Company in the United States.

Identifiable intangible assets consist of finite-life and indefinite-life intangible assets. As at December 31, 2004, the Company’s finite-life intangible assets had a carrying value of $579 million, reflecting primarily the value of certain distribution channels and asset administration contracts acquired as part of the IFMG and Clarica acquisitions. The Company’s indefinite-life intangible assets had a carrying value of $916 million, reflecting fund management contracts, brand name and state licenses.

Goodwill is assessed for impairment annually by comparing the carrying values of the appropriate business segments, including any associated subsidiary segments, as required, to their respective fair values. If any potential impairment is identified, it is quantified by comparing the carrying value of the respective goodwill to its fair value.

Indefinite-life intangibles are assessed for impairment annually by comparing their carrying values to their fair values. If the carrying values of the indefinite life intangibles exceed their fair values, these assets are considered impaired and a charge for impairment is recognized.

The fair value is determined using various valuation models. These models require management to make certain judgments and assumptions that could affect the fair value estimates and resulting impairment write-downs. Management believes that the assumptions used are reasonable and supportable based on the current economic and industry environment. As at December 31, 2004, the fair values of the appropriate operating business segments, including any associated subsidiary segments as required, and the fair values of the indefinite-life intangible assets were well in excess of their carrying values.

INCOME TAXES

Sun Life Financial’s provision for income taxes is calculated based on the expected tax treatment of transactions recorded in the Company’s consolidated statements of operations for a particular period. The determination of the required provision for current and future income taxes requires the Company to interpret tax legislation in the jurisdictions in which it operates and to make assumptions about the expected timing of realization of future tax assets and liabilities.

Annual Report 2004 | www.sunlife.com     35

Management’s Discussion and Analysis

To the extent that the Company’s interpretations differ from those of tax authorities or the timing of realization is not as expected, the provision for income taxes may increase or decrease in future periods to reflect actual experience. The amount of any increases or decreases cannot be reasonably estimated.

Accounting Policies

CHANGES IN ACCOUNTING POLICIES IN 2004

In 2004, SLF Inc. adopted certain new accounting standards and policies that are detailed in Note 2 to SLF Inc.’s 2004 Consolidated Financial Statements. None of these changes are considered material to the determination of the Company’s financial position or results.

FUTURE ADOPTION

Consolidation of Variable Interest Entities

The Company adopted Consolidation of Variable Interest Entities, Canadian Institute of Chartered Accountants (CICA) Handbook Accounting Guideline 15 on January 1, 2005. This Guideline provides guidance for application of consolidation principles to those entities defined as variable interest entities (VIEs), in which equity investors do not have the characteristics of a “controlling financial interest” or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support from other parties. The Guideline requires that all entities be designated as either voting interest entities or variable interest entities. VIEs are subject to consolidation by the Primary Beneficiary which is defined as the party who has exposure to the majority of a VIE’s expected losses and/or expected residual returns, as defined in the Guideline.

In August 2004, Accounting Guideline 15 was revised to ensure that the original CICA Handbook Guideline was harmonized with revised Financial Accounting Standards Board (FASB) Interpretation No. 46, Consolidation of Variable Interest Entities, the U.S. GAAP equivalent of Accounting Guideline 15. The impact of this change was that SLF Inc. reclassified approximately $1.2 billion of non-controlling interest in subsidiaries to senior debentures recorded in other liabilities.

Additional details of the impact of this Guideline are summarized in Section D, “Variable Interest Entities”, in Note 23 to SLF Inc.’s 2004 Consolidated Financial Statements.

Financial Instruments – Disclosure and Presentation

The Company adopted the amendments to the accounting requirements in CICA Handbook Section 3860, Financial Instruments -Disclosure and Presentation, on January 1, 2005. Securities issued by the Company that give the Company an unrestricted obligation to settle the principal amount in cash or in the equivalent value of its own shares must be classified as debt. The Company does not expect these amendments to have a material impact on its consolidated financial statements.

Risk Management

INTRODUCTION

The Company’s enterprise-wide risk management framework establishes processes and requirements for risk measurement and worldwide practices. It provides oversight to the risk management activities within major operating areas and business units. It is designed to provide discipline and consistency to the practice of risk management in all business units.

RISK FRAMEWORK

Objectives

The framework specifies the four key objectives of the risk management program: (i) avoid risks that could materially affect the value of the Company, (ii) contribute to sustainable earnings, (iii) take risks that the Company can manage in order to increase returns, and (iv) provide transparency of the Company’s risks through internal and external reporting.

Risk Philosophy

The Company is in the business of accepting risks for appropriate return. It will take on those risks that meet the objectives of the organization. The program design aligns risk management with the corporate vision and strategy and embeds it within the business management practices of the business units.

Risk Culture

The Company aspires to a risk culture that supports an effective risk management program. The elements of this risk culture include (i) acting with integrity, (ii) understanding the impact of risk on our customers, (iii) embedding risk management into the business, (iv) promoting full and transparent communications, (v) collaboration and (vi) alignment of objectives and incentives.

Accountabilities

Accountability provides clear lines of responsibility and authority for risk acceptance and risk taking. The Risk Review Committee of SLF Inc.’s Board of Directors, composed of independent directors, oversees management’s approach to risk management. The committee’s key areas of focus include responsibility for ensuring that the major areas of risk of the Company’s business activities are identified and reviewed by management, and approving, and reviewing compliance with, the policies and programs implemented by the Company for the management and control of risk. Management is responsible for the management of risk and for reporting on key risk issues to the committee on a regular basis.

KEY RISK PROCESSES

The Company has a formal risk management program implemented by management in each business group. This program includes a process that applies qualitative and quantitative analysis of the risk exposures, with appropriate reporting to senior management and the Board of

36     Sun Life Financial Inc. | Annual Report 2004

Management’s Discussion and Analysis

Directors. The results of this reporting are used to develop an annual Company-wide view of the most significant risks, which is reported to the Risk Review Committee.

Risk Identification

The Company has established a formal risk identification program in which management of each business group identifies the current key risks that may impact the business. Exposures to these risks are assessed on a qualitative and quantitative basis. Risk control programs are documented and action plans are established for mitigating the exposure. Using the input from the business groups, the Company also identifies the key risks that may materially impact the organization as a whole. These risks are monitored by senior management and reported to the Risk Review Committee on an annual basis.

Business Practices Reviews

The Company reviews its business practices on an ongoing basis in light of evolving and emerging business practices and standards and legal and regulatory requirements.

RISK CATEGORIES

The risks facing the Company can generally be classified into four categories:

•	Market risk: the uncertainty arising from changes in market prices or indices and the cost of embedded options and guarantees related to equity markets and/or interest rates
•	Credit risk: the uncertainty surrounding the likelihood of default or credit downgrade
•	Insurance risk: the uncertainty due to differences between the actual and expected amounts of claims and benefit payments and the cost of embedded options and guarantees related to insurance risks
•	Operational risk: the uncertainty arising from events caused by failures of people, process and technology as well as external dependencies

RISK MEASUREMENT

Market Risk Tolerance and Earnings-at-Risk

The Company has established market risk tolerance limits that set out the maximum target income sensitivity of business groups to changes in interest rates, and equity and foreign exchange markets. These limits are based on the sensitivity of a one-year forward projection of income tested by business groups against a set of internally prescribed market shocks. Deviations from the applicable limits are reported to the Risk Review Committee.

To complement the above, the Company has also developed an Earnings-at-Risk measurement model. The model provides to management and the Risk Review Committee an analysis of capital market risks. The Earnings-at-Risk model is also able to project a distribution of possible deviations of earnings to further assist in risk management activities.

Sensitivity of Earnings

The following table sets out the sensitivity of the Company’s earnings to changes in the interest rate environment and equity markets based on the existing business mix. These amounts are estimated assuming limited management actions to mitigate the impact of the changes.

Increase (Decrease)
($ millions)	in Earnings

Interest Rate Sensitivity(1)
1% Increase	45
1% Decrease	(99)
Equity Market Sensitivity(2)
10% Increase	75
10% Decrease	(91)

(1)	Represents a 100 basis point parallel shift in assumed interest rates across the entire yield curve.
(2)	Represents the percentage change in equity markets.

RISK POLICIES

The Company has adopted worldwide consolidated risk management policies to provide a consistent approach to measurement, mitigation and control and monitoring of risk exposures. Risk policies have been established with respect to the major risks facing the Company.

MARKET RISK

Asset/Liability Management

The Company’s asset/liability management maximizes the long-term economic value within established risk tolerance limits and constraints. The Company’s insurance liabilities are segmented according to major product type with investment guidelines established for each segment. Asset mix, asset quality, liquidity and interest rate exposure are regularly measured and compared to policy objectives and liability requirements for each product segment.

Interest rate risk is the risk of asset-liability mismatch resulting from interest rate volatility.

To manage interest rate risk, the Company has a matching policy for each portfolio of assets and associated liabilities in order to keep potential losses within acceptable limits. For interest-sensitive business lines, such as individual and group annuities, the primary approach is to manage the sensitivity of the duration gap between assets, liabilities and off-balance sheet instruments to interest rate changes. Specifically, the Company employs a “key rate duration” technique that examines the duration gap of assets and liabilities at discrete points on the yield curve. These gaps are managed within specified tolerance limits.

Market risk is the uncertainty arising from changes in market prices or indices and the cost of embedded options and guarantees related to equity markets and/or interest rates.

The Company’s exposure to market risk is monitored and managed against established risk tolerance limits, using the Earnings-at-Risk monitoring tools noted above. Individual stock holdings are diversified by industry type and corporate entity.

Real estate holdings are diversified by location and property type. The effects of a large and sustained adverse market movement in real estate values are regularly monitored through Dynamic Capital Adequacy Testing and other stress-testing techniques.

Other important factors to consider in assessing the Company’s exposure to market risk include the use of derivatives and the Company’s policies regarding liquidity management and foreign exchange risk. For additional discussion on the Company’s use of derivatives and its

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Management’s Discussion and Analysis

policies on liquidity management, see pages 41 to 46 in this MD&A under the heading “Financial Position and Liquidity”. Discussion of the impact of currency fluctuations and other risk factors can be found on pages 22 to 26 in SLF Inc.’s 2004 AIF under the heading “Risk Factors”.

CREDIT RISK

Credit Risk Management

Credit risk is the uncertainty surrounding the likelihood of default or credit downgrade.

To manage credit risk associated with fixed income investments, the Company uses detailed credit and underwriting policies, detailed diversification requirements, comprehensive due diligence and aggregate counterparty exposure limits within fixed income portfolios. A numerical credit risk factor is assigned to all fixed income investments and an aggregate credit risk factor is developed for major operations and the Company in aggregate, which are monitored against pre-established limits and reported periodically to the Board of Directors. Provisions for impaired assets are charged against the carrying value of the assets. Allowances for possible future asset defaults are also provided for in the actuarial liabilities of the Company.

Reinsurance Ceded Risk Management

Reinsurance ceded risk is the counterparty risk relating to externally reinsuring exposures.

The Company maintains a reinsurance ceded policy to establish limits and to monitor the level of reinsurance ceded to any single reinsurer or group of reinsurers. These limits are also consolidated across operations to capture total exposure to any single reinsurer.

INSURANCE RISK

Product Design and Pricing Risk

Product design and pricing risk arises from inappropriate or inadequate product design and pricing including deviations from the assumptions used in pricing products as a result of uncertainty concerning future investment yields, mortality and morbidity experience, expenses, rates of policy termination, and taxes.

To manage product design and pricing risk the Company sets standards and guidelines that address product design and pricing methods, pricing assumptions, profit margin objectives, required scenario analysis, documentation, internal peer review and pricing approval processes. The product design and pricing risk management process also includes completion of an annual compliance assessment by all business units and the internal audit of business unit pricing processes on a rotating basis.

Mortality and Morbidity Risk Management

Mortality and morbidity risk is the risk of incurring higher than anticipated mortality and morbidity claim losses on any one policy or group of policies.

To manage mortality and morbidity risk, the Company follows detailed uniform underwriting procedures to determine the insurability of applicants and to manage exposure to large claims. Underwriting requirements are regularly scrutinized against industry guidelines.

Group insurance policies are underwritten prior to the issue of the policy and again at each renewal period. The Company’s group insurance underwriting is driven by risk selection, plan design and rating techniques.

The risk policies approved by the Board of Directors include limits on the maximum amount of insurance that may be issued under one policy and the maximum amount that may be retained. These limits vary by geographic region. Amounts in excess of these limits are reinsured.

OPERATIONAL RISK

Operational Risk Management

Operational risk is the uncertainty arising from events caused by failures of people, processes or technology as well as external dependencies.

To manage operational risk, the Company has worldwide policies and guidelines as well as specific policies and guidelines for each business which it operates.

The Company also maintains a comprehensive insurance program that provides protection against potential losses. This program includes appropriate levels of self-insurance. The Company’s environmental risk management program is designed to help protect investment assets from losses due to environmental issues and to help ensure compliance with applicable laws. Environmental risks arise primarily from the Company’s real estate, mortgage and structured finance portfolios. The senior investment officer in each business group is responsible for ensuring that the local environmental policy is appropriate for local operating conditions.

A description of the Company’s risk factors can be found on pages 22 to 26 of SLF Inc.’s 2004 AIF under the heading “Risk Factors”.

Investments

The Company holds a diverse set of investment portfolios for its general funds. The Company maintains prudent, uniform investment policies for the general funds with specific guidelines appropriate for each of its business groups and focuses on maintaining high-quality, well-diversified portfolios that are appropriate for its general fund obligations. The investment of the Company’s general funds is described below.

INVESTMENT POLICIES

The primary aim of the Company for its general fund assets is to ensure that all investments are properly aligned with business objectives, including ensuring policyholder obligations are being met and that adequate liquidity is maintained at all times. The Risk Review Committee regularly reviews and approves investment policies that set prudent standards and procedures for the investment of the Company’s general fund assets. These policies include requirements,

38     Sun Life Financial Inc. | Annual Report 2004

Management’s Discussion and Analysis

restrictions and limitations for interest rate, credit, equity market, real estate market, liquidity, concentration, currency and derivative risks. Compliance with these policies is monitored on a regular basis. Management is also required to advise the Risk Review Committee annually whether there has been adherence to these policies.

INVESTMENT PROFILE

The Company had total consolidated general fund invested assets of $96.9 billion at December 31, 2004, compared to $97.2 billion at December 31, 2003. The decrease was primarily due to the strengthening of the Canadian dollar against foreign currencies during 2004, which reduced assets by $3.0 billion, partially offset by the impact of growth in business during the year.

The investment portfolio is broadly diversified and carefully managed with respect to the nature of the Company’s underlying policyholder obligations. The Company invests the majority of its general funds in medium- to long-term fixed income instruments such as bonds and mortgages. The Company’s portfolio composition is very conservative, with approximately 90% of the general funds in cash and fixed income investments as at December 31, 2004. Real estate comprised 3% of the general funds, of which approximately 68% related to the participating policyholders’ account. Common stock comprised approximately 4% of the general funds, of which approximately 73% was related to the participating policyholders’ account. The Company’s shareholders’ net income is not materially affected by the performance of investments held in the participating policyholders’ account.

INVESTMENTS

($ millions)	2004		2003		2002
	Carrying		Carrying		Carrying
	Value	% of Total	Value	% of Total	Value	% of Total

Bonds	64,496	67	66,090	68	73,367	66
Mortgages	13,862	14	13,601	14	15,799	14
Stocks	3,463	4	3,473	4	4,221	4
Real Estate	3,148	3	3,067	3	3,223	3
Cash and Equivalent Investments	5,966	6	4,972	5	7,152	7
Policy Loans and Other Invested Assets	5,982	6	5,973	6	6,726	6

Total Carrying Value	96,917	100	97,176	100	110,488	100

Total Market Value	102,798		102,252		114,993

BONDS

The Company’s bond portfolio represented 67% of invested assets at December 31, 2004, compared to 68% at the end of the previous year. The Company’s bond portfolio is actively managed through a regular program of purchases and sales directed at optimizing yield, quality and liquidity, while ensuring that the asset portfolio remains matched to liability requirements. At December 31, 2004, the bond portfolio had a carrying value of $64.5 billion and a market value of $68.6 billion compared with $66.1 billion and $70.1 billion, respectively, at the end of 2003. The decrease in bond investments was primarily attributable to the strengthening of the Canadian dollar against foreign currencies, which had the effect of reducing bonds by $2.3 billion.

At December 31, 2004, the Company held $15.5 billion of non-public bonds, which constituted 24% of the Company’s overall bond portfolio. Non-public bonds rated “A” or higher represented 59% of total non-public bonds, and non-public bonds rated “BBB” or higher represented 94% of total non-public bonds at December 31, 2004.

The Company’s bond portfolio is also diversified by country. As at December 31, 2004, based on the jurisdiction of the incorporation of issuers, 40% of the total bond portfolio was invested in Canada, 43% in the U.S. and 11% in the U.K.

MORTGAGES

The Company’s mortgage portfolio represented 14% of invested assets at December 31, 2004, unchanged from the end of 2003. The Company’s mortgage portfolio totalled approximately $13.9 billion compared to $13.6 billion at the end of 2003. As at December 31, 2004, 67% of the total mortgage portfolio was invested in Canada, 31% in the U.S., and 2% in the U.K.

The Company’s mortgage portfolio is almost entirely first mortgages. While the Company generally requires a maximum loan to value ratio of 75%, it may invest in mortgages with a higher loan to value ratio in Canada if the mortgage is insured.

As at December 31, 2004, commercial mortgages accounted for 72% and residential mortgages accounted for 28% of the Company’s total mortgage portfolio. Approximately 44% of mortgage loans mature by December 31, 2009. As part of its ongoing investment activities, the Company seeks to renew a significant proportion of those mortgages that meet the Company’s investment criteria.

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Management’s Discussion and Analysis

The Company also originates and manages mortgage-backed investments for institutional clients. This fee-based business allows the Company to leverage its extensive commercial mortgage underwriting expertise and enhance its asset management strength. In 2004, the Company securitized $161 million of commercial mortgage-backed securities. The Company had $1.7 billion in managed mortgage assets as at December 31, 2004, compared to $1.9 billion at the end of 2003.

STOCKS

The Company’s equity portfolio represented 4% of invested assets at December 31, 2004, unchanged from the end of 2003. At December 31, 2004, the stock portfolio had a carrying value of $3.5 billion, unchanged from the 2003 level. The market value of its stock portfolio rose to $3.4 billion at the end of 2004, up 9% from the end of 2003 as higher equity market values more than offset the unfavourable currency impact due to the strengthening of the Canadian dollar against foreign currencies.

The Company’s equity portfolio is diversified by country. At December 31, 2004, $791 million or 23% of the Company’s equity portfolio related to Canadian issuers, $1.1 billion or 32% to U.S. issuers, $1.4 billion or 41% to U.K. issuers, and $150 million or 4% to issuers from other jurisdictions. The portfolio is also well diversified by specific issuer. Excluding the Company’s equity interest in CI Funds, no single issuer exceeded 2% of the portfolio at December 31, 2004.

REAL ESTATE

The Company’s real estate portfolio represented 3% of invested assets at December 31, 2004, unchanged from the end of 2003. At December 31, 2004, 59% of the portfolio was located in Canada, 29% in the United States and 12% in the United Kingdom. The Company’s real estate portfolio had a carrying value of approximately $3.1 billion and a market value of approximately $3.4 billion at December 31, 2004, compared with $3.1 billion and $3.3 billion, respectively, at the end of 2003.

Commercial office properties are the major component of the real estate portfolio, representing approximately 46% of real estate investments at December 31, 2004.

During 2004, the Company sold the majority of its property management contracts pertaining to its commercial properties in Canada to Bentall Capital LP, enabling the investment management team of the Company to better focus on the core asset management aspects of the real estate portfolio.

IMPAIRED ASSETS

Total impaired assets, net of total specific and sectoral allowances, amounted to $178 million at December 31, 2004, compared to $333 million as at December 31, 2003. The decrease of $155 million reflects the disposal of certain impaired holdings, the impact of the additional allowances taken during the year, and the strengthening of the Canadian dollar against foreign currencies. The Company’s net impaired ratio, defined as net impaired assets to total invested assets, decreased to 0.18% at December 31, 2004, from 0.34% at the end of 2003.

The Company had allowances of $263 million against gross impaired assets of $441 million as at December 31, 2004, compared to $366 million and $699 million respectively, at December 31, 2003. Impaired assets are primarily bonds related to the U.S. securitization, transportation and utilities sectors.

In addition, the Company had $2.2 billion for possible future asset defaults included in its actuarial liabilities as at December 31, 2004, compared with $2.0 billion in 2003.

The Company takes provisions for certain bonds and mortgages designated as impaired. In 2004, the Company took provisions of $21 million on invested assets compared to provisions of $113 million in 2003. The 2004 provisions reflect an improvement in impaired asset levels. The 2003 provisions were primarily related to investments in the airline and securitization sectors in both the United States and Canada.

DEFERRED NET REALIZED GAINS

Deferred net realized gains represent net gains on the sale of invested assets that have not yet been recognized in income. In accordance with Canadian generally accepted accounting principles for insurance companies, net realized gains on the sales of bonds and mortgages are deferred and amortized into future investment income on a constant yield basis over the remaining period to maturity. Net realized gains on the sale of stocks and real estate are deferred and amortized into future investment income at the quarterly rate of 5% and 3%, respectively, of the unamortized balance.

The Company had $3.5 billion in deferred net realized gains as at December 31, 2004, of which $2.6 billion represented net gains on invested assets backing actuarial liabilities and $0.9 billion represented net gains on invested assets backing capital. Gains on bonds and stocks collectively represented 90% of total deferred net realized gains as at December 31, 2004.

NET UNREALIZED GAINS

Net unrealized gains represent the difference between market value and carrying value of investments, which are not recorded on the Company’s balance sheet other than with respect to stocks and real estate. Carrying values for stocks and real estate are determined on a moving average market method of accounting whereby a portion of unrealized gains or losses is included in the carrying value of investments. The related changes in unrealized gains and losses are credited to or charged against income.

The Company had $5.9 billion in net unrealized gains as at December 31, 2004 compared to $5.1 billion as at December 31, 2003. A significant portion of the net unrealized gains relate to invested assets backing actuarial liabilities. Additional information is provided in Notes 7 and 8 to SLF Inc.’s 2004 Consolidated Financial Statements.

40     Sun Life Financial Inc. | Annual Report 2004

Management’s Discussion and Analysis

Financial Position and Liquidity

The Company maintains a strong financial position and adequate liquidity to ensure it can meet its obligations.

PRINCIPAL SOURCES OF FUNDS

The primary source of funds for the Company is cash provided by operating activities, including premiums, investment management fees and net investment income. These funds are used primarily to pay policy benefits, dividends to policyholders, claims, commissions, operating expenses and interest. Cash flows generated from operating activities are generally invested to support future payment requirements, including the payment of dividends to shareholders. The Company may also raise funds from time to time through borrowing and issuing of securities to finance growth, acquisitions or other needs.

Net cash, cash equivalents and short-term securities increased by $994 million in 2004 primarily because of lower net cash used in investing activities, lower negative impact of currency exchange fluctuations and reduced net cash used in financing activities. Net cash used in investing activities was lower primarily due to a net reduction in the level of investments in long-term assets compared to a year ago. Net cash used in financing activities was lower in 2004 primarily reflecting $106 million higher repayment of borrowed funds in 2003 and an increase of $37 million in proceeds from share issuance related to the exercise of employee stock options. Lower share repurchases by $139 million in 2004 were mostly offset by an increase in common share dividend payments of $102 million. In addition, financing activities reflect debt redemptions of $267 million and $189 million in 2004 and 2003, respectively.

At December 31, 2004, the Company maintained cash, cash equivalents and short-term securities totalling $6.0 billion, of which 32% were held in relation to certain derivative strategies and bond repurchase agreements. The corresponding percentage was 34% at the end of 2003. In addition to providing for near-term funding commitments, cash, cash equivalents and short-term securities include amounts which support short-term liabilities.

CASH FLOW

($ millions )	2004	2003	2002

Net Cash Provided by Operating Activities*	3,230	3,245	4,453
Net Cash Provided by (Used in) Financing Activities	(1,102)	(1,204)	292
Net Cash Provided by (Used in) Investing Activities	(1,460)	(2,564)	(3,216)
Changes Due to Fluctuations in Exchange Rates	(90)	(455)	44

Increase (Decrease) in Cash and Cash Equivalents	578	(978)	1,573
Cash and Cash Equivalents, beginning of period	3,178	4,156	2,583

Cash and Cash Equivalents, end of period	3,756	3,178	4,156
Short-term Securities, end of period	2,210	1,794	2,996

Cash, Cash Equivalents and Short-term Securities, end of period	5,966	4,972	7,152

*	Includes net cash provided by discontinued operations.

LIQUIDITY

The Company’s primary liquidity requirement is to meet operating cash obligations such as the payment of claims and expenses and debt servicing, and to ensure its ability to pay shareholder dividends. The Company generally maintains a conservative liquidity position that exceeds all the liabilities payable on demand. To further strengthen its liquidity, the Company actively manages and monitors its capital levels, its asset/liability matching position, diversification and credit quality of its investments, and its cash forecasts and actual amounts against established targets. In addition, the Company maintains standby credit facilities with a variety of banks. The agreements relating to the Company’s debt, letters of credit, and lines of credit contain covenants of the nature normally found in these types of agreements relating to solvency, credit ratings and other such matters. The Company is in material compliance with all covenants in these agreements.

The Company is subject to various regulations in the jurisdictions in which it operates. The ability of SLF Inc.’s subsidiaries to pay dividends and transfer funds is regulated in certain jurisdictions and may require local regulatory approvals and the satisfaction of specific conditions in certain circumstances. Through effective cash management and capital planning, SLF Inc. ensures that its subsidiaries, as a whole and on a stand-alone basis, are properly funded and maintain adequate liquidity to meet obligations, both individually and in aggregate.

Based on the Company’s historic cash flows and current strong financial performance, management believes that the cash flow from the Company’s operating activities will continue to provide sufficient liquidity for the Company to satisfy debt service obligations and to pay other expenses.

CAPITAL STRUCTURE

As at December 31, 2004, the Company’s capital consisted of common shares issued by SLF Inc., preferred shares and subordinated debentures issued by Sun Life Assurance and its subsidiary, Sun Canada Financial Co., Sun Life ExchangEable Capital Securities (SLEECS) issued by Sun Life Capital Trust (SLCT), which qualified as Tier 1 capital for regulatory capital purposes, and cumulative capital securities issued by a subsidiary of Sun Life Assurance.

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Management’s Discussion and Analysis

As at December 31, 2004, shareholders’ equity was $14.3 billion, up $426 million from the December 31, 2003 level. The increase was primarily due to shareholders’ net income of $1.7 billion, partially offset by net share repurchases of $330 million, payment of shareholder dividends of $515 million, and a $421 million reduction due to the strengthening of the Canadian dollar against foreign currencies.

The number of SLF Inc. common shares outstanding decreased to 592 million as at December 31, 2004, compared to 600 million as at December 31, 2003. The reduction was primarily due to SLF Inc.’s share repurchase program, through which approximately 10 million common shares were repurchased in 2004.

SLF Inc. granted stock options to certain employees and directors, which may be exercised at the closing price of the common shares on the trading day preceding the grant date.

As at January 31, 2005, there were 592,235,890 SLF Inc. common shares and 12,244,744 stock options outstanding.

Sun Life Assurance had 6,000,000 preferred Class E Shares, Series 1 outstanding with a principal amount of $150 million as at December 31, 2004. These shares carry a dividend yield of 6.5% and were originally issued by Clarica.

As at December 31, 2004, $950 million of SLEECS — Series A and $200 million of SLEECS — Series B were outstanding. The SLEECS were issued by SLCT, a subsidiary of Sun Life Assurance. Holders of the SLEECS have the right to surrender each $1,000 face amount of SLEECS in exchange for 40 non-cumulative preferred Class A Shares of Sun Life Assurance. These preferred shares may be exchanged for common shares of SLF Inc. Details on the SLEECS are described in Note 15 to SLF Inc.’s 2004 Consolidated Financial Statements. Effective January 1, 2005, as a result of the change in accounting guidelines described in Note 2 to SLF Inc.’s 2004 Consolidated Financial Statements, SLCT was deconsolidated from SLF Inc. As a result, SLF Inc. deconsolidated $1,150 million of non-controlling interest in subsidiaries and recorded $1,200 million of senior debentures payable to SLCT in other liabilities. The senior debentures issued by Sun Life Assurance comprised a $990 million issue bearing 6.865% interest due December 31, 2031, and a $210 million issue bearing 7.093% interest due June 30, 2052. For regulatory reporting purposes, the SLEECS remain as a part of the Company’s capital structure.

The Company’s long-term debt decreased with the redemption by Sun Life Assurance of $250 million of its 5.8% debentures in November 2004. At December 31, 2004, the Company’s long-term debt consisted of (i) cumulative capital securities of $720 million, which were issued in U.S. dollars with no scheduled maturity date, (ii) $1.2 billion of subordinated debentures issued in Canadian dollars with maturities between 2015 and 2028, and (iii) subordinated notes of $213 million issued in U.S. dollars with maturities between 2007 and 2015.

Sun Life Financial’s debt-to-total capital ratio, including the SLEECS and Sun Life Assurance’s Class E Preferred Shares Series 1 as part of debt, decreased to 19% as at December 31, 2004, from 21% at December 31, 2003.

SHAREHOLDER DIVIDENDS

SLF Inc. increased its quarterly common shareholder dividend to $0.21 per share in the first quarter of 2004 and to $0.22 per share in the third quarter of 2004. Total common shareholder dividends paid in 2004 were $0.86 per share, up from $0.68 in 2003. On January 27, 2005, the Board of Directors approved an additional 9% increase in quarterly dividends on SLF Inc.’s common shares to $0.24 per share. SLF Inc.’s dividend policy is reviewed periodically by the Board of Directors, and is dependent upon the Company’s earnings, financial condition and capital requirements.

CAPITAL ADEQUACY

The Company has a policy in place that ensures adequate capital is maintained in the countries in which it has operations. In Canada, SLF Inc. and Sun Life Assurance are subject to the Minimum Continuing Capital and Surplus Requirements (MCCSR) established by OSFI. In September 2003, OSFI advised the life insurance industry that no minimum or targeted MCCSR would apply to insurance holding companies on a consolidated basis. In addition, certain foreign life insurance companies will not be subject to the MCCSR rules but instead will be allowed to rely on the capital adequacy models developed by the foreign jurisdiction. On February 2, 2005, OSFI issued draft guidelines incorporating these principles. It is anticipated that after the guidelines are finalized the Company’s principal operating life insurance company in the United States, Sun Life Assurance Company of Canada (U.S.), will not be subject to the MCCSR requirements. The Company will revise its capital policy to accommodate the new holding company capital rules when the guidelines are finalized.

42     Sun Life Financial Inc. | Annual Report 2004

Management’s Discussion and Analysis

Sun Life Assurance will continue to be subject to the MCCSR required capital for a life insurance company in Canada. Under the current MCCSR guidelines, OSFI generally expects insurance companies to maintain a minimum MCCSR ratio of 150%. Sun Life Assurance’s MCCSR ratio was well above the minimum level as at December 31, 2004. Sun Life Assurance Company of Canada (U.S.) is subject to the Risk-Based Capital rules under the National Association of Insurance Commissioners (NAIC). The NAIC generally expects insurance companies to maintain 200% of minimum Risk-Based Capital. Sun Life Assurance Company of Canada (U.S.)’s Risk-Based Capital was well above the minimum level as at December 31, 2004. In addition, other foreign operations and foreign subsidiaries of SLF Inc. must comply with local capital requirements in the jurisdictions in which they operate. These foreign operations and subsidiaries all maintained capital levels well above the minimum local requirements as at December 31, 2004.

OFF-BALANCE SHEET ARRANGEMENTS

In the normal course of business, the Company is engaged in a variety of financial arrangements. The principal purposes of these arrangements are:
(i)	to earn management fees and additional spread on a matched book of business;
(ii)	to hedge and match the Company’s liabilities, and reduce risks associated with currency, interest rate and stock market fluctuations, and to reproduce permissible investments; and
(iii)	to reduce financing costs.

While most of these activities are reflected on the Company’s balance sheet with respect to assets and liabilities, certain of them are either not recorded or are recorded on the Company’s balance sheet in amounts that differ from the full contract or notional amounts.

The types of off-balance sheet activities the Company undertakes primarily include:
•	asset securitization
•	securities lending
•	financial derivatives
•	financial reinsurance

Asset Securitization

The Company’s asset securitization program primarily comprises mortgage-backed securities and collateralized bond obligations. The purpose of these structures is to leverage the Company’s investment expertise to source and manage assets for third-party customers for which the Company is paid origination and/or management fees.

The Company generally uses special purpose entities (SPEs) to carry out these activities. SPEs may be organized as trusts, partnerships or corporations. In an asset securitization, the Company transfers assets to an SPE in exchange for cash. The SPE obtains the cash needed to pay for the assets it receives by issuing securities to investors. As part of the SPE arrangement, the Company may subscribe to a subordinated investment in the securities issued by the SPE. The Company is generally retained to manage the assets in the SPE on a fee-for-service basis. All of the asset securitization transactions undertaken by the Company are structured on a non-recourse basis under which the Company has no exposure to the default risks associated with the assets in the SPE, other than through any retained interest held by the Company, which is not expected to be material.

The Company’s asset securitization program, excluding MFS’s securitization activities, is summarized in the following table.

($ millions)	2004	2003

As at December 31
Balance of Securitized Assets	3,178	3,075
The Company’s Retained Interests	138	165
For the year ended December 31
Cash Flow Received on Retained Interests and Servicing Fees	57	26
Sales Proceeds from New Securitizations Including Gains Before Taxes	179	693

During 2004, the Company sold commercial mortgages with a carrying value of $161 million to a trust that subsequently issued securities backed by the commercial mortgages. The Company was retained by the trust to service and administer the mortgages. It also retained a subordinated investment in these securities. The 2004 transactions resulted in pre-tax gains of approximately $18 million. These gains are being amortized into income over time.

The Company, through MFS, manages collateralized debt obligations. The Company’s exposure in these collateralized debt obligations is limited to its equity investment and the management fee income earned. The net carrying value of MFS’s equity investment at December 31, 2004, was $6 million and the expected annual management fees are approximately $5 million.

Securities Lending

The Company maintains a securities lending program through which certain securities from its investment portfolio are loaned to other institutions for short periods. The purpose of this program is to generate additional fee income. The Company conducts its program only with well-established, reputable banking institutions that carry a minimum credit rating of “AA”. It is Company practice to obtain a guarantee from the lending agent against counterparty default, including collateral deficiency, in securities lending transactions.

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Management’s Discussion and Analysis

The Company’s securities lending program is summarized in the following table.

($ millions)	2004	2003

As at December 31
Balance of Securities Loaned	2,071	568
Value of Collateral	2,240	642
For the Year Ended December 31
Fee Income Received	3	3

The Company’s loaned securities, which are included in invested assets, had a carrying value and market value as at December 31, 2004 of approximately $2,071 million and $2,130 million, respectively. As at December 31, 2003, the Company’s loaned securities had a carrying value and market value of approximately $568 million and $609 million, respectively.

Financial Derivatives and Risk Mitigation

The Company uses derivative instruments for hedging and risk management purposes or in replication strategies to reproduce permissible investments. The Company does not engage in speculative investment in derivatives. The permissible derivative instruments under the Company’s policy include swaps, options, financial futures, and forward contracts to manage risks or to replicate the exposures associated with interest rate, currency and equity market fluctuations.

The Company generally enters into derivative transactions with counterparties with an “AA” credit rating or better. Where a counterparty’s rating is downgraded to below this level, the Company has credit support arrangements in place which require additional collateral.

The Company uses financial models and techniques to ensure the appropriateness of its risk mitigation strategies. Generally, a derivative transaction will be pursued if the asset purchase or sale is not considered as financially beneficial compared to an alternative transaction using permissible derivative instruments.

The Company’s derivative instruments are summarized in the following table.

($ millions)	2004	2003

As at December 31
Total Notional Amount	30,217	26,163
Net Fair Value	1,080	715
Credit Equivalent Amount	2,480	2,249
Risk-Weighted Credit Equivalent Amount	59	53

Derivative transactions are measured in terms of notional amounts, which serve as the basis for calculating payments and are generally not actual amounts that are exchanged. The net fair value represents the unrealized gains, net of unrealized losses, of all derivative financial instruments. The credit equivalent amount is determined as the replacement cost of the derivative contracts having a positive fair value plus an amount representing the potential future credit exposure. The risk-weighted credit equivalent amount is a measure used to determine the amount of capital necessary to support derivative transactions for certain Canadian regulatory purposes. It is determined by weighting the credit equivalent amount according to the nature of the derivative and the creditworthiness of the counterparties. Both credit equivalent amount and risk-weighted credit equivalent amount are determined in accordance with guidelines provided by OSFI. As at December 31, 2004, the credit equivalent amounts for interest rate contracts, foreign exchange contracts, and equity and other contracts were $350 million, $838 million and $1,292 million, respectively. The corresponding risk-weighted credit equivalent amounts were $8 million, $22 million and $29 million, respectively.

Additional details in respect of derivatives are described in Notes 1, 8, 9 and 23 of SLF Inc.’s 2004 Consolidated Financial Statements.

The Company’s use of derivatives for its material risk mitigation activities pertains mainly to exposures with respect to movements in equity markets, interest rates and currency.

Management of Sensitivity to Equity Market Movements

The Company sells variable annuities that contain guarantees, the value of which is sensitive to movement in equity markets. Derivatives are used to lower the sensitivity of income to significant reductions in equity market levels.

The Company has issued a large volume of such variable annuities primarily in the United States where the guarantees on these annuities are managed using put options against the Standard and Poor’s 500 Index over a range of strike prices and maturities. A hedging program has been developed for variable annuities that involves dynamic trading of equity futures and options to reflect market conditions and policyholder activity.

Through its run-off reinsurance business, the Company also has reinsured the guarantees offered on variable annuities issued by certain other insurance companies. The reserving requirements of these guarantees are sensitive to movements in equity markets. During 2004, the Company purchased long dated put options against the Standard and Poor’s 500 Index to reduce the income volatility associated with this business.

The Company sells equity-indexed annuity products in the United States that contain guarantees related to equity market performance. The exposure is managed using equity-indexed futures and options which are traded on a daily basis to reflect market conditions and policyholder activities.

The asset mix of the With Profit Fund in the SLF U.K. business group includes a component of equities. Derivatives are used to protect the fund from the impact of a significant fall in the value of equities. A costless equity collar option on the FTSE 100 Index is currently being used as a stop loss to protect the fund against a potential fall of the U.K. equity market below a predetermined level while the fund in return would forfeit any potential increase in the U.K. equity market above a specified threshold.

44 Sun Life Financial Inc. | Annual Report 2004

Management’s Discussion and Analysis

Management of Sensitivity to Interest Rate Movements

The Company uses interest rate derivatives as part of its asset/liability management strategy, which is described in more detail in the Risk Management section beginning on page 36 of this MD&A.

The Company has exposure to decreases in interest rates on universal life contracts issued in the United States. In Canada, the Company has exposure to decreases in interest rates on certain group annuity contracts containing minimum interest guarantees. Interest rate floors, swaps and swaptions are being used to lower the sensitivity of financial loss due to significant reductions in interest rates.

In the U.K., the Company has a portfolio of unit-linked pension products that offer guaranteed annuity rate options. The value of these guarantees is sensitive to the level of interest rates at the time of annuitization. The Company has purchased swaption contracts to reduce financial losses due to interest rate movements.

Management of Sensitivity to Currency Fluctuations

The Company uses cross currency swaps and forwards to reduce the sensitivity to currency fluctuations. These derivative instruments are primarily used to match the value and cash flows of specific assets denominated in one currency with the value and cash flows of the corresponding liabilities denominated in another currency. Currency swaps are also used to hedge certain investment and operations financing activities.

Financial Reinsurance

Although Sun Life Financial is currently not entering into any new financial reinsurance treaties, the Company has previously engaged in financial reinsurance markets to generate fee income.

The Company’s in-force financial reinsurance program is summarized in the following table.

($ millions)	2004	2003

As at December 31 Business In-Force Equivalent	148	395
Risk-Weighted Amount*	1	1
For the year ended December 31 Fee Income Received	4	5

*	Represents the risk equivalent amount weighted according to the nature of the risk profile of each financial reinsurance treaty.

COMMITMENTS, GUARANTEES, CONTINGENCIES AND REINSURANCE MATTERS

In the normal course of business, the Company enters into leasing agreements, outsourcing arrangements, and agreements involving indemnities to third parties. The Company is also engaged in arbitration proceedings in the U.S. and U.K. with certain companies that have contracts to provide reinsurance to the Company. Details regarding the Company’s commitments, guarantees and contingencies are summarized in Note 21 of SLF Inc.’s 2004 Consolidated Financial Statements.

Lease Commitments

The Company leases offices and certain equipment. These are operating leases with rents charged to operations in the year to which they relate. Total future rental payments for the remainder of these leases were $491 million as at December 31, 2004.

Contractual Commitments

In the normal course of business, the Company provides credit instruments to its customers to facilitate their financial needs. These various contractual commitments are not reflected in SLF Inc.’s 2004 Consolidated Financial Statements. At December 31, 2004, there were outstanding contractual commitments of $1.8 billion. The majority of these commitments are to extend credit under commercial and residential mortgage loans.

Letters of Credit

The Company issues letters of credit in the normal course of business. At December 31, 2004, letters of credit in the amount of $341 million have been issued.

Outsourcing Agreements

The Company enters into long-term outsourcing contracts from time to time to allow the Company to focus on its core business and enhance customer services. Its material long-term outsourcing contracts are described below.

In March 2002, the Company entered into a five-year outsourcing contract with Marlborough Stirling group, a U.K. based software and service provider specializing in the financial services sector, to outsource the administration of its closed block of U.K. individual life and pension business, consisting of approximately 723,000 policies as at December 31, 2004. The contract has subsequently been extended by two years through to 2009. The value of the main contract is estimated at approximately £138 million over its term. The future payments to Marlborough Stirling group are estimated to be approximately £14 million in 2005 and £39 million for the remaining term of this contract after 2005. The outsourcing arrangement has reduced the Company’s operating costs and risks, enhanced its strategic flexibility in the U.K. market, and represented another step in the implementation of the Company’s strategic initiative to rationalize its U.K. operations. On November 30, 2004, Marlborough Stirling group announced that it was exploring the possibility of a joint venture or sale of some or all of its business. Sun Life Financial is monitoring this situation.

In August 2002, the Company entered into an outsourcing contract with IBM Canada Limited (IBM), under which IBM provides a wide range of technology services to the Company over a seven-year period. The value of this contract is estimated to be approximately $250 million over its life. Beginning in 2004, e-Messaging and mainframe services under the outsourcing arrangement were broadened in scope. The future payments to IBM, based on currently anticipated usage levels, are estimated to be approximately $37 million a year for the remaining term of this contract.

Annual Report 2004 | www.sunlife.com     45

Management’s Discussion and Analysis

CONTRACTUAL OBLIGATIONS

	Payments Due by Period

($ millions)	Total	Within 1 Year	1–3 Years	4–5 Years	Over 5 Years

Long-Term Debt
Operating Leases	491	103	172	90	126
Credit-Related Arrangements	3,332	–	–	33	3,299
Contractual Commitments	1,754	1,081	673	–	–
Letters of Credit	341	341	–	–	–

Total Contractual Obligations	5,918	1,525	845	123	3,425

Legal and Regulatory Proceedings

In 2003, industry-wide regulatory investigations were launched in the U.S. investment industry regarding market timing, late trading and other issues. On February 5, 2004, MFS reached settlements with federal and state regulators with respect to alleged false and misleading information in certain MFS fund prospectuses regarding market timing and related issues. In these settlements, MFS agreed to pay US $225 million to compensate investors in certain funds, of which US $50 million was a penalty, and agreed to reduce fees on certain MFS funds by approximately US $25 million annually for five years. Under these settlements, MFS neither admitted nor denied any wrongdoing. The Company recorded a $211 million after-tax charge to income in the fourth quarter of 2003 in connection with these settlements.

On March 31, 2004, MFS settled an administrative proceeding with the United States Securities and Exchange Commission regarding disclosure of brokerage allocation practices in connection with sales of certain MFS funds. Under the terms of that settlement, in which MFS neither admitted nor denied any wrongdoing, MFS agreed to pay US $1.00 (US one dollar) in disgorgement and US $50 million in penalty to compensate certain MFS funds. The Company recorded a $59 million after-tax charge to net income in the first quarter of 2004 in connection with this settlement.

On December 16, 2004, the Ontario Securities Commission approved a settlement agreement with CI Funds, in which CI Funds agreed to make a payment of $49.3 million plus interest to investors in its mutual funds that were affected by frequent trading that CI Funds permitted to occur in certain accounts. This settlement had an immaterial effect on the 2004 earnings of Sun Life Financial.

The Company and its subsidiaries have received requests for information from and are co-operating with insurance and securities regulators and other government and self-regulatory agencies in Canada and the United States in their continuing investigations and examinations with respect to various issues, including market timing and late trading of mutual funds and variable insurance products, directed brokerage, revenue sharing, compensation and other arrangements with distributors and brokers, and recordkeeping requirements.

Since December 2003, SLF Inc., MFS and certain of its subsidiaries, MFS Corporation Retirement Committee, various MFS funds, certain current and/or former Trustees of those MFS funds, and certain officers of MFS have been named as defendants in more than 30 lawsuits filed in U.S. federal and state courts seeking damages of unspecified amounts. The lawsuits variously have been commenced as class actions or individual actions on behalf of investors who purchased, held or redeemed shares of the MFS funds during specified periods, as class actions on behalf of participants in certain retirement plan accounts, or as derivative actions on behalf of the MFS funds. The suits generally seek compensatory damages, punitive damages, recovery of fees, rescission of contracts, an accounting, restitution, declaratory relief, equitable and/or injunctive relief and attorney’s fees and costs. The various lawsuits generally allege that some or all of the defendants (i) permitted or acquiesced in market timing and/or late trading in some of the MFS funds, and inadequately disclosed MFS’s internal policies concerning market timing and such matters, (ii) received excessive compensation as fiduciaries to the MFS funds, or (iii) permitted or acquiesced in the improper use of fund assets by MFS to support the distribution of MFS fund shares and inadequately disclosed MFS’s use of fund assets in this manner. The actions assert that some or all of the defendants violated U.S. federal securities laws, the Employee Retirement Income Security Act of 1974, as well as fiduciary duties and other violations of common law. Additional lawsuits based upon similar allegations may be filed in the future. These actions are at an early stage and Sun Life Financial cannot predict their outcome with certainty and is accordingly unable to determine the total potential impact that they may have on Sun Life Financial’s results of operations, financial position and cash flows.

Additional information concerning these and related matters is provided in this MD&A under the headings “Non-GAAP Financial Measures” and “MFS Investment Management”, in Note 21 to SLF Inc.’s 2004 Consolidated Financial Statements and in SLF Inc.’s 2004 AIF under the heading “Risk Factors – Investigations into U.S. Investment and Insurance Industries”.

Additional Information

Additional information relating to the Company can be found in SLF Inc.’s Consolidated Financial Statements and accompanying notes for the year ended December 31, 2004, SLF Inc.’s 2004 AIF and other documents filed with applicable securities regulators in Canada, which may be accessed at www.sedar.com and with the SEC, which may be accessed at www.sec.gov.

46     Sun Life Financial Inc. | Annual Report 2004

CONSOLIDATED FINANCIAL STATEMENTS

Financial Reporting Responsibilities

Management is responsible for preparing the consolidated financial statements. This responsibility includes selecting appropriate accounting policies and making estimates and other judgments consistent with Canadian generally accepted accounting principles. It also includes ensuring the use of appropriate accounting policies and estimates in the disclosure of the information which was prepared following accounting principles generally accepted in the United States of America. The financial information presented elsewhere in the annual report to shareholders is consistent with these statements.

The Board of Directors (Board) oversees management’s responsibilities for financial reporting. An Audit and Conduct Review Committee of non-management directors is appointed by the Board to review the consolidated financial statements and report to the directors prior to their approval of the consolidated financial statements for issuance to shareholders.

Management is also responsible for maintaining systems of internal control that provide reasonable assurance that financial information is reliable, that all financial transactions are properly authorized, that assets are safeguarded, and that Sun Life Financial Inc. and its subsidiaries, collectively referred to as “the Company”, adhere to legislative and regulatory requirements. These systems include the communication of policies and the Company’s Code of Business Conduct throughout the organization. Internal controls are reviewed and evaluated by the Company’s internal auditors.

The Audit and Conduct Review Committee also conducts such review and inquiry of management and the internal and external auditors as it deems necessary towards establishing that the Company is employing appropriate systems of internal control, is adhering to legislative and regulatory requirements and is applying the Company’s Code of Business Conduct. Both the internal and external auditors and the Appointed Actuary have full and unrestricted access to the Audit and Conduct Review Committee, with and without the presence of management.

The Office of the Superintendent of Financial Institutions, Canada conducts periodic examinations of the Company. These examinations are designed to evaluate compliance with provisions of the Insurance Companies Act of Canada and to ensure that the interests of policyholders, depositors and the public are safeguarded. The Company’s foreign operations and foreign subsidiaries are examined by regulators in their local jurisdictions.

The Appointed Actuary, who is a member of management, is appointed by the Board to discharge the various actuarial responsibilities required under the Insurance Companies Act of Canada, and conducts the valuation of the Company’s actuarial liabilities. The role of the Appointed Actuary is described in more detail in Note 12 on page 74. The report of the Appointed Actuary appears on page 99.

The Company’s external auditors, Deloitte & Touche LLP, Chartered Accountants, conduct an independent examination of the financial statements and meet separately with both management and the Audit and Conduct Review Committee to discuss the results of their examination. The auditors’ report to the shareholders appears on page 99.

Donald A. Stewart
Chief Executive Officer

Paul W. Derksen
Executive Vice-President and Chief Financial Officer

Toronto, February 14, 2005

Annual Report 2004 | www.sunlife.com     47

Consolidated Financial Statements

Consolidated Statements of Operations

Years ended December 31 (in millions of Canadian dollars, except for per share amounts)		2004	2003	2002

Revenue
Premium income:
Annuities		$4,588	$4,805	$7,402
Life insurance		5,966	6,325	5,403
Health insurance		2,367	2,413	2,070

		12,921	13,543	14,875
Net investment income (Note 8)		5,924	5,703	5,131
Fee income		2,903	2,810	3,095

		21,748	22,056	23,101

Policy Benefits and Expenses
Payments to policyholders, beneficiaries and depositors:
Maturities and surrenders		5,726	6,050	5,476
Annuity payments		1,495	1,567	1,486
Death and disability benefits		2,458	2,488	2,067
Health benefits		1,737	1,696	1,573
Policyholder dividends and interest on claims and deposits		1,116	1,125	1,086

		12,532	12,926	11,688
Net transfers to segregated funds		600	544	1,329
Increase in actuarial liabilities (Note 12)		1,425	1,510	3,822
Commissions		1,916	1,848	1,909
Operating expenses (Note 17)		2,831	3,088	2,779
Premium taxes		182	171	168
Interest expense (Notes 13 and 14)		195	209	192

		19,681	20,296	21,887

Operating Income before Income Taxes and Non-controlling Interests		2,067	1,760	1,214
Income taxes (Note 20)		293	387	98
Non-controlling interests in net income of subsidiaries (Note 15)		80	65	83

Net Income from Continuing Operations		1,694	1,308	1,033
Loss from discontinued operations, net of income taxes (Note 5)		–	–	36

Total Net Income		1,694	1,308	997
Less participating policyholders’ net income (loss)		13	(1)	(1)

Shareholders’ Net Income		$1,681	$1,309	$998

Average exchange rates:
	U.S. Dollars	1.30	1.40	1.57
	U.K. Pounds	2.38	2.29	2.36
Earnings per share (Note 18)
Basic
Continuing operations		$2.81	$2.15	$1.91
Discontinued operations		$–	$–	$(0.07)
Shareholders’ net income		$2.81	$2.15	$1.84
Diluted
Continuing operations		$2.79	$2.15	$1.90
Discontinued operations		$–	$–	$(0.07)
Shareholders’ net income		$2.79	$2.15	$1.83

Weighted average shares outstanding in millions (Note 18)
Basic		599	608	543
Diluted		602	608	543

The attached notes form part of these consolidated financial statements.

48     Sun Life Financial Inc. | Annual Report 2004

Consolidated Financial Statements

Consolidated Balance Sheets

As at December 31 (in millions of Canadian dollars)		2004	2003

Assets
Bonds (Note 8)		$64,496	$66,090
Mortgages (Note 8)		13,862	13,601
Stocks (Note 8)		3,463	3,473
Real estate (Note 8)		3,148	3,067
Cash, cash equivalents and short-term securities		5,966	4,972
Policy loans and other invested assets		5,982	5,973

Invested assets		96,917	97,176
Goodwill (Note 10)		5,471	5,573
Intangible assets (Note 10)		751	763
Other assets (Note 11)		4,618	5,697

Total general fund assets		$107,757	$109,209

Segregated funds net assets		$56,564	$54,086

Liabilities and Equity
Actuarial liabilities and other policy liabilities (Note 12)		$76,056	$77,354
Amounts on deposit		3,144	3,120
Deferred net realized gains (Note 8)		3,466	3,124
Other liabilities (Note 13)		7,159	7,795

Total general fund liabilities		89,825	91,393
Subordinated debt (Note 14)		2,182	2,504
Non-controlling interests in subsidiaries (Note 15)		1,338	1,336
Total equity		14,412	13,976

Total general fund liabilities and equity		$107,757	$109,209

Segregated funds contract liabilities		$56,564	$54,086

December 31 exchange rates:
	U.S. Dollars	1.20	1.29
	U.K. Pounds	2.32	2.30

The attached notes form part of these consolidated financial statements.

Approved on behalf of the Board of Directors

Donald A. Stewart
Chief Executive Officer

Ronald W. Osborne
Director

Annual Report 2004 | www.sunlife.com     49

Consolidated Financial Statements

Consolidated Statements of Equity

	Participating
Years ended December 31 (in millions of Canadian dollars)	Policyholders	Shareholders	2004	2003	2002

Share Capital
Balance, beginning of year	$–	$7,289	$7,289	$7,420	$1,100
Common shares issued, net of issuance costs, as consideration for business acquisitions (Notes 3 and 16)	–	–	–	63	6,281
Stock options exercised (Note 19)	–	75	75	28	39
Common shares purchased for cancellation (Note 16)	–	(126)	(126)	(222)	–

Balance, end of year	–	7,238	7,238	7,289	7,420

Contributed Surplus
Balance, beginning of year	–	76	76	57	–
Stock option compensation (Note 19)	–	11	11	26	21
Stock options exercised (Notes 16 and 19)	–	(17)	(17)	(7)	(12)
Fair value of stock options granted as consideration for business acquisition (Note 3)	–	–	–	–	48

Balance, end of year	–	70	70	76	57

Retained Earnings
Balance, beginning of year	72	7,212	7,284	6,694	5,994
Balance of participating policyholders’ account of Clarica Life Insurance Company at date of acquisition	–	–	–	–	(3)
Net income	13	1,681	1,694	1,308	997
Dividends on common shares	–	(515)	(515)	(413)	(294)
Common shares purchased for cancellation (Note 16)	–	(262)	(262)	(305)	–

Balance, end of year	85	8,116	8,201	7,284	6,694

Currency Translation Account
Balance, beginning of year	(5)	(668)	(673)	738	631
Changes for the year	(3)	(421)	(424)	(1,411)	107

Balance, end of year	(8)	(1,089)	(1,097)	(673)	738

Total equity	$77	$14,335	$14,412	$13,976	$14,909

The attached notes form part of these consolidated financial statements.

50     Sun Life Financial Inc. | Annual Report 2004

Consolidated Financial Statements

Consolidated Statements of Cash Flows

Years ended December 31 (in millions of Canadian dollars)	2004	2003	2002

Cash Flows Provided by (Used in) Operating Activities
Net income from continuing operations	$1,694	$1,308	$1,033
Items not affecting cash:
Increase in actuarial and other policy-related liabilities	1,205	1,430	3,795
Amortization of:
Net deferred realized and unrealized gains on investments	(498)	(356)	(242)
Deferred acquisition costs and intangible assets	201	258	333
Gain on sale of subsidiaries	–	–	(177)
Future income taxes	262	91	(87)
Provisions for losses on investments	21	113	366
Stock option compensation (Note 19)	11	26	21
Other changes in other assets and liabilities	353	181	(613)
New mutual fund business acquisition costs capitalized	(84)	(152)	(194)
Redemption fees of mutual funds	65	73	115

Net cash provided by operating activities	3,230	2,972	4,350

Cash Flows Provided by (Used in) Financing Activities
Borrowed funds	10	(96)	(103)
Issuance of subordinated debt (Note 14)	–	–	799
Redemption of subordinated debt (Note 14)	(267)	(189)	(337)
Issuance of common shares on exercise of stock options (Note 16)	58	21	27
Issuance of Sun Life ExchangEable Capital Securities – Series B (Note 15)	–	–	200
Common shares purchased for cancellation (Note 16)	(388)	(527)	–
Dividends paid on common shares	(515)	(413)	(294)

Net cash provided by (used in) financing activities	(1,102)	(1,204)	292

Cash Flows Provided by (Used in) Investing Activities
Sales, maturities and repayments of:
Bonds	35,484	39,138	30,556
Mortgages	2,529	3,128	3,528
Stocks	1,422	1,416	4,285
Real estate	233	131	432
Purchases of:
Bonds	(35,834)	(43,323)	(38,300)
Mortgages	(3,111)	(2,673)	(2,904)
Stocks	(1,374)	(1,267)	(2,818)
Real estate	(274)	(191)	(227)
Policy loans	(33)	(68)	(151)
Short-term securities	(454)	1,095	(317)
Other investments	(48)	316	(39)
Acquisitions, net of cash acquired from continuing operations (Note 3)	–	(266)	2,749
Disposals, net of cash disposed of (Note 5)	–	–	(10)

Net cash used in investing activities	(1,460)	(2,564)	(3,216)

Net cash provided by discontinued operations	–	273	103

Changes due to fluctuations in exchange rates	(90)	(455)	44

Increase (decrease) in cash and cash equivalents	578	(978)	1,573
Cash and cash equivalents, beginning of year	3,178	4,156	2,583

Cash and cash equivalents, end of year	3,756	3,178	4,156
Short-term securities, end of year	2,210	1,794	2,996

Cash, cash equivalents and short-term securities, end of year	$5,966	$4,972	$7,152

Supplementary Information
Cash and cash equivalents:
Cash	$392	$489	$328
Cash equivalents	3,364	2,689	3,828

	$3,756	$3,178	$4,156

Cash disbursements made for:
Interest on borrowed funds and subordinated debt	$197	$207	$201

Income taxes, net of refunds	$265	$149	$229

The attached notes form part of these consolidated financial statements.

Annual Report 2004 | www.sunlife.com     51

Consolidated Financial Statements

Consolidated Statements of Changes in Segregated Funds Net Assets

Years ended December 31 (in millions of Canadian dollars)	2004	2003	2002

Additions to Segregated Funds
Deposits:
Annuities	$5,928	$5,624	$5,105
Life insurance	1,199	344	1,537

	7,127	5,968	6,642
Net transfers from general funds	600	544	1,329
Net realized and unrealized gains (losses)	3,804	6,456	(8,658)
Other investment income	1,500	1,411	1,343

	13,031	14,379	656

Deductions from Segregated Funds
Payments to policyholders and their beneficiaries	8,050	6,776	7,366
Management fees	622	556	564
Taxes and other expenses	120	167	57
Effect of changes in currency exchange rates	1,761	5,549	(349)

	10,553	13,048	7,638

Net additions (reductions) to segregated funds for the year	2,478	1,331	(6,982)
Acquisitions (Note 3)	–	–	11,193
Segregated funds net assets, beginning of year	54,086	52,755	48,544

Segregated funds net assets, end of year	$56,564	$54,086	$52,755

Consolidated Statements of Segregated Funds Net Assets

As at December 31 (in millions of Canadian dollars)	2004	2003

Assets
Segregated and mutual fund units	$43,589	$40,721
Stocks	7,082	7,892
Bonds	5,600	5,546
Cash, cash equivalents and short-term securities	961	686
Real estate	159	148
Mortgages	61	78
Other assets	716	580

	58,168	55,651

Liabilities	1,604	1,565

Net assets attributable to segregated funds policyholders	$56,564	$54,086

The attached notes form part of these consolidated financial statements.

52     Sun Life Financial Inc. | Annual Report 2004

Notes to the Consolidated Financial Statements

Notes to the Consolidated Financial Statements

(Amounts in millions of Canadian dollars, except for per share amounts and where otherwise stated)

1. Accounting Policies

DESCRIPTION OF BUSINESS

Sun Life Financial Inc. is a publicly traded company and is the holding company of Sun Life Assurance Company of Canada (Sun Life Assurance). Both companies are incorporated under the Insurance Companies Act of Canada, and are regulated by the Office of the Superintendent of Financial Institutions, Canada (OSFI). Sun Life Financial Inc., together with all its subsidiaries, including its wholly-owned consolidated subsidiary Sun Life Assurance, are collectively referred to as “Sun Life Financial” or “the Company”. The Company is an internationally diversified financial services organization providing savings, retirement and pension products, and life and health insurance to individuals and groups through its operations in Canada, the United States, the United Kingdom and Asia. The Company also operates mutual fund and investment management businesses, primarily in Canada, the United States and Asia.

BASIS OF PRESENTATION

The Company prepares its consolidated financial statements in accordance with Canadian generally accepted accounting principles (GAAP).

The preparation of financial statements in conformity with Canadian GAAP requires management to make estimates and assumptions that affect:
•	the reported amounts of assets and liabilities at the date of the financial statements,
•	the disclosure of contingent assets and liabilities at the date of the financial statements, and
•	the reported amounts of revenues, policy benefits and expenses during the reporting period.

Actual results could differ from those estimates.

A reconciliation of the impact on assets, liabilities, equity, comprehensive income and net income arising from differences between Canadian and U.S. GAAP is provided in Note 23. Disclosures reflected in these consolidated financial statements substantially comply with those required under U.S. GAAP.

The significant accounting policies used in the preparation of these consolidated financial statements are summarized below.

BASIS OF CONSOLIDATION

The consolidated financial statements reflect the accounts of the Company, including life insurance and non-life insurance subsidiaries. Significant intercompany balances and transactions have been eliminated. The purchase method is used to account for subsidiaries with the difference between the acquisition cost of a subsidiary and the fair value of the net identifiable assets acquired recorded as goodwill. Operating results of the subsidiaries are included in the consolidated statements of operations from the dates of their acquisition. The equity method is used to account for other entities over which the Company is able to exercise a significant influence.

These investments are reported in other invested assets in the consolidated balance sheets with the Company’s share of earnings reported in net investment income in the consolidated statements of operations.

BONDS AND MORTGAGES

Bonds and mortgages are carried at amortized cost, net of allowances for losses.

A bond or mortgage is classified as impaired where payment is 90 days past due, foreclosure or power of sale procedures have started or other circumstances warrant. Regular reviews are performed on portfolios during which management considers various factors to identify invested assets of potential concern. Consideration is given to general economic and business conditions, industry trends, specific developments with regard to security issuers and current market valuations. When an asset is classified as impaired, allowances for losses are established to adjust the carrying value of the asset to its net recoverable amount. Interest is no longer accrued and previous interest accruals are reversed. Allowances for losses, and write-offs of specific investments net of recoveries, are charged against net investment income. Once the conditions causing the impairment improve and future payments are reasonably assured, allowances are reduced and the invested asset is no longer classified as impaired. Sectoral allowances are also established for classes of assets when there is concern about the ultimate collection of principal or interest. The Company’s actuarial liabilities include additional provisions for possible future asset losses.

Realized gains and losses on the sales of bonds and mortgages are deferred and amortized into net investment income on a constant yield basis over the remaining period to maturity.

STOCKS

Stocks are originally recorded at cost and the carrying value is adjusted towards fair value at 5% of the difference between fair value and carrying value per quarter. Realized gains and losses on sales of stocks are deferred and amortized into net investment income at the rate of 5% of the unamortized balance each quarter. The Company records a write-down for any other than temporary decline in the aggregate value of the stock portfolio.

REAL ESTATE

Real estate includes real estate held for investment and real estate held for sale.

Real estate held for investment: Real estate held for investment is originally recorded at cost. The carrying value is adjusted towards fair value at 3% of the difference between fair value and carrying value per quarter. Realized gains and losses on sales are deferred and amortized into net investment income at the rate of 3% of the unamortized balance each quarter.

Annual Report 2004 | www.sunlife.com     53

Notes to the Consolidated Financial Statements

Market value is determined for each property by qualified appraisers. Appraisals are obtained annually for high value properties and at least once every three years for other properties. The Company monitors the values of these properties to determine that, in aggregate, the carrying values used are not in excess of market values and records a write-down for any other than temporary decline in the value of the portfolio.

Real estate held for sale: Properties held for sale are usually acquired through foreclosure. They are measured at fair value less the cost to sell. When the amount at which the foreclosed assets are initially measured is different from the carrying amount of the loan, a gain or loss is recorded at the time of foreclosure.

DERIVATIVE FINANCIAL INSTRUMENTS

The Company’s derivative instruments include swaps, options, financial futures and forward contracts and are used to manage risks or to replicate the exposures associated with interest rate, currency and equity market fluctuations. The Company’s monitoring policies are described in Note 9. The accounting policies for the various types of derivative instruments used by the Company are described below.

Most of the Company’s derivatives are used as part of a portfolio of assets to match actuarial liabilities as to duration and amounts. The most significant of these are interest rate swaps and options. The accounting for these instruments is at amortized cost, consistent with other fixed term portfolio investments. The net receivable or payable on the interest rate swaps is accrued to other assets or other liabilities with the net spread of the swaps recorded to net investment income. Realized gains or losses associated with these derivatives are deferred and amortized to net investment income. Premiums paid for interest rate options are deferred in other invested assets and amortized to net investment income over the term of the options.

Many of the foreign currency swaps and forwards are used in combination with other investments to generate a specific investment return. These are accounted for at amortized cost. The net payable or receivable on currency swaps is included in other assets or other liabilities with the net spread of the swaps recorded to net investment income. Any realized gains and losses resulting from the termination of these derivative instruments are deferred and amortized into income on a basis consistent with the foreign currency investments with which the swaps and forwards are combined.

Certain of the equity futures, options and swaps are held for investment purposes. The accounting policy for these investments is the same as that for stocks.

Several derivative instruments are used for hedging specific risk exposures and are either accounted for using hedge accounting or are reported at their fair values on the balance sheet with changes in fair value reported in income. The derivatives that are accounted for using hedge accounting are documented at inception and effectiveness is assessed on a quarterly basis. Certain interest rate swaps are used to hedge a floating-rate loan. The net receivable or payable on the interest rate swaps is accrued to other assets or other liabilities with the net spread of the swaps recorded to net investment income.

The Company uses currency swaps and forwards to reduce foreign exchange fluctuations associated with certain foreign currency investment financing activities and investments in subsidiaries. The accounting for these contracts is consistent with the underlying investment. Changes in exchange gains or losses on these currency swaps and forwards are included in other assets or other liabilities and the currency translation account in equity, offsetting the respective exchange gains or losses arising from the conversion of the underlying investment. Equity forwards and swaps are used to hedge the variability in the cash flows associated with certain stock-based compensation plans described in Note 19. One equity forward is accounted for using hedge accounting. A portion of the fair value of this forward is recorded in other assets or other liabilities with the change in fair value reported in operating expenses, consistent with the accounting for the stock-based compensation liability. The remaining forwards and swaps are recorded in other invested assets or other liabilities at their fair values with changes in their fair values reported in net investment income. Equity index futures, swaps, options and forwards are used to reduce exposure to the effect of stock market fluctuations in the actuarial liabilities associated with certain products. These derivative instruments are recorded in other invested assets or other liabilities at their fair values with changes in fair value reported in net investment income.

POLICY LOANS

Policy loans are carried at their unpaid balance and are fully secured by the policy values on which the loans are made.

CASH, CASH EQUIVALENTS AND SHORT-TERM SECURITIES

Cash equivalents and short-term securities are highly liquid investments and are carried at amortized cost. Cash equivalents have a term to maturity of less than three months while short-term securities have a term to maturity exceeding three months but less than one year.

OTHER INVESTED ASSETS

Other invested assets include the Company’s investment in segregated funds, investments accounted for by the equity method, derivatives that are reported at fair value and investments in equipment leases.

DEFERRED ACQUISITION COSTS

Deferred acquisition costs arising on mutual fund sales are amortized over the periods of the related sales charges, which range from three to seven years. Deferred acquisition costs arising on segregated funds are calculated and included in actuarial liabilities. Actuarial liabilities implicitly include acquisition costs on insurance and annuity product sales.

GOODWILL

Goodwill represents the excess of the cost of businesses acquired over the fair value of the net identifiable tangible and intangible assets and is not amortized. Goodwill is assessed for impairment annually by comparing the carrying values of the appropriate business segments, including any associated subsidiary segments, as required, to their respective fair values. If any potential impairment is identified, it is quantified by comparing the carrying value of the respective goodwill to its fair value.

54     Sun Life Financial Inc. | Annual Report 2004

Notes to the Consolidated Financial Statements

INTANGIBLE ASSETS

Identifiable intangible assets consist of finite-life and indefinite-life intangible assets. Finite-life intangible assets include the value of the banking distribution channel, the sales potential of field force and asset administration contracts. These intangible assets are amortized on a straight-line basis over varying periods of up to 40 years. The indefinite-life intangible assets include fund management contracts, brand name and state licenses. Indefinite-life intangibles are assessed for impairment annually by comparing their carrying values to their fair values. If the carrying values of the indefinite-life intangibles exceed their fair values, these assets are considered impaired and a charge for impairment is recognized.

CAPITAL ASSETS

Furniture, computers, other equipment and leasehold improvements are carried at cost less accumulated depreciation and amortization. Depreciation and amortization are recorded on a straight-line basis over the estimated useful lives of these assets, which generally range from two to ten years.

LOANS SECURITIZATION

The Company periodically securitizes assets, such as mortgages or bonds, by selling them to trusts that issue securities to investors. These transactions are accounted for as sales when control over the assets has been surrendered and consideration other than beneficial interests in these transferred assets has been received in exchange. Gains or losses on these securitization transactions are included in deferred net realized gains, and will be amortized into net investment income as described above under Bonds and Mortgages. In determining the gain or loss on sale of the assets, the carrying value of the assets sold is allocated between the portion sold and the portion retained based on their relative fair values on the date of sale. These fair values are determined using either quoted market prices or discounted cash flow models. Interests in the securitized assets, such as subordinated investments in the issued securities or servicing rights, may be retained. These subordinated investments and servicing rights are classified as bonds and other assets, respectively. On a quarterly basis, the Company compares the carrying value of retained interests arising from securitizations to their fair values, determined based on discounted cash flows. If the carrying values of retained interests exceed their fair values, these assets are considered impaired and an impairment charge is recognized.

SEGREGATED FUNDS

Segregated funds are lines of business in which the Company issues a contract where the benefit amount is directly linked to the market value of the investments held in the particular segregated fund. Although the underlying assets are registered in the name of the Company and the segregated fund contract holder has no direct access to the specific assets, the contractual arrangements are such that the segregated fund policyholder bears the risk and rewards of the fund’s investment performance. In addition, certain individual contracts have guarantees from the Company. The Company derives fee income from segregated funds, which is included in fee income on the consolidated statements of operations. Fee income includes fund management fees as well as mortality, policy administration and surrender charges on segregated funds. Changes in the Company’s interest in the segregated funds, including undistributed net investment income, are reflected in net investment income. Policyholder transfers between general funds and segregated funds are included in net transfers to segregated funds on the consolidated statements of operations.

Separate consolidated financial statements are provided for the segregated funds. Segregated fund assets are carried at fair value. Fair values are determined using quoted market values or, where quoted market values are not available, estimated fair values as determined by the Company. The investment results of the segregated funds are reflected directly in segregated fund liabilities. Deposits to segregated funds are reported as increases in segregated funds liabilities and are not reported as revenues in the consolidated statements of operations. Segregated fund assets may not be applied against liabilities that arise from any other business of the Company.

AMOUNTS ON DEPOSIT

Amounts on deposit represent premiums paid in advance, reinvested policy dividends and customer deposits in the Company’s trust subsidiaries.

ACTUARIAL LIABILITIES

Actuarial liabilities and other policy liabilities, including policy benefits payable and provision for policyholder dividends, are computed using generally accepted actuarial practice in accordance with the standards established by the Canadian Institute of Actuaries including the requirements of OSFI.

INCOME TAXES

The Company uses the liability method of tax allocation. Under this method, the income tax expense consists of both an expense for current income taxes and an expense for future income taxes. Current income tax expense (benefit) represents the expected payable (receivable) resulting from the current year’s operations. Future income tax expense (benefit) represents the movement during the year in the cumulative temporary differences between the carrying value of the Company’s assets and liabilities on the balance sheet and their values for tax purposes. Future income tax assets are recognized to the extent that they are more likely than not to be realized. Future income tax liabilities and assets are calculated based on income tax rates and laws that, at the balance sheet date, are expected to apply when the liability or asset is realized, which are normally those enacted or considered substantively enacted at the consolidated balance sheet dates.

In determining the impact of taxes, the Company is required to comply with the standards of both the Canadian Institute of Actuaries and the Canadian Institute of Chartered Accountants (CICA). Actuarial standards require that the projected timing of all cash flows associated with policy liabilities, including income taxes, be included in the determination of actuarial liabilities under the Canadian asset liability method. The actuarial liabilities are first computed including all related income tax effects on a discounted basis, including the effects of temporary differences that have already occurred. Future

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Notes to the Consolidated Financial Statements

income tax assets and/or liabilities arising from temporary differences that have already occurred are computed without discounting. The undiscounted future income tax assets and/or liabilities are reclassified from the actuarial liabilities to future income taxes on the balance sheets. The net result of this reclassification is to leave the discounting effect of the future income taxes in the actuarial liabilities.

PREMIUM INCOME AND RELATED EXPENSES

Gross premiums for all types of insurance contracts, and contracts with limited mortality or morbidity risk, are generally recognized as revenue when due. When premiums are recognized, actuarial liabilities are computed, with the result that benefits and expenses are matched with such revenue.

FOREIGN CURRENCY TRANSLATION

The Company’s exchange gains and losses arising from the conversion of its self-sustaining foreign operations are included in the currency translation account of the consolidated statements of equity. Revenues and expenses in foreign currencies, including amortized gains and losses on foreign investments, are translated into Canadian dollars at an average of the market exchange rates during the year. Assets and liabilities are translated into Canadian dollars at market exchange rates at the end of the year. The net translation adjustment is reported as a separate item in the consolidated statements of equity.

A proportionate amount of the exchange gain or loss accumulated in the separate component of shareholders’ equity is reflected in net income when there is a reduction in the Company’s net investment in a foreign operation resulting from a capital transaction, dilution, or sale of all or part of the foreign operation.

PENSION PLANS AND OTHER POST-RETIREMENT BENEFITS

The Company sponsors non-contributory defined benefit pension plans for eligible employees, primarily in Canada, the United States, the United Kingdom and the Philippines. The defined benefit pension plans offer benefits based on length of service and final average earnings and certain plans offer some indexation of benefits. The specific features of these plans vary in accordance with the employee group and countries in which employees are located. In addition, the Company maintains supplementary non-contributory pension arrangements for eligible employees, primarily for benefits which do not qualify for funding under the various registered pension plans.

The Company has also established defined contribution pension plans for eligible qualifying employees. Company contributions to these defined contribution pension plans are subject to certain vesting requirements. Generally, Company contributions are a set percentage of employees’ annual income and matched against employee contributions.

In addition to the Company’s pension plans, in some countries the Company provides certain post-retirement medical, dental and life insurance benefits to eligible qualifying employees, and to their dependents upon meeting certain requirements. Eligible retirees may be required to pay a portion of the premiums for these benefits and, in general, deductible amounts and co-insurance percentages apply to benefit payments. A significant portion of the Company’s employees may become eligible for these benefits upon retirement. These post-retirement benefits are not pre-funded.

Defined benefit pension costs related to current services are charged to income as services are rendered. Based on management’s best estimate assumptions, actuarial valuations of the pension obligations are determined using the projected benefit method pro-rated on service. The estimated present value of post-retirement health care and life insurance benefits is charged to income over the employees’ years of service to the date of eligibility. For the purpose of calculating the expected return on pension plan assets for most of the Canadian pension plans, a market-related asset value is used which recognizes asset gains and losses in a systematic and rational manner over a period of five years. For all other pension plans the actual market value of plan assets is used to calculate the expected return on assets. Any transition adjustments, as well as future adjustments arising from plan amendments, are amortized to income over the average remaining service period of active employees expected to receive benefits under the plans. Only future variations in actuarial estimates in excess of certain minimums are amortized.

STOCK-BASED COMPENSATION

Stock options granted to employees are accounted for using the fair value method. Under the fair value method, fair value of the stock options is estimated at the grant date and the total fair value of the options is amortized over the vesting periods as compensation expense with an offset to contributed surplus. For options that are forfeited before vesting, the compensation expense that has previously been recognized in operating expenses and contributed surplus is reversed. When options are exercised, contributed surplus is reversed and the shares issued are credited to share capital in the consolidated statements of equity.

The liabilities for other stock-based compensation plans are calculated based on the number of award units outstanding at the end of the reporting period. Each unit is equivalent in value to the fair market value of a common share of Sun Life Financial Inc. The liabilities are accrued and expensed on a straight-line basis over the vesting periods.

2. Changes in Accounting Policies

ADOPTED IN 2004

Hedging Relationships: The Company adopted Hedging Relationships, CICA Handbook Accounting Guideline 13, effective January 1, 2004, on a prospective basis. This Accounting Guideline requires that all conditions with respect to identification, documentation, designation and effectiveness of hedges be satisfied before companies choose to use hedge accounting. These conditions are applicable to hedges existing on or after January 1, 2004. Certain derivatives that were considered to be part of a hedging relationship, including the options

56     Sun Life Financial Inc. | Annual Report 2004

Notes to the Consolidated Financial Statements

that hedge the guarantees contained in certain variable annuity products, did not qualify for hedge accounting under the new requirements in Accounting Guideline 13. As a result, these derivatives are reported in other invested assets or other liabilities on the consolidated balance sheets at their fair values effective January 1, 2004. The resulting transitional gain of $46 as at January 1, 2004, was deferred in other liabilities on the consolidated balance sheet and will be recognized in income in the same period as the original hedged items. Increases or decreases in the fair values of these derivatives subsequent to January 1, 2004, are reported in net investment income in the consolidated statements of operations. This change in accounting policy did not have a material impact on these consolidated financial statements.

Impairment of Long-Lived Assets: The Company adopted Impairment of Long-Lived Assets, CICA Handbook Section 3063, on January 1, 2004. Under this standard, the impairment test of long-lived assets is a two-step process with the first step determining when an impairment is recognized and the second step measuring the amount of the impairment. To test for and measure impairment, assets are grouped at the lowest level for which identifiable cash flows are largely independent. An impairment loss is recognized when the carrying amount of an asset to be held and used exceeds the sum of the undiscounted cash flows expected from its use and eventual disposition. An impairment loss is measured as the amount by which the asset’s carrying amount exceeds its fair value. An asset classified as held for sale is measured at the lower of its carrying amount or fair value less cost to sell. This change in accounting policy did not have a material impact on these consolidated financial statements.

Employee Future Benefits: The Company adopted the new disclosure requirements in CICA Handbook Section 3461, Employee Future Benefits (CICA 3461R), effective January 1, 2004. CICA 3461R was amended to require additional disclosures in the annual and interim financial statements pertaining to defined benefit pension and other post-retirement benefit plans. The new annual disclosures are effective for years ending on or after June 30, 2004, and the new interim disclosures are effective for interim periods ending on or after June 30, 2004. The additional annual disclosures of the Company’s pension and other post-retirement benefit plans are provided in Note 22.

Asset Retirement Obligations: The Company adopted Asset Retirement Obligations, CICA Handbook Section 3110, effective January 1, 2004, on a retroactive basis. This standard requires companies to record the fair value of an asset retirement obligation in the period in which it is incurred and increase the carrying amount of the related long-lived asset. Interest expense on the asset retirement obligation is accrued each period and the capitalized cost is depreciated over the useful life of the related asset. If the obligation is not settled for its recorded amount, a gain or loss on settlement will be realized. This change in accounting policy did not have a material impact on these consolidated financial statements.

Generally Accepted Accounting Principles: The Company adopted Generally Accepted Accounting Principles, CICA Handbook Section 1100, on January 1, 2004. This standard establishes standards for financial reporting in accordance with GAAP, and provides guidance on sources to consult when selecting accounting policies and determining appropriate disclosures when a matter is not dealt with explicitly in the primary sources of GAAP. The adoption of this standard did not have a material impact on these consolidated financial statements.

FUTURE IMPACT OF RECENTLY ISSUED ACCOUNTING STANDARDS

Consolidation of Variable Interest Entities: The Company will adopt Consolidation of Variable Interest Entities, CICA Handbook Accounting Guideline 15, on January 1, 2005. This Guideline provides guidance for application of consolidation principles to those entities defined as variable interest entities (VIEs). VIEs are entities in which equity investors do not have a controlling financial interest and include entities where the equity invested is considered insufficient to finance the entity’s activities without additional subordinated financial support. Under this Guideline, the Company will be required to consolidate the VIEs that result in the Company being exposed to a majority of expected losses, benefit from a majority of expected residual returns, or both.

In September 2004, Accounting Guideline 15 was revised to harmonize the Canadian guidance with revised Financial Accounting Standards Board (FASB) Interpretation No. 46, Consolidation of Variable Interest Entities, the U.S. GAAP equivalent of Accounting Guideline 15.

The following is a summary of the impact of this Guideline for the major categories of VIEs that the Company is involved with.

Sun Life ExchangEable Capital Securities (SLEECS): As described in Note 15, Sun Life Capital Trust (the Trust) has issued SLEECS to third-party investors. The impact of this Guideline on the deconsolidation of SLEECS is summarized in the “Variable Interest Entities” section on SLEECS in Note 23 Section D (i).

Other Variable Interest Entities: The Company is involved with a trust structure that invests in corporate bonds and total return swaps. On evaluation of this trust structure, the Company was identified as having the controlling financial interest and therefore would be required to consolidate this structure once this Guideline becomes effective. As a result, the Company will consolidate additional general fund assets of $95 and general fund liabilities of $91, and increase retained earnings by $4.

Financial Instruments – Disclosure and Presentation: The Company will adopt the amendments to the accounting requirements in CICA Handbook Section 3860, Financial Instruments – Disclosure and Presentation, on January 1, 2005. Securities issued by the Company that give the Company an unrestricted obligation to settle the principal amount in cash or in the equivalent value of its own shares, must be classified as debt. The Company does not expect these amendments to have a material impact on the consolidated financial statements.

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Notes to the Consolidated Financial Statements

3. Acquisitions

Effective July 25, 2002, the Company acquired approximately 71 million common shares of CI Fund Management Inc. (CI Funds), representing a 31.7% economic interest, in exchange for all the shares of Spectrum Investment Management Limited (Spectrum) and Clarica Diversico Ltd. (Diversico). These shares of CI Funds were valued at the weighted average price of $9.15 per share on July 24, 2002. The Company recorded a gain of $177 before taxes in net investment income for the sale of the two subsidiaries. Previously unrecognized net capital losses were used to fully offset the tax on the gain. The acquired intangible asset consists of fund management contracts of $510 that are not subject to amortization. The investment is accounted for using the equity method of accounting and is included in other invested assets on the consolidated balance sheets. Effective March 20, 2003, the Company increased its ownership percentage in CI Funds to 34% by issuing approximately 2 million common shares of Sun Life Financial Inc. in exchange for approximately 5 million common shares of CI Funds. The 2 million common shares of Sun Life Financial Inc. were recorded at a total fair value of $63. The acquired non-amortizable intangible asset consists of fund management contracts of $43. In the fourth quarter of 2003, CI Funds acquired the Canadian operations of Assante Corporation (Assante) and Synergy Asset Management Inc. (Synergy) by issuing shares and a payment of cash to Assante and Synergy shareholders. The Company supported these acquisitions by purchasing approximately 21 million common shares of CI Funds for $266 in order to maintain its ownership percentage of 34%. The intangible assets acquired through these two transactions consist of non-amortizable fund management contracts of $180 and amortizable asset administration contracts of $11.

Effective May 29, 2002, the Company acquired all the outstanding common shares of Clarica Life Insurance Company (Clarica) that were not already beneficially owned by the Company as general fund assets for an ascribed price of $51.28 per Clarica common share. The acquisition was completed by way of a capital reorganization of Clarica pursuant to which holders of Clarica common shares received 1.5135 common shares of Sun Life Financial Inc. for each Clarica common share held. Approximately 185 million common shares of Sun Life Financial Inc. were issued at an ascribed price of $33.88 per share based on a volume-weighted average closing price of the common shares for the period from December 13 to 19, 2001. The common shares of Clarica that were beneficially owned by the Company as general fund assets had a carrying value of $540 at the date of acquisition. In addition, all the unvested Clarica stock options vested immediately prior to the closing date and on May 29, 2002, these Clarica stock options were exercisable to acquire approximately 5 million common shares of Sun Life Financial Inc. as described in Note 19. The Company recorded $48 as part of the purchase consideration and share capital, representing the fair value of the outstanding Clarica stock options based on the average share price of Clarica from December 13 to 19, 2001.

The following supplemental unaudited pro forma information has been prepared to give effect to the acquisition of Clarica, as if the transaction had been completed at the beginning of 2002. This information is calculated by combining the results of operations of the Company for 2002 with that of Clarica prior to the acquisition date and adjusting for the amortization of Clarica’s identifiable intangible assets ($7, net of taxes), and the elimination of amortization of net unrealized gains and deferred net realized gains as a result of fair value adjustments to the assets and liabilities of Clarica ($13, net of taxes). The pro forma information is not intended to reflect what would have actually resulted had the transaction been completed at the beginning of 2002.

Supplemental unaudited pro forma condensed information:

2002

Revenue	$25,217
Shareholders’ net income	$1,186
Weighted average number of shares outstanding (in millions)	618
Basic earnings per share	$1.92

Shareholders’ net income on a diluted basis	$1,186
Weighted average number of shares outstanding on a diluted basis (in millions)	618
Diluted earnings per share	$1.92

58     Sun Life Financial Inc. | Annual Report 2004

Notes to the Consolidated Financial Statements

The transactions are summarized below:

	2003	2002	2002

	CI Funds(2)	Cl Funds	Clarica

Percentage of shares acquired	2.3%	31.7%	100%

Invested assets acquired	$72	$23	$31,637
Other assets acquired	235	722	2,672

	307	745	34,309

Actuarial liabilities and other policy liabilities acquired	–	–	24,835
Amounts on deposit acquired	–	–	1,277
Other liabilities acquired	168	231	5,059	(1)

	168	231	31,171

Net balance sheet assets acquired	$139	$514	$3,138

Considerations:
Common shares issued or exchanged	$63	$571	$6,284
Carrying value of investments in acquiree’s shares	–	36	540
Fair value of outstanding Clarica stock options	–	–	48
Transaction and other related costs	–	–	57
Cash cost of acquisition	266	–	–

Total consideration	$329	$607	$6,929

Goodwill on acquisition	$190	$93	$3,791

Cash and cash equivalents acquired			$2,816

(1)	Other liabilities acquired include subordinated debt of $746 and preferred shares of $160.
(2)	Net impact of all 2003 transactions related to CI Funds. Other assets acquired include $234 of intangible assets.

4. Reorganization, Restructuring and Other Related Charges

In conjunction with the acquisition of Clarica in 2002, the Company recorded an increase in actuarial liabilities and a charge for restructuring costs. These accruals cover increased renewal commission expenses, severance, the elimination of duplicate systems, facilities and operations, as well as other exiting costs. The balance of $84 at the beginning of the year has been substantially utilized.

On January 14, 2002, the Company announced an agreement with the Marlborough Stirling group to outsource the administration of the Company’s individual life and pension business in the United Kingdom which had already been closed for new business. During 2004, expenses related to closing branches, contract cancellations, system migrations and other related costs of $10 ($33 and $88 in 2003 and 2002, respectively) were included in the operating expenses in the consolidated statements of operations.

5. Disposals and Discontinued Operations

Effective February 28, 2003, the Company sold its United Kingdom group insurance business to Unum Limited (UnumProvident). Under the agreements, UnumProvident acquired the Company’s United Kingdom group income protection business together with the renewal rights to the group life business. The transaction resulted in a gain that is not considered material to these consolidated financial statements.

Effective January 7, 2003, the Company sold all the common shares of Clarica U.S. Inc. (Clarica U.S.) to Midland National Life Insurance Company for $414 in cash. A loss of $48 on the sale of Clarica U.S. was accrued in 2002.

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Notes to the Consolidated Financial Statements

The transactions are summarized below:

	2003		2002	2002

	Clarica U.S.		Spectrum(1)	Diversico(1)

Percentage of shares disposed of	100%		100%	100%
Invested assets disposed of	$5,047		$9	$2
Other assets disposed of	225		96	315

	5,272		105	317

Actuarial liabilities and other policy liabilities disposed of	4,265		–	–
Amounts on deposit disposed of	–		–	–
Other liabilities disposed of	553		36	4

	4,818		36	4

Net balance sheet assets disposed of	$454		$69	$313

Considerations:
Common shares exchanged	$–		$249	$322
Transaction and other related costs	(8)		(7)	(5)
Net proceeds of disposal	414		–	–

Total consideration	$406		$242	$317

Pre-tax gain (loss) on sale	$(48	)(2)	$173	$4

Cash and cash equivalents disposed of	$133		$8	$2

(1)	For summary information see Note 3.
(2)	Loss accrued in 2002 and reported as part of the income (loss) from discontinued operations.

As a result of the plan of disposal for Clarica U.S., it was accounted for as a discontinued operation in 2002. The components of the $36 loss from discontinued operations for 2002 shown in the consolidated statements of operations are as follows:

2002

Revenue	$945
Expenses	923

Net operating income before income taxes	22
Income taxes expense	10

Net operating income	12
Gain (loss) on sale of Clarica U.S.	(48)

Income (loss) from discontinued operations, net of income taxes	$(36)

6. Segmented Information

The Company has six reportable segments: SLF Canada, SLF United States, MFS Investment Management (MFS), SLF Asia, SLF United Kingdom and Corporate Capital. These reportable segments reflect the Company’s management structure and internal financial reporting. Each of these segments operates in the financial services industry and has its own management. They derive their revenues principally from mutual funds, investment management and annuities, life and health insurance, life retrocession and financial reinsurance. Revenues not attributed to the strategic business units are derived primarily from investments of a corporate nature and earnings on capital.

Corporate Capital includes the run-off reinsurance operations and those other operations for which management responsibility resides in head office. Net income (loss) from continuing operations in this category is shown net of certain expenses borne centrally.

As Clarica U.S. has been discontinued and the sale was completed on January 7, 2003, revenue, expenses and net income (loss) from continuing operations for 2002 do not include these results.

Inter-segment transactions consist primarily of internal financing agreements. They are measured at market values prevailing when the arrangements were negotiated. Inter-segment revenue consists of interest of $333 in 2004 ($352 in 2003 and $306 in 2002) and fee income of $44 in 2004 ($45 in 2003 and $68 in 2002).

The results of the segments’ operations are discussed in the Management’s Discussion and Analysis. The results for MFS for 2004 include the $59 ($211 in 2003) net provision for regulatory issues and other actions as described in Note 21.

60     Sun Life Financial Inc. | Annual Report 2004

Notes to the Consolidated Financial Statements

	Results by segment for the years ended December 31

		United States			United	Corporate	Consolidation
	Canada	Sun Life	MFS	Asia	Kingdom	Capital	Adjustments	Total

2004
Revenue	$8,614	$9,429	$1,700	$697	$1,258	$427	$(377)	$21,748
Change in actuarial liabilities	$(232)	$1,332	$–	$290	$(81)	$116	$–	$1,425
Interest on claims and deposits	$87	$17	$–	$29	$3	$1	$–	$137
Interest expenses	$132	$135	$15	$–	$25	$222	$(334)	$195
Income taxes (benefit)	$289	$55	$108	$14	$(4)	$(169)	$–	$293
Net income (loss) from continuing operations	$979	$392	$114	$45	$173	$(9)	$–	$1,694

2003
Revenue	$8,636	$9,663	$1,684	$587	$1,443	$440	$(397)	$22,056
Change in actuarial liabilities	$456	$1,046	$–	$224	$(60)	$(156)	$–	$1,510
Interest on claims and deposits	$84	$18	$–	$29	$3	$1	$–	$135
Interest expenses	$117	$152	$23	$–	$25	$246	$(354)	$209
Income taxes (benefit)	$342	$97	$5	$12	$8	$(77)	$–	$387
Net income (loss) from continuing operations	$826	$305	$(43)	$37	$203	$(20)	$–	$1,308

2002
Revenue	$6,563	$11,877	$1,979	$661	$1,828	$567	$(374)	$23,101
Change in actuarial liabilities	$535	$2,500	$–	$293	$168	$326	$–	$3,822
Interest on claims and deposits	$74	$29	$–	$30	$2	$–	$–	$135
Interest expenses	$77	$154	$29	$–	$28	$211	$(307)	$192
Income taxes (benefit)	$191	$38	$109	$11	$(18)	$(233)	$–	$98
Net income (loss) from continuing operations	$514	$360	$174	$24	$190	$(229)	$–	$1,033

	Assets by segment as at December 31

		United States			United	Corporate	Consolidation
	Canada	Sun Life	MFS	Asia	Kingdom	Capital	Adjustments	Total

2004
General fund assets	$51,752	$39,641	$824	$2,292	$10,214	$3,878	$(844)	$107,757
Segregated funds net assets	$24,170	$25,146	$–	$32	$7,216	$–	$–	$56,564

2003
General fund assets	$51,522	$40,763	$1,084	$2,021	$10,532	$4,057	$(770)	$109,209
Segregated funds net assets	$22,535	$24,519	$–	$11	$7,021	$–	$–	$54,086

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Notes to the Consolidated Financial Statements

The following table shows revenue, net income (loss) from continuing operations and assets by territory for Corporate Capital:

	2004	2003	2002

Revenue
United States	$285	$134	$181
Other Countries	142	306	386

Total revenue	$427	$440	$567

Net income (loss) from continuing operations:
United States	$44	$(63)	$(241)
Other Countries	(53)	43	12

Total net income (loss) from continuing operations	$(9)	$(20)	$(229)

Assets:
General funds:
United States	$3,177	$1,838	$1,160
Other countries	701	2,219	2,788

Total assets	$3,878	$4,057	$3,948

7. Fair Value of Financial Instruments

Financial instruments are contractual rights or obligations to either receive or deliver an asset. In an exchange of financial instruments, “fair value” refers to the amount that would be agreed upon between willing knowledgeable parties. Estimated fair values do not necessarily represent the values for which these financial instruments could have been sold at the dates of the consolidated balance sheets.

A significant portion of any difference between fair values and carrying values relates to invested assets that are matched to liabilities as to duration, within specified limits. If these assets are sold before maturity, the Company will reinvest the proceeds to ensure there are sufficient assets to match liabilities. Consequently, changes in the fair values of assets backing liabilities will tend to be offset by changes in the fair values of those liabilities.

The fair values and the methods and assumptions used to estimate fair values for invested assets are discussed in Note 8. Derivative financial instruments are discussed in Note 9. Fair values of actuarial liabilities, future income taxes related to life insurance companies and deferred net realized gains are disclosed in Note 12. The fair values and discussion of the method for estimating these values for subordinated debt are included in Note 14. The carrying value and fair value of amounts on deposit are $3,144 and $3,150, respectively, as at December 31, 2004 ($3,120 and $3,139, respectively, as at December 31, 2003). Fair values of fixed rate deposits are determined by discounting the expected future cash flows using current market interest rates for similar deposits. For amounts on deposit with no stated maturity, fair value is equal to carrying value.

8. Invested Assets and Income

The Company invests primarily in bonds, mortgages, stocks and real estate. The accounting policy for each type of invested asset is described in Note 1.

A) FAIR VALUE OF INVESTED ASSETS

The carrying values and fair values of the Company’s invested assets are shown in the following table.

	2004			2003

	Carrying	Fair		Carrying	Fair
	Value	Value	Yield %	Value	Value	Yield %

Assets
Bonds	$64,496	$68,556	6.22	$66,090	$70,092	5.98
Mortgages	13,862	14,576	6.80	13,601	14,381	7.00
Stocks	3,463	3,376	10.33	3,473	3,102	7.48
Real estate	3,148	3,421	9.12	3,067	3,287	8.89
Policy loans	2,936	2,936	6.50	3,003	3,003	6.99
Cash, cash equivalents and short-term securities	5,966	5,966	n/a	4,972	4,973	n/a
Other invested assets	3,046	3,967	n/a	2,970	3,414	n/a

Total invested assets	$96,917	$102,798	6.12	$97,176	$102,252	5.79

62     Sun Life Financial Inc. | Annual Report 2004

Notes to the Consolidated Financial Statements

The fair value of publicly traded bonds is determined using quoted market prices. For non-publicly traded bonds, fair value is determined using a discounted cash flow approach that includes provisions for credit risk and assumes that the securities will be held to maturity. Fair value of mortgages is determined by discounting the expected future cash flows using current market interest rates for mortgages with similar credit risks and terms to maturity. Fair value of stocks is based on quoted market prices, usually the last trade values. Fair value of real estate is determined by reference to sales of comparable properties in the marketplace and the net present value of the expected future cash flows, discounted using current interest rates. Due to their nature, the fair values of policy loans and cash and cash equivalents are assumed to be equal to their carrying values. The fair values of short-term securities are based on market yields. The fair values of other invested assets are determined by reference to market prices for similar investments. Other invested assets in the table above includes the Company’s investment in CI Funds with a carrying value of $1,014 and a fair value of $1,805 ($987 and $1,407, respectively, in 2003). Yield is calculated based on total net investment income divided by the total of the average carrying value of invested assets, which includes accrued investment income net of deferred net realized gains.

B) INVESTMENT POLICIES

It is the Company’s policy to diversify all investment portfolios. The Company’s mortgage loans, stocks and real estate investments are diversified by type and location and, for mortgage loans, by borrower. Interest rate risk, which is the potential for loss due to interest rate fluctuations, is discussed in Note 12.

Credit risk is the risk of financial loss resulting from the failure of debtors to make payments of interest or principal when due. The Company controls this risk through detailed credit and underwriting policies, as well as through setting counterparty exposure limits. The Company maintains policies which set limits, based on consolidated equity, to the credit exposure for investments in any single issuer and in any associated group of issuers. Exceptions exist for investments in securities which are issued or guaranteed by either the Government of Canada, United States or United Kingdom and issuers for which the Board has granted specific approval. Mortgage loans are collateralized by the related property and generally do not exceed 75% of the value of the property at the time the original loan is made.

C) INVESTED ASSETS BY TYPE

i) Bonds

The carrying value and fair value of bonds by rating are shown in the table below.

	2004		2003

	Carrying	Fair	Carrying	Fair
	Value	Value	Value	Value

Bonds by credit rating:
AAA	$16,895	$17,549	$18,714	$19,499
AA	8,714	9,492	7,915	8,438
A	19,187	20,701	18,952	20,393
BBB	17,695	18,662	17,980	19,080
BB & lower	2,005	2,152	2,529	2,682

Total bonds	$64,496	$68,556	$66,090	$70,092

Investment grade bonds are those rated BBB and above. The Company’s bond portfolio has 96.9% (96.2% in 2003) invested in investment grade bonds based on carrying value.

Gross unrealized gains (losses) on bonds are shown in the tables below. Gross unrealized gains and losses are not brought into income or included in the carrying value on the consolidated balance sheets.

	2004

		Gross	Gross	Estimated
	Amortized	Unrealized	Unrealized	Fair
	Cost	Gains	(Losses)	Value

Issued or guaranteed by:
Canadian federal government	$5,601	$218	$–	$5,819
Canadian provincial and municipal governments	5,716	742	–	6,458
U.S. Treasury and other U.S. agencies	1,224	52	(4)	1,272
Other foreign governments	2,805	179	(21)	2,963
Corporate	40,351	2,845	(85)	43,111
Asset-backed securities	8,799	221	(87)	8,933

Total bonds	$64,496	$4,257	$(197)	$68,556

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Notes to the Consolidated Financial Statements

	2003

		Gross	Gross	Estimated
	Amortized	Unrealized	Unrealized	Fair
	Cost	Gains	(Losses)	Value

Issued or guaranteed by:
Canadian federal government	$6,209	$161	$(1)	$6,369
Canadian provincial and municipal governments	5,106	588	(3)	5,691
U.S. Treasury and other U.S. agencies	1,143	44	(13)	1,174
Other foreign governments	3,437	196	(32)	3,601
Corporate	40,604	3,118	(151)	43,571
Asset-backed securities	9,591	208	(113)	9,686

Total bonds	$66,090	$4,315	$(313)	$70,092

The carrying value of bonds by issuer country is as follows:

	2004	2003

Canada	$25,556	$25,708
United States	27,857	29,036
United Kingdom	6,989	7,465
Other	4,094	3,881

Total bonds	$64,496	$66,090

The contractual maturities of bonds as at December 31 are shown in the table below. Bonds that are not due at a single maturity date are included in the table in the year of final maturity. Asset-backed securities that are not due at a single maturity date are shown separately. Actual maturities could differ from contractual maturities because of the borrower’s right to call or right to prepay obligations, with or without prepayment penalties.

	2004		2003

	Carrying	Fair	Carrying	Fair
	Value	Value	Value	Value

Due in one year or less	$3,770	$3,801	$3,449	$3,487
Due in years two through five	12,789	13,206	15,366	16,011
Due in years six through ten	14,671	15,566	14,318	15,269
Due after ten years	24,467	27,050	23,366	25,639
Asset-backed securities	8,799	8,933	9,591	9,686

Total bonds	$64,496	$68,556	$66,090	$70,092

ii) Mortgages

The carrying value of non-residential and residential mortgages by geographic location is shown in the table below. Residential mortgages include mortgages for single and multiple family dwellings.

	2004			2003

	Non-residential	Residential	Total	Non-residential	Residential	Total

Canada	$5,684	$3,676	$9,360	$5,799	$3,952	$9,751
United States	4,098	172	4,270	3,465	92	3,557
United Kingdom	231	1	232	292	1	293

Total mortgages	$10,013	$3,849	$13,862	$9,556	$4,045	$13,601

At December 31, 2004, scheduled mortgage loan maturities, before allowances for losses, are as follows:

Year	Amount

2005	$1,117
2006	1,315
2007	1,257
2008	1,302
2009	1,165
Thereafter	7,743

Total mortgages	$13,899

64     Sun Life Financial Inc. | Annual Report 2004

Notes to the Consolidated Financial Statements

Actual payments could differ from the scheduled mortgage loan maturities because borrowers may have the right to prepay obligations, with or without prepayment penalties.

iii) Stocks

The carrying value of stocks by issuer country is as follows:

	2004	2003

Canada	$791	$802
United States	1,105	1,014
United Kingdom	1,417	1,505
Other	150	152

Total stocks	$3,463	$3,473

Gross unrealized gains (losses) on stocks are shown in the following table.

			Gross	Gross	Estimated
	Carrying	Original	Unrealized	Unrealized	Fair
	Value	Cost	Gains	(Losses)	Value

Total 2004	$3,463	$2,695	$744	$(63)	$3,376

Total 2003	$3,473	$2,660	$549	$(107)	$3,102

iv) Real Estate

The carrying value of real estate by geographic location is as follows:

	2004	2003

Canada	$1,869	$1,874
United States	917	837
United Kingdom	360	354
Other	2	2

Total real estate	$3,148	$3,067

Real estate includes real estate held for investment and real estate held for sale, as described in Note 1. The carrying value and fair value of real estate in each of these categories is shown in the table below.

	2004		2003

	Carrying	Fair	Carrying	Fair
	Value	Value	Value	Value

Real estate held for investment	$3,139	$3,408	$3,057	$3,273
Real estate held for sale	9	13	10	14

Total real estate	$3,148	$3,421	$3,067	$3,287

D) IMPAIRED INVESTED ASSETS

The Company has impaired invested assets with specific allowances and other sectoral allowances, at December 31, as follows:

	2004		2003

	Impaired		Impaired
	Carrying	Allowance	Carrying	Allowance
	Value(1)	for Losses(2)	Value(1)	for Losses(2)

Bonds	$333	$213	$574	$302
Mortgages	74	37	79	42
Other	34	13	46	22

Total	$441	$263	$699	$366

(1)	Impaired carrying value shown above is shown gross, before allowance for losses. Includes $12 in 2004 ($25 in 2003) of impaired mortgages that have no allowance for losses. Impaired mortgage loans with no allowance for losses are loans for which, at a minimum, either the fair value of the collateral or the expected future cash flows exceed the carrying value.
(2)	Includes sectoral allowances of $74 and $24 for bonds and mortgages, respectively, in 2004 ($92 and $32, respectively, in 2003). The remaining allowances are specific allowances.

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Notes to the Consolidated Financial Statements

Additional information related to impaired invested assets is shown in the following table.

	2004	2003

Mortgages with scheduled payments 90 days or more in arrears:
Carrying value	$22	$20
Percentage of total mortgages before allowances	0.2%	0.2%
Weighted average recorded investment in impaired mortgage loans, before allowances	$66	$85
Interest received on impaired mortgage loans (recorded as received)	$4	$5
Carrying value of bonds, mortgages and real estate (including specific allowances) that were non-income producing for the preceding 12 months	$100	$129

The changes in the allowances for losses are as follows:

	Bonds	Mortgages	Other	Total

Balance, January 1, 2003	$417	$63	$15	$495
Provision for losses	108	(6)	11	113
Write-offs, net of recoveries	(159)	(7)	(2)	(168)
Effect of changes in currency exchange rates	(64)	(8)	(2)	(74)

Balance, December 31, 2003	$302	$42	$22	$366
Provision for losses	22	–	(1)	21
Write-offs, net of recoveries	(92)	(2)	(7)	(101)
Effect of changes in currency exchange rates	(19)	(3)	(1)	(23)

Balance, December 31, 2004	$213	$37	$13	$263

E) DEFERRED NET REALIZED GAINS

Deferred net realized gains are realized gains and losses which have not yet been recognized in income. The changes in deferred net realized gains are shown in the table below.

	Bonds	Mortgages	Stocks	Real Estate	Derivatives	Total

Balance, January 1, 2003	$1,832	$83	$1,450	$191	$(100)	$3,456
Net realized gains (losses) for the period	509	87	(4)	7	(59)	540
Amortization of deferred net realized gains	(221)	(28)	(240)	(21)	14	(496)
Effect of changes in currency exchange rates	(208)	(7)	(150)	(13)	2	(376)

Balance, December 31, 2003	$1,912	$135	$1,056	$164	$(143)	$3,124
Net realized gains (losses) for the period	526	60	148	56	114	904
Amortization of deferred net realized gains	(277)	(32)	(222)	(23)	12	(542)
Effect of changes in currency exchange rates	(14)	(5)	(8)	(1)	8	(20)

Balance, December 31, 2004	$2,147	$158	$974	$196	$(9)	$3,466

66     Sun Life Financial Inc. | Annual Report 2004

Notes to the Consolidated Financial Statements

F) NET INVESTMENT INCOME

Net investment income has the following components:

	2004	2003	2002

Interest from:
Bonds	$3,807	$3,831	$3,810
Mortgages	899	951	899
Policy loans	202	224	195
Cash, cash equivalents and short-term securities	113	134	122

Interest income	5,021	5,140	5,026
Dividends from stocks	116	103	135
Real estate income (net)	229	222	223
Amortization of deferred net realized gains	542	496	433
Amortization of unrealized gains and losses	(44)	(140)	(186)
Derivative realized and unrealized gains and losses(1)	39	(85)	(89)
Other items (net)(2)	145	184	203

	6,048	5,920	5,745
Provisions for losses on investments	(21)	(113)	(365)
Investment expenses and taxes	(103)	(104)	(99)
Impact of discontinued operations	–	–	(150)

Total net investment income	$5,924	$5,703	$5,131

(1)	Consists of realized and unrealized gains on derivatives that are reported at fair value. Additional derivative income (loss) of $(72) ($(47) in 2003, $(122) in 2002) is included in net investment income.
(2)	Includes gains and losses on sales of subsidiaries (Note 5).

G) SECURITIES LENDING

The Company engages in securities lending to generate additional income. Certain securities from its portfolio are loaned to other institutions for short periods. Collateral, which exceeds the fair value of the loaned securities, is deposited by the borrower with a lending agent, usually a securities custodian, and maintained by the lending agent until the underlying security has been returned to the Company. The fair value of the loaned securities is monitored on a daily basis with additional collateral obtained or refunded as the fair values fluctuate. It is the Company’s practice to obtain a guarantee from the lending agent against counterparty default, including collateral deficiency. At December 31, 2004, the Company had loaned securities (which are included in invested assets) with a carrying value and fair value of approximately $2,071 and $2,130, respectively ($568 and $609, respectively, in 2003).

H) LOAN SECURITIZATIONS

During the year, the Company sold commercial mortgages to a trust which subsequently issued securities backed by the commercial mortgages. The Company was retained to service and administer the mortgages and also retained a subordinated investment interest in the issued securities. Similar transactions occurred in 2003 and 2002. Details of these transactions are shown in the following table.

	2004	2003	2002

Carrying value of mortgages sold	$161	$623	$497
Gain on sale	$18	$70	$28

As at December 31, 2004, the key assumptions used in the discounted cash flow models to determine the fair value of retained interest amounts and the sensitivity of these fair values to an immediate 10% and 20% adverse change in key assumptions are as follows:

	2004		2003
	Mortgages	Bonds	Mortgages	Bonds

Carrying value of retained interests	$134	$4	$161	$4
Fair value of retained interests	$146	$4	$174	$5
Weighted average remaining life (in years)	3.6–20.4	7.7	5.5–21.24	8.7
Discount rate	2.5–7.0%	11.1%	2.5–7.0%	11.1%
Impact on fair value of 10% adverse change	$2	$–	$6	$1
Impact on fair value of 20% adverse change	$5	$–	$10	$1
Anticipated credit losses	–	0.6%	–	0.6%
Impact on fair value of 10% adverse change		$1		$1
Impact on fair value of 20% adverse change		$1		$2

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Notes to the Consolidated Financial Statements

The sensitivity analysis in the preceding table is hypothetical and should be used with caution. As the figures indicate, changes in fair value based on variations in assumptions generally cannot be extrapolated because the relationship of the change in the assumption to the change in fair value may not be linear. Also, in this table, the effect of a variation in a particular assumption on the fair value of the retained interest is calculated without changing any other assumption. In reality, changes in one factor may result in changes in another, which might magnify or counteract the sensitivities.

The credit losses, net of recoveries, of the securitized bond portfolio for 2004 were nil ($4 in 2003). As at December 31, 2004, the securitized bond portfolio included bonds of $2 that were 90 days or more past due ($17 in 2003).

The following table summarizes certain cash flows received from securitization trusts in 2004, 2003 and 2002:

	2004		2003		2002

	Mortgages	Bonds	Mortgages	Bonds	Mortgages	Bonds

Proceeds from new securitizations	$179	$–	$693	$–	$525	$–
Cash flows received on retained interests and servicing fees	$57	$–	$26	$–	$17	$2

9. Derivative Financial Instruments

The Company uses derivative instruments for hedging and risk management purposes or in replication strategies to reproduce permissible investments. The accounting policies for the derivative financial instruments are described in Note 1. The Company monitors the gap in market sensitivities between liabilities and supporting assets for its hedging strategies. That gap is managed within defined tolerance limits by, where appropriate, the use of derivative instruments. Models and techniques are used by the Company to ensure the continuing effectiveness of its hedging and risk management strategies.

Derivative instruments are either exchange-traded or over-the-counter contracts negotiated between two counterparties. The notional amount is the basis for calculating payments and is generally not the actual amount exchanged. Since counterparty failure in an over-the-counter derivative transaction could render it ineffective for hedging purposes, the Company transacts its derivative contracts with counterparties rated AA or better. In limited circumstances, the Company will enter into transactions with lower rated counterparties if credit enhancement features are included. As at December 31, 2004, the Company had assets of $63 ($94 in 2003) pledged as collateral for derivative contracts.

The Company has the following amounts outstanding at December 31:

	2004

			Notional Amounts
	Fair Value		Term to Maturity			Total
			Under	1 to	Over	Notional
	Positive(1)	Net	1 year	5 years	5 years	Amount

Interest rate contracts	$215	$(148)	$1,776	$4,040	$8,567	$14,383
Foreign exchange contracts	793	720	2,395	881	1,858	5,134
Equity and other contracts(2)	561	508	2,510	6,404	1,786	10,700

Total	$1,569	$1,080	$6,681	$11,325	$12,211	$30,217

Over-the-counter contracts						$29,247

Exchange-traded contracts						$970

	2003

			Notional Amounts
	Fair Value		Term to Maturity			Total
			Under	1 to	Over	Notional
	Positive(1)	Net	1 year	5 years	5 years	Amount

Interest rate contracts	$249	$(173)	$2,271	$5,781	$6,325	$14,377
Foreign exchange contracts	599	570	892	1,119	1,657	3,668
Equity and other contracts	385	318	3,836	1,770	2,512	8,118

Total	$1,233	$715	$6,999	$8,670	$10,494	$26,163

Over-the-counter contracts						$25,924

Exchange-traded contracts						$239

(1)	Used to determine the credit risk exposure if the counterparties were to default. The credit risk exposure is the cost of replacing, at current market rates, all contracts with a positive fair value.
(2)	Equity and other contracts in 2004 includes an equity forward with a fair value of $4 hedging the variation in the cash flows associated with the anticipated payments under certain stock-based compensation plans expected to occur in 2007. The fair value that has not been recognized ($3) will be recognized in net income as the liability is accrued for the stock-based compensation plan over the vesting period.

68     Sun Life Financial Inc. | Annual Report 2004

Notes to the Consolidated Financial Statements

Fair values of interest rate swap contracts and foreign exchange swap and forward contracts are determined by discounting expected future cash flows using current market interest and exchange rates for similar instruments. Fair values of options, financial futures and common stock index swaps are based on the quoted market prices or the value of underlying securities or indices.

10. Goodwill and Intangible Assets

GOODWILL

In addition to the goodwill of $5,471 ($5,573 in 2003) shown on the consolidated balance sheets, goodwill of $395 ($396 in 2003) for investments accounted for by the equity method is included in other invested assets. There were no write-downs of goodwill due to impairment during the years ended December 31, 2004, 2003 and 2002.

Changes in goodwill of subsidiaries and investments accounted for by the equity method are as follows:

		United		Corporate
	Canada	States	Asia	Capital	Total

Balance, January 1, 2003	$3,861	$2,010	$30	$277	$6,178
Acquisitions	190	–	–	48	238
Dispositions	(3)	(41)	(1)	–	(45)
Effect of changes in currency exchange rates	–	(360)	–	(42)	(402)

Balance, December 31, 2003	$4,048	$1,609	$29	$283	$5,969
Acquisitions	10	–	–	33	43
Dispositions	(17)	–	(1)	–	(18)
Effect of changes in currency exchange rates	–	(112)	–	(16)	(128)

Balance, December 31, 2004	$4,041	$1,497	$28	$300	$5,866

INTANGIBLE ASSETS

In addition to the intangible assets of $751 ($763 in 2003) shown on the consolidated balance sheets, intangible assets of $744 ($744 in 2003) for investments accounted for by the equity method are included in other invested assets. Amortization of intangible assets recorded in operating expenses during the year was $22 ($24 in 2003 and $17 in 2002). There were no write-downs of intangibles due to impairment during the years ended December 31, 2004, 2003 and 2002. As at December 31, 2004, the components of the intangible assets are as follows:

	2004			2003

	Gross carrying	Accumulated	Net	Gross carrying	Accumulated	Net
	amount	amortization	amount	amount	amortization	amount

Amortizable intangible assets:
Sales potential of field force	$400	$25	$375	$400	$16	$384
Asset administration contracts	201	21	180	201	14	187
Banking distribution channel	33	10	23	36	8	28
Other	2	1	1	3	1	2

	636	57	579	640	39	601

Non-amortizable intangible assets:
Fund management contracts	850	–	850	839	–	839
Brand name	54	–	54	54	–	54
State licenses	12	–	12	13	–	13

	916	–	916	906	–	906

Total intangible assets	$1,552	$57	$1,495	$1,546	$39	$1,507

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Notes to the Consolidated Financial Statements

11. Other Assets

Other assets consist of the following:

	2004	2003

Accounts receivable	$1,244	$1,772
Investment income due and accrued	1,121	1,153
Future income taxes (Note 20)	722	977
Deferred acquisition costs	362	548
Prepaid expenses	219	188
Outstanding premiums	294	389
Accrued benefit asset (Note 22)	438	435
Capital assets	168	196
Other	50	39

Total other assets	$4,618	$5,697

Amortization of deferred acquisition costs charged to income amounted to $179 in 2004 ($234 and $316 in 2003 and 2002, respectively).

Capital assets are carried at a cost of $591 ($601 in 2003), less accumulated depreciation and amortization of $423 ($405 in 2003). Depreciation and amortization charged to income totalled $62 ($67 and $75 in 2003 and 2002, respectively).

12. Actuarial Liabilities and Other Policy Liabilities

A) ACTUARIAL POLICIES

Actuarial liabilities and other policy liabilities represent the estimated amounts which, together with estimated future premiums and net investment income, will provide for outstanding claims, estimated future benefits, policyholders’ dividends, taxes (other than income taxes) and expenses on in-force policies.

In calculating actuarial liabilities and other policy liabilities, assumptions must be made about the timing and amount of many events, including death, accident or sickness, investment, inflation, policy termination, expenses, taxes, premiums, commissions and policyholder dividends. The general approaches to the setting of assumptions used by the Company are described later in this note.

The Company uses best estimate assumptions for expected future experience. Uncertainty is inherent in the process, as no one can accurately predict the future. Some assumptions relate to events that are anticipated to occur many years in the future and are likely to require subsequent revision. Additional provisions are included in the actuarial liabilities to provide for possible adverse deviations from the best estimates. If the assumption is more susceptible to change or if the actuary is less certain about the underlying best estimate assumption, a correspondingly larger provision is included in the actuarial liabilities.

In determining these provisions, the Company ensures:

•	When taken one at a time, each provision is reasonable with respect to the underlying best estimate assumption, and the extent of uncertainty present in making that assumption.

•	In total, the cumulative effect of all provisions is reasonable with respect to the total actuarial liabilities.

With the passage of time and resulting reduction in estimation risk, the provisions are released into income. In recognition of the long-term nature of policy liabilities, the margin for possible deviations generally increases for contingencies further in the future. The best estimate assumptions and margins for adverse deviations are reviewed annually and revisions are made where deemed necessary and prudent.

Provision for Policyholder Dividends

An amount equal to the earned and accrued portion of policyholder dividends including earned and accrued terminal dividends is shown as a provision for policyholder dividends. Actuarial liabilities provide for the payment of policyholder dividends that are forecasted to be paid over the next 12 months and beyond, in excess of dividends earned and accrued. Both liabilities are determined taking into account the scale of dividends approved by the Board and the expectation that future dividends will be adjusted to reflect future experience. Policyholder dividends of $809 are included in policyholder dividends and interest on claims and deposits in the consolidated statements of operations ($867 in 2003 and $899 in 2002, on a restated basis).

70     Sun Life Financial Inc. | Annual Report 2004

Notes to the Consolidated Financial Statements

B) COMPOSITION OF ACTUARIAL LIABILITIES AND OTHER POLICY LIABILITIES

The actuarial liabilities and other policy liabilities consist of the following:

	2004

		United		United	Other
	Canada	States	Asia	Kingdom	Operations(1)	Total

Individual participating life	$11,133	$5,137	$1,042	$3,648	$92	$21,052
Individual non-participating life	1,797	4,129	199	(20)	330	6,435
Group life	1,227	121	1	4	–	1,353
Individual annuities	10,040	19,038	–	3,553	–	32,631
Group annuities	5,999	3,057	–	–	–	9,056
Health insurance	3,228	447	(1)	–	57	3,731

Total actuarial liabilities	33,424	31,929	1,241	7,185	479	74,258
Add: Other policy liabilities(2)	793	420	36	100	449	1,798

Actuarial liabilities and other policy liabilities	$34,217	$32,349	$1,277	$7,285	$928	$76,056

	2003

		United		United	Other
	Canada	States	Asia	Kingdom	Operations(1)	Total

Individual participating life	$10,746	$5,338	$874	$3,743	$85	$20,786
Individual non-participating life	1,605	3,359	171	(27)	313	5,421
Group life	1,333	116	1	25	–	1,475
Individual annuities	10,680	19,315	–	3,433	–	33,428
Group annuities	6,181	4,397	–	–	–	10,578
Health insurance	3,131	451	–	–	54	3,636

Total actuarial liabilities	33,676	32,976	1,046	7,174	452	75,324
Add: Other policy liabilities(2)	773	420	41	124	672	2,030

Actuarial liabilities and other policy liabilities	$34,449	$33,396	$1,087	$7,298	$1,124	$77,354

(1)	Primarily business from the run-off reinsurance operations.
(2)	Consists of policy benefits payable, provisions for unreported claims, provisions for policyholder dividends and provisions for experience rating refunds.

C) TOTAL ASSETS SUPPORTING ACTUARIAL LIABILITIES, EQUITY AND OTHER

The following tables show the total assets supporting actuarial liabilities, equity and other:

	2004

	Bonds	Mortgages	Stocks	Real Estate	Other	Total

Individual participating life	$13,116	$3,400	$2,653	$2,153	$4,727	$26,049
Individual non-participating life	5,182	1,175	288	7	1,309	7,961
Group life	1,684	562	8	26	222	2,502
Individual annuities	28,322	4,810	51	62	2,512	35,757
Group annuities	7,070	2,281	32	121	791	10,295
Health insurance	4,685	1,358	11	40	440	6,534
Equity and other	4,437	276	420	739	12,787	18,659

Total assets	$64,496	$13,862	$3,463	$3,148	$22,788	$107,757

	2003

	Bonds	Mortgages	Stocks	Real Estate	Other	Total

Individual participating life	$12,544	$3,626	$2,691	$2,094	$4,617	$25,572
Individual non-participating life	4,293	885	259	5	1,213	6,655
Group life	1,672	573	17	21	346	2,629
Individual annuities	28,163	4,535	58	26	4,808	37,590
Group annuities	8,524	2,436	26	118	781	11,885
Health insurance	4,431	1,298	15	16	874	6,634
Equity and other	6,463	248	407	787	10,339	18,244

Total assets	$66,090	$13,601	$3,473	$3,067	$22,978	$109,209

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Notes to the Consolidated Financial Statements

D) CHANGES IN ACTUARIAL LIABILITIES
Changes in actuarial liabilities during the year are as follows:

	2004	2003

Actuarial liabilities, January 1	$75,324	$87,521

Change in liabilities on in-force business	(2,374)	(1,891)
Liabilities arising from new policies	3,799	3,225
Significant changes in assumptions or methodology:(1)
Gross increases	–	313
Gross decreases	–	(137)

Increase in actuarial liabilities	1,425	1,510

Changes in intrinsic value of options that hedge certain variable annuity products(2)	–	(199)
Dispositions	–	(4,683)
Other	(29)	80
Change due to ceding reinsurance agreements	(30)	(465)
Effect of changes in currency exchange rates	(2,432)	(8,440)

Actuarial liabilities, December 31	74,258	75,324
Add: Other policy liabilities	1,798	2,030

Actuarial liabilities and other policy liabilities, December 31	$76,056	$77,354

(1)	During the second quarter of 2003, the Company implemented a number of changes to its U.S. actuarial liability calculations. These changes reflect improved modelling capabilities now permitted under the updated Canadian Institute of Actuaries Consolidated Standards of Practice and the impact of lower interest rates on the cost of certain guarantees. The net impact of these changes resulted in an increase to actuarial liabilities of $6 (gross increases of $143 net of gross decreases of $137). The actuarial liability for segregated fund guarantees was increased by approximately $170 in the fourth quarter of 2003 to protect against increased downside risk following the rise in the equity markets.
(2)	The changes in intrinsic value of the options that hedge certain variable annuity products were included in the increase in actuarial liabilities in the consolidated statements of operations and in other invested assets in the consolidated balance sheets in 2003. In 2004, these options no longer qualify for hedge accounting as per CICA Handbook Accounting Guideline 13, as described in Note 2.

E) FAIR VALUE OF ACTUARIAL LIABILITIES, FUTURE INCOME TAXES AND DEFERRED NET REALIZED GAINS

The fair value of total actuarial liabilities shown in the tables above is $81,641 in 2004 and $81,713 in 2003 as restated. Fair value of actuarial liabilities is determined by reference to the fair value of the assets supporting those liabilities. The fair value of the net deferred income tax asset related to life insurance companies is $(494) in 2004 (carrying value of $294) and $(25) in 2003 (carrying value of $426). Fair value of income taxes represents the amount that would be recognized on the balance sheet if the financial instruments were measured at fair value. Deferred net realized gains, which are taken into account in establishing the actuarial liabilities, no longer exist when financial assets and liabilities are measured at fair value.

F) ASSUMPTIONS AND MEASUREMENT UNCERTAINTY

Mortality

Mortality refers to the rate at which death occurs for a defined group of people. Insurance mortality assumptions are generally based on the Company’s average five-year experience. For annuities, Company experience is combined with industry experience, since the Company’s own experience is insufficient to be statistically reliable. Assumed future mortality rates on annuities are adjusted to reflect expected improvements in mortality. Assumed mortality rates for life insurance contracts do not reflect any future improvement which might occur.

For products where higher mortality would be financially adverse to the Company, a 1% increase in the best estimate assumption would decrease net income by $106. For products where lower mortality would be financially adverse to the Company, a 1% reduction in the mortality assumption would decrease net income by $32.

Morbidity

Morbidity refers to the rate of accident or sickness, and recovery therefrom, for a defined group of people. Most of the Company’s disability insurance is marketed on a group basis. In Canada, the Company offers critical illness policies and long-term care on an individual basis. Medical stop-loss insurance is offered on a group basis in the United States. In Canada, group morbidity assumptions are based on the Company’s five-year average experience, modified to reflect the trend in recovery rates. For long-term care and critical illness insurance, assumptions are developed in collaboration with our reinsurers and are largely based on their experience. In the United States, Company experience is used for both medical stop-loss and disability assumptions, with some consideration for industry experience. Larger provisions for adverse deviation are used for those benefits where Company or industry experience is limited. For products where the morbidity is a significant assumption, a 1% change in that assumption would reduce net income by $13.

Investment Return

The Company generally maintains distinct asset portfolios for each line of business. To ensure the adequacy of assets backing the liabilities, the Company does cash flow testing using a set of plausible future interest rates and economic environments as well as a set of prescribed scenarios. In each test, asset and liability cash flows are projected. Net cash flows are invested in new assets, if positive, or assets are sold to meet cash needs, in accordance with the assumptions in the test and the standards of the Canadian Institute of Actuaries. Whenever needed, specific assumptions are made for cyclical credit risks that exceed the long-term expectation. Deferred net realized gains are taken into account in establishing the actuarial liabilities.

72     Sun Life Financial Inc. | Annual Report 2004

Notes to the Consolidated Financial Statements

Asset Default

In addition to the allowances for losses on invested assets outlined in Note 8, the actuarial liabilities include an amount of $2,160 determined on a pre-tax basis ($2,005 in 2003) to provide for possible future asset defaults and loss of asset value. This provision results from a reduction in the expected future investment yield or a reduction in the value of equity assets recognized in the computation of actuarial liabilities. The reduction varies depending on the creditworthiness of the class of asset.

Segregated Fund Guarantees

The Company has a large volume of variable annuities primarily in the United States subject to equity market movements. The Company also reinsures the guarantees offered on variable annuities issued by other insurance companies in the United States, although the Company no longer accepts new business on these reinsurance treaties. The Company monitors its experience for these guarantees on a monthly basis, and has hedged a large percentage of its exposure with long-dated put options against the S&P 500.

The Company has a block of unit-linked products in the United Kingdom which offer guaranteed annuity purchase price options. While not segregated fund guarantees, the exposure to the annuity options is dependent on the equity market movements.

The Company used stochastic modelling techniques which test a large number of different scenarios of future market returns to estimate the actuarial liability for the various guarantees offered under variable annuities and under the United Kingdom annuity options. The sensitivity of the actuarial liability to changes in expected equity market returns is significant for those blocks of business. For example, a 1% reduction in the expected long-term equity market return assumption would decrease net income by $65 in respect of these guarantees.

Interest Rate

Interest rate risk is the potential for financial loss arising from changes in interest rates. For example, the Company is exposed to this risk when the cash flows from assets and the policy obligations they support are significantly mismatched, as this may result in the need to either sell assets to meet policy payments and expenses, or reinvest excess asset cash flows under unfavourable interest environments.

To manage this risk, an investment policy statement is established for each portfolio of assets and related liabilities. Asset/liability management programs are in place to implement these policy statements. The primary approach used is duration gap analysis, which measures the sensitivity of assets and liabilities to interest rate changes across the entire yield curve. Key rate duration analysis is used to examine the duration gap of assets and liabilities at discrete intervals on the yield curve. These gaps are managed within specified tolerance limits.

Interest rate sensitivity is provided for in the actuarial liabilities for all policies, with adequate provisions to absorb moderate changes in interest rates.

For certain product types, including participating insurance and certain forms of universal life policies and annuities, policyholders share investment performance through changes in the amount of dividends declared or to the rate of interest credited. These changes occur routinely as interest rates change, and reflect the normal operation of these policies according to their contractual terms. These products generally have minimum interest rate guarantees.

For the Company’s actuarial liabilities, an immediate 1% parallel increase in interest rates at December 31, 2004 across the entire yield curve, assuming the Company was unable to take any investment action to mitigate the impact of this change, would result in an estimated increase in net income of $36. Conversely, an immediate 1% parallel decrease in interest rates, again assuming no other investment action, would result in an estimated decrease in net income of $134.

Among the different lines of insurance business, annuities are one of the most sensitive to changes in interest rates. Asset and liability cash flows by year for this business are set out in the table below. The negative cumulative gap for Canada and the United Kingdom is due to liability cash flows extending out farther in the future than asset cash flows. In the United States, the overall shorter nature of the liability cash flows leads to a positive cash flow gap. On a duration basis, the Company’s various annuity portfolios of assets and liabilities are considered well matched.

	2004

	Under	1 to	Over 5 years	Over
	1 year	5 years	to 10 years	10 years	Total

Canada
Assets	$3,642	$8,351	$3,723	$8,176	$23,892
Liabilities	3,347	8,633	3,879	8,965	24,824

Cash flow gap	$295	$(282)	$(156)	$(789)	$(932)

United States
Assets	$2,695	$10,116	$9,401	$4,524	$26,736
Liabilities	3,310	11,116	6,916	3,337	24,679

Cash flow gap	$(615)	$(1,000)	$2,485	$1,187	$2,057

United Kingdom
Assets	$334	$940	$1,293	$4,857	$7,424
Liabilities	238	1,084	1,329	5,101	7,752

Cash flow gap	$96	$(144)	$(36)	$(244)	$(328)

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Notes to the Consolidated Financial Statements

Policy Termination Rates

Policyholders may allow their policies to terminate prior to the end of the contractual coverage period by choosing not to continue to pay premiums or by exercising one of the non-forfeiture options in the contract. Assumptions for termination experience on life insurance are generally based on the Company’s average five-year experience. Termination rates vary by plan, age at issue, method of premium payment and policy duration. For universal life contracts, it is also necessary to set assumptions about premium cessation occurring prior to termination of the policy. Studies prepared by industry or actuarial bodies are used for certain products where the Company’s experience is too limited to be statistically valid.

For individual life insurance products where fewer terminations would be financially adverse to the Company, net income would be decreased by $62 if the termination rate assumption were reduced by 10% starting in policy year six (5% for participating policies and policies with adjustable premiums). For products where more terminations would be financially adverse to the Company, net income would be decreased by $62 if an extra 1% of the in-force policies were assumed to terminate each year beginning in policy year six (0.5% for participating policies and policies with adjustable premiums).

Operating Expenses and Inflation

Actuarial liabilities provide for future policy-related expenses. These include the costs of premium collection, claims adjudication and processing, actuarial calculations, preparation and mailing of policy statements and related indirect expenses and overheads. Expense assumptions are mainly based on recent Company experience using an internal expense allocation methodology. The increases assumed in future expenses are consistent with the inflation rate used in the scenario testing under the standards established by the Canadian Institute of Actuaries. The sensitivity of actuarial liabilities to a 10% increase in unit expenses Company-wide would result in a decrease in net income of $248.

G) REINSURANCE AGREEMENTS

Reinsurance is used primarily to limit exposure to large losses. The Board approves the Company’s individual life insurance retention policy and limits which require that such arrangements be placed with well-established, highly rated reinsurers. Coverage is well diversified and controls are in place to manage exposure to reinsurance counterparties. While reinsurance arrangements provide for the recovery of claims arising from the liabilities ceded, the Company retains primary responsibility to the policyholders. The effect of reinsurance on premiums and payments to policyholders, beneficiaries and depositors is summarized as follows:

	2004	2003	2002

Premiums:
Direct premiums	$13,253	$13,688	$15,061
Reinsurance assumed	655	723	577
Reinsurance ceded	(987)	(868)	(763)

	$12,921	$13,543	$14,875

Payments to policyholders, beneficiaries and depositors:
Direct payments	$12,671	$13,036	$11,585
Reinsurance assumed	602	809	511
Reinsurance ceded	(741)	(919)	(408)

	$12,532	$12,926	$11,688

Actuarial liabilities are shown net of ceded reinsurance of $2,931 in 2004 ($2,528 in 2003).

H) ROLE OF THE APPOINTED ACTUARY

The Appointed Actuary is appointed by the Board and is responsible for ensuring that the assumptions and methods used in the valuation of policy liabilities are in accordance with accepted actuarial practice, applicable legislation and associated regulations or directives.

The Appointed Actuary is required to provide an opinion regarding the appropriateness of the policy liabilities at the balance sheet dates to meet all obligations to policyholders of the Company. Examination of supporting data for accuracy and completeness and analysis of Company assets for their ability to support the amount of policy liabilities are important elements of the work required to form this opinion.

The Appointed Actuary is required each year to analyze the financial condition of the Company and prepare a report for the Board. The 2004 analysis tested the capital adequacy of the Company until December 31, 2008, under various adverse economic and business conditions. The Appointed Actuary reviews the calculation of the Company’s Canadian Minimum Continuing Capital and Surplus Requirements ( MCCSR ) ratio, which is calculated on its worldwide insurance operations. The MCCSR ratio at December 31, 2004, was well in excess of the minimum requirement. In addition, foreign operations and foreign subsidiaries of the Company must comply with local capital requirements in each of the jurisdictions in which they operate. Furthermore, the Company is required to appropriate retained earnings of $2,328 ($2,406 in 2003). All of these regulatory requirements constrain the Company’s ability to distribute its retained earnings.

74     Sun Life Financial Inc. | Annual Report 2004

Notes to the Consolidated Financial Statements

13. Other Liabilities

Other liabilities consist of the following:

	2004	2003

Accounts payable	$3,151	$3,368
Bond repurchase agreements	1,645	1,458
Accrued expenses and taxes	919	1,425
Borrowed funds	153	123
Future income taxes (Note 20)	505	515
Accrued benefit liability (Note 22)	456	447
Provisions for future policyholder costs	82	173
Other	248	286

Total other liabilities	$7,159	$7,795

The Company enters into bond repurchase agreements for operational funding and liquidity purposes. Bond repurchase agreements have maturities ranging from 4 to 96 days, averaging 21 days, and bearing interest rates averaging 2.5% as at December 31, 2004 (2.7% in 2003). As at December 31, 2004, the Company had assets with a total market value of $1,654 ($1,457 in 2003) pledged as collateral for the bond repurchase agreements.

The following obligations are included in borrowed funds in the table above:

	Currency of Borrowing	Maturity	2004	2003

Bank credit facilities(1)	U.S. dollars	2005	$36	$39
Encumbrances on real estate	Canadian dollars	2005–2012	52	34
	U.S. dollars	2006–2014	65	50

Total borrowed funds			$153	$123

(1)	At a floating rate, linked to London Inter Bank Offered Rate.

At December 31, 2004, aggregate maturities of encumbrances on real estate are as follows:

Year	Amount

2005	$7
2006	6
2007	15
2008	18
2009	2
Thereafter	69

Total	$117

At December 31, 2004, bank credit facilities are $36 ($39 in 2003) and the weighted average interest rates related to those borrowings is 1.6% (1.5% in 2003). The U.S. dollar bank credit facility is secured by the future distribution fee stream of the mutual funds under the management of MFS.

At December 31, 2004, the Company had $180 in a line of credit from a financial institution of which $144 was unused. This line of credit has a term of one year.

Interest expense for the borrowed funds was $11, $15 and $26 for 2004, 2003 and 2002, respectively.

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Notes to the Consolidated Financial Statements

14. Subordinated Debt

The following obligations are included in subordinated debt:

	Currency	Interest Rate	Maturity	2004	2003

Subordinated debentures(1)	Canadian dollars	5.80%	2013	$–	$253
Subordinated debentures(2)	Canadian dollars	6.65%	2015	300	300
Subordinated debentures(3)	Canadian dollars	6.15%	2022	799	799
Subordinated debentures(4)	Canadian dollars	6.30%	2028	150	150
Subordinated notes(5)	U.S. dollars	6.63%	2007	33	35
Subordinated notes	U.S. dollars	7.25%	2015	180	193
Cumulative capital securities(6)	U.S. dollars	8.53%		720	774

Total				$2,182	$2,504

Fair value				$2,416	$2,771

(1)	Redeemed on November 15, 2004. Redemption premiums of $17 ($12 net of taxes) were recorded in net investment income in 2004.
(2)	After October 12, 2010, interest is payable at 1% over the 90-day Bankers’ Acceptance Rate. Redeemable in whole or in part at any time prior to October 12, 2010. On or after October 12, 2010, redeemable in whole on interest payment date.
(3)	Issued June 25, 2002. After June 30, 2012, interest is payable at 1.54% over the 90-day Bankers’ Acceptance Rate. Redeemable in whole or in part at any time.
(4)	Redeemable in whole or in part at any time.
(5)	In the third quarter of 2003, $165 (81.6% of the originally issued notes) was redeemed. Redemption premiums of $24 ($14 net of taxes) were recorded in net investment income in 2003.
(6)	On May 6, 1997, Sun Life of Canada (U.S.) Capital Trust I, a Delaware statutory business trust of the Company, issued U.S.$600 of 8.53% cumulative capital securities (Securities). These Securities have no scheduled maturity date. Distributions are payable semi-annually in arrears and are indirectly guaranteed by Sun Life Assurance on a subordinated basis.

Fair value is based on market prices for the same or similar instruments as appropriate. Interest expense on subordinated debt was $174, $194 and $166 for 2004, 2003 and 2002, respectively.

All of the subordinated debt and cumulative capital securities qualify as capital for Canadian regulatory purposes.

15. Non-controlling Interests in Subsidiaries

Non-controlling interests in the consolidated balance sheets consist of the following:

	2004	2003

SLEECS issued by the Trust	$1,150	$1,150
Preferred shares of Sun Life Assurance(1)	152	155
Non-controlling interests in MFS and McLean Budden Limited	36	31

Total non-controlling interests in subsidiaries	$1,338	$1,336

(1)	These preferred shares were issued by Clarica before amalgamating with Sun Life Assurance.

Non-controlling interests in net income of subsidiaries include the preferred shares dividend payments of $7 ($7 in 2003 and $5 in 2002), non-controlling interests in the Trust of $52 ($51 in 2003 and $45 in 2002) and non-controlling interests in MFS and McLean Budden Limited of $21 ($7 in 2003 and $33 in 2002).

On June 25, 2002, the Trust, a controlled trust of Sun Life Assurance, issued $200 of non-voting Sun Life ExchangEable Capital Securities – Series B (SLEECS Series B). Holders of the SLEECS Series B are entitled to receive a semi-annual non-cumulative fixed cash distribution of $35.465 per SLEECS Series B, representing an annual yield of 7.093% of the one thousand dollar initial issue price, payable out of the Trust’s net distributable funds. The SLEECS Series B are subject to terms that are similar to those of the prior Sun Life ExchangEable Capital Securities – Series A (SLEECS Series A) offering as described below. The proceeds of this offering were used for general corporate purposes, including investments in subsidiaries.

On October 19, 2001, the Trust issued $950 of non-voting SLEECS Series A. Holders of the SLEECS Series A are entitled to receive a semi-annual non-cumulative fixed cash distribution of $34.325 per SLEECS Series A, representing an annual yield of 6.865% of the one thousand dollars initial issue price, payable out of the Trust’s net distributable funds. If Sun Life Assurance has not declared dividends on its non-cumulative preferred Class B Shares, Series A or on any of its preferred shares listed on a stock exchange, cash distributions will not be made on the SLEECS Series A. Subject to regulatory approval, the Trust may redeem the SLEECS Series A at any time after the fifth anniversary of the date of issuance and, in certain limited circumstances, may also redeem the SLEECS Series A during the first five years. The holders of the SLEECS Series A have the right at any time to surrender each one thousand dollars face amount of SLEECS Series A and to receive from the Trust in exchange 40 non-cumulative preferred Class A Shares, Series Z of Sun Life Assurance, subject to compliance with the Declaration of Trust. Both SLEECS Series A and SLEECS Series B qualify as capital for Canadian regulatory purposes.

Pursuant to the Share Exchange Agreement, Sun Life Financial Inc. and Sun Life Assurance agreed that if the Trust fails to pay on any regular distribution date the required cash distributions on the SLEECS in full, Sun Life Assurance will not pay dividends on its public preferred shares.

76     Sun Life Financial Inc. | Annual Report 2004

Notes to the Consolidated Financial Statements

SUBSEQUENT EVENT

On February 8, 2005, Sun Life Assurance announced that, subject to regulatory approval, its Board of Directors approved the redemption of its Non-Cumulative Redeemable Class E Preferred Shares, Series 1 (Preferred shares of Sun Life Assurance in the preceding table) on June 30, 2005. These preferred shares will be redeemed at a price equal to $25 per share, together with declared but unpaid dividends.

16. Share Capital and Normal Course Issuer Bid

The authorized share capital of Sun Life Financial Inc. consists of the following:

•	An unlimited number of common shares without nominal or par value. Each common share is entitled to one vote at meetings of the shareholders of Sun Life Financial Inc. There are no preemptive, redemption, purchase or conversion rights attached to the common shares.

•	An unlimited number of Class A and Class B non-voting preferred shares, issuable in series. The Board is authorized to fix before issuing the shares, the number, the consideration per share, the designation of and the rights and restrictions of the Class A and Class B shares of each series, subject to the special rights and restrictions attached to all the Class A and Class B shares.

The changes and the number of shares issued and outstanding are as follows:

	2004		2003		2002
	Number		Number		Number
	of shares	Amount	of shares	Amount	of shares	Amount

Common shares (in millions of shares)
Balance, January 1	600	$7,289	618	$7,420	432	$1,100
Common shares issued, net of issuance costs and fair value of stock options granted as consideration for business acquisition (Note 3)	–	–	2	63	185	6,281
Stock options exercised (Note 19)	2	75	1	28	1	39
Common shares purchased for cancellation	(10)	(126)	(18)	(222)	–	–
Common shares cancelled for lost policyholders	–	–	(3)	–	–	–

Balance, December 31	592	$7,238	600	$7,289	618	$7,420

On January 8, 2004, Sun Life Financial Inc. announced that it was authorized to purchase up to 30 million common shares, representing approximately 5% of its issued and outstanding common shares, under a normal course issuer bid pursuant to the rules of the Toronto Stock Exchange (the TSX) during the period from January 12, 2004, to January 11, 2005. Shares purchased in this normal course issuer bid were cancelled following purchases. In 2004, approximately 10 million common shares were purchased at an average price of $37.93 per share for a total amount of $388.

On February 12, 2003, Sun Life Financial Inc. announced a similar normal course issuer bid program during the period from February 14, 2003, to January 5, 2004, for the purchase of up to 31 million common shares, representing approximately 5% of its issued and outstanding common shares. As at December 31, 2003, Sun Life Financial Inc. had purchased approximately 18 million of its common shares at an average price of $28.88 per share for a total amount of $527.

On January 6, 2005, Sun Life Financial Inc. announced that it was authorized to purchase up to 30 million shares, representing approximately 5% of its issued and outstanding common shares, under a renewed normal course issuer bid program that will cover the period from January 12, 2005, to January 11, 2006.

In accordance with the provisions of the Demutualization Plan of Sun Life Assurance Company of Canada and the share capital by-law of Sun Life Financial Inc., unclaimed demutualization benefits issued to eligible policyholders whose addresses were not known to the Company (lost policyholders) were cancelled on February 22, 2003. The unclaimed demutualization benefits that were cancelled on February 22, 2003, include approximately three million common shares of Sun Life Financial Inc. with a nominal share capital, accumulated dividends of approximately $3 and demutualization benefits payable in cash of approximately $10. Under the Demutualization Plan, lost policyholders may claim their cancelled demutualization benefits (including all unpaid dividends on shares) at any time without interest.

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Notes to the Consolidated Financial Statements

17. Operating Expenses

Operating expenses consist of the following:

	2004	2003	2002

Compensation costs	$1,557	$1,510	$1,684
Premises and equipment costs	290	287	299
Restructuring and other related charges	27	128	158
Capital asset depreciation and amortization (Note 11)	62	67	76
Other(1)	895	1,096	605
Impact of discontinued operations	–	–	(43)

Total operating expenses	$2,831	$3,088	$2,779

(1)	Other for 2004 includes a $66 pre-tax provision for MFS regulatory issues and other actions ($338 in 2003).

18. Earnings Per Share

Details of the calculation of the net income and the weighted average number of shares used in the earnings per share computations are as follows:

	2004	2003	2002

Shareholders’ net income from continuing operations	$1,681	$1,309	$1,034
Less: Effect of stock options of subsidiaries(1)	2	–	3

Shareholders’ net income from continuing operations on a diluted basis	$1,679	$1,309	$1,031
Income (loss) from discontinued operations, net of income taxes	–	–	(36)

Shareholders’ net income on a diluted basis	$1,679	$1,309	$995

Weighted average number of shares outstanding for basic earnings per share (in millions)	599	608	543
Add: Adjustments relating to the dilutive impact of stock options(1) , (2)	3	–	–

Weighted average number of shares outstanding on a diluted basis (in millions)	602	608	543

(1)	The effect of stock options is calculated based on the treasury stock method requirements which assume that unrecognized compensation as well as any proceeds from the exercise of the options would be used to purchase common shares at the average market prices during the period.
(2)	Options to purchase approximately 4 million shares of Sun Life Financial Inc. at the average exercise price of $33.22 per share were outstanding as at December 31, 2003. However, they were not included in the diluted earnings per share calculations, because their exercise prices were greater than the average market price of the common shares.

19. Stock-Based Compensation

STOCK OPTION PLANS

Sun Life Financial Inc. granted stock options to certain employees and directors under the Executive Stock Option Plan and the Director Stock Option Plan and to all eligible employees under the Special 2001 Stock Option Award Plan. These options may be exercised at the closing price of the common shares on the TSX on the trading day preceding the grant date. The options granted under the stock option plans will vest at various times: over a four-year period under the Executive Stock Option Plan with the exception of two special grants with a five-year period, two years after the grant date under the Special 2001 Stock Option Award Plan and over a two-year period or immediately upon death or attainment of the mandatory age for retirement under the Director Stock Option Plan. All options have a maximum exercise period of 10 years. The maximum number of common shares that may be issued under the Executive Stock Option Plan, the Special 2001 Stock Option Award Plan and the Director Stock Option Plan are 29,525,000 shares, 1,150,000 shares and 150,000 shares, respectively. Effective April 2, 2003, further grants under the Sun Life Financial Inc. Director Stock Option Plan were discontinued.

As described in Note 3, all of the Clarica stock options vested immediately prior to the closing date of the acquisition and each unexercised Clarica stock option outstanding on May 29, 2002 became exercisable to acquire common shares of Sun Life Financial Inc. These Clarica stock options are included with those of Sun Life Financial Inc. in the following tables.

78     Sun Life Financial Inc. | Annual Report 2004

Notes to the Consolidated Financial Statements

The activities in the stock option plans for the years ended December 31 are as follows:

	2004		2003		2002
	Number of	Weighted	Number of	Weighted	Number of	Weighted
	stock options	average	stock options	average	stock options	average
	(thousands)	exercise price	(thousands)	exercise price	(thousands)	exercise price

Balance, January 1	15,239	$27.17	12,421	$29.82	5,545	$29.87
Granted	173	36.67	4,778	27.70	4,467	33.16
Granted as consideration for business acquisition (Note 3)	–	–	–	–	4,503	24.78
Exercised	2,267	25.69	863	22.51	1,196	22.58
Forfeited	688	26.97	1,097	28.76	898	30.82

Balance, December 31	12,457	$26.90	15,239	$27.17	12,421	$29.82

Exercisable, December 31	6,318	$27.36	5,291	$27.30	4,065	$26.37

The stock options outstanding and exercisable as at December 31, 2004, by exercise price, are as follows:

	Options Outstanding			Options Exercisable
		Weighted
		average
	Number of	remaining	Weighted	Number of	Weighted
	stock options	contractual	average	stock options	average
Range of exercise prices	(thousands)	life (years)	exercise price	(thousands)	exercise price

$19.05 to $24.95	3,750	7.33	$22.04	1,567	$22.00
$25.01 to $30.91	6,239	7.05	27.48	3,235	27.63
$31.00 to $33.20	2,227	7.04	32.52	1,465	32.19
$33.25 to $38.54	241	8.60	35.48	51	36.73

	12,457	7.16	$26.90	6,318	$27.36

The weighted average fair values of the stock options, calculated using the Black-Scholes option-pricing model, granted during the year ended December 31, 2004, was $9.81 ($7.61 and $10.62 for 2003 and 2002, respectively). The assumptions for the Black-Scholes option-pricing model to determine the fair value as at December 31 are as follows:

Weighted average assumptions	2004	2003	2002

Risk-free interest rate	4.5%	5.0%	5.4%
Expected volatility	24.8%	25.0%	25.0%
Dividend yield	2.3%	2.5%	1.7%
Expected life of the option (in years)	7	7	7

For the options issued prior to January 1, 2002, and valued using the intrinsic value method, no compensation expense was recognized as the option’s exercise price was not less than the market price of the underlying stock on the day of grant. When the options are exercised, the proceeds received are credited to common shares.

EMPLOYEE SHARE OWNERSHIP PLAN

The Company matches employees’ contributions to the Sun Life Financial Employee Stock Plan (Plan) for eligible employees in Canada who may contribute from 1% to 20% of their base earnings to the Plan. The Company matches 50% of the lower of the employee contributions and 5% of the employee’s base earnings to an annual maximum of one thousand five hundred dollars. The Company’s contributions vest immediately and are expensed.

OTHER STOCK-BASED COMPENSATION PLANS

All other stock-based compensation plans use notional units that are valued based on Sun Life Financial Inc.’s common share price on the TSX. Any fluctuation in Sun Life Financial Inc.’s common share price changes the value of the units, which affects the Company’s stock-based compensation expense. Upon exercise of these units, payments are made to the employees with a corresponding reduction in the accrued liability. In 2004, an aggregate expense of $18 ($9 and $2 for 2003 and 2002, respectively), was recognized in operating expenses in the consolidated statements of operations for changes in the amount of the Company’s liability for these units. Details of these plans are as follows:

Senior Executives’ Deferred Share Unit (DSU) Plan: Under the DSU plan, designated executives may elect to receive all or a portion of their annual incentive award (which is expensed for the year awarded in operating expenses in the consolidated statements of operations) in the form of DSUs. Each DSU is equivalent to one common share and earns dividend equivalents in the form of additional DSUs at the same rate as the dividends on common shares. The designated executives must elect to participate in the plan prior to the beginning of the plan year and this election is irrevocable. Awards generally vest immediately, however, participants are not permitted to redeem the DSUs until termination, death or retirement. The value at the time of redemption will be based on the fair market value of the common shares immediately before their conversion. As at December 31, 2004, there were 541,907 units outstanding (582,031 and 344,989

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Notes to the Consolidated Financial Statements

for 2003 and 2002, respectively). The Company uses equity swaps to hedge its exposure to variations in cash flows associated with the outstanding DSUs.

Restricted Share Unit (RSU) Plan: Under the RSU plan, participants are granted units that are equivalent to one common share and have a fair market value of a common share on the date of grant. Plan participants must hold RSUs for 36 months from the date of grant. RSUs earn dividend equivalents in the form of additional RSUs at the same rate as the dividends on common shares. The redemption value is the fair market value of an equal number of common shares. As at December 31, 2004, there were 1,643,513 RSUs outstanding (663,753 and 176,379 for 2003 and 2002, respectively). The Company uses equity forwards to hedge its exposure to variations in cash flows associated with the outstanding RSUs.

Performance Share Unit (PSU) Plan: Under the PSU plan, participants are granted units that are the equivalent to one common share and have a fair market value of a common share on the date of grant. Plan participants must hold PSUs for 36 months from the date of grant. PSUs earn dividend equivalents in the form of additional PSUs at the same rate as the dividends on common shares. No PSUs will vest or become payable unless the Company meets its threshold targets with respect to specified performance targets. The plan provides for an enhanced payout if the Company achieves superior levels of performance to motivate participants to achieve a higher return for shareholders. Payments to participants are based on the number of PSUs earned multiplied by the market value of the common shares at the end of the three-year performance period. As at December 31, 2004 there were 273,035 PSUs outstanding (nil in 2003 and 2002). The Company uses equity swaps to hedge its exposure to variations in cash flows associated with the outstanding PSUs.

20. Income Taxes

In the consolidated statements of operations, the income tax expense for the Company’s worldwide operations has the following components:

	2004	2003	2002

Continuing Operations
Canadian income tax expense (benefit):
Current	$98	$61	$116
Future	125	222	(72)

Total	223	283	44

Foreign income tax expense (benefit):
Current	(67)	235	69
Future	137	(131)	(15)

Total	70	104	54

Income tax expense related to continuing operations	293	387	98

Discontinued Operations
Foreign income tax expense (benefit):
Current	–	–	(1)
Future	–	–	11

Total	–	–	10

Income tax expense related to discontinued operations	–	–	10

Total income taxes	$293	$387	$108

The after-tax undistributed earnings of most non-Canadian subsidiaries would be taxed only upon their repatriation to Canada. The Company recognizes a future tax liability, if any, on these undistributed earnings to the extent that management expects they will be repatriated in the foreseeable future. To the extent repatriation of such earnings is not currently planned, the Company has not recognized the future tax liability. If the undistributed earnings of all non-Canadian subsidiaries not currently planned were repatriated, additional taxes that would be payable are estimated to be $63 as at December 31, 2004 ($67 and $56 in 2003 and 2002, respectively).

80     Sun Life Financial Inc. | Annual Report 2004

Notes to the Consolidated Financial Statements

The Company’s effective worldwide income tax rate differs from the combined Canadian federal and provincial statutory income tax rate, as follows:

	2004		2003		2002
		%		%		%

Net income from continuing operations	$1,694		$1,308		$1,033
Add: Income taxes	293		387		98
Non-controlling interests in net income of subsidiaries	80		65		83

Net income from continuing operations before income taxes and non-controlling interests in net income of subsidiaries	$2,067		$1,760		$1,214

Taxes at the combined Canadian federal and provincial statutory income tax rate	$683	33.0	$607	34.5	$456	37.6
Increase (decrease) in rate resulting from:
Higher (lower) effective rates on income subject to taxation in foreign jurisdictions	(259)	(12.4)	(134)	(7.6)	(183)	(15.1)
Tax (benefit) cost of unrecognized losses	(19)	(0.9)	(37)	(2.1)	(103)	(8.5)
Tax exempt investment income	(94)	(4.6)	(91)	(5.1)	(107)	(8.8)
Capital taxes	7	0.3	11	0.6	8	0.7
Changes to statutory income tax rates	–	–	29	1.6	(2)	(0.2)
Other	(25)	(1.2)	2	0.1	29	2.4

Company’s effective worldwide income taxes	$293	14.2	$387	22.0	$98	8.1

The Company has accumulated tax losses, primarily in the United Kingdom, totalling $1,317 ($2,530 in 2003). The benefit of these tax losses has been recognized to the extent that they are more likely than not to be realized in the amount of $93 ($320 in 2003) in future income taxes. The Company will realize this benefit in future years through a reduction in current income taxes as and when the losses are utilized. These tax losses are subject to examination by various tax authorities and could be reduced as a result of the adjustments to tax returns. Furthermore, legislative, business or other changes may limit the Company’s ability to utilize these losses.

The following are the future tax assets and liabilities in the consolidated balance sheets by source of temporary differences:

	2004		2003
	Assets	Liabilities	Assets	Liabilities

Investments	$196	$484	$182	$613
Actuarial liabilities	134	35	54	(78)
Deferred acquisition costs	300	(2)	324	(9)
Losses available for carry forward	250	(40)	506	(117)
Other	39	28	214	106

	919	505	1,280	515
Valuation allowance	(197)	–	(303)	–

Total	$722	$505	$977	$515

Future income taxes are the result of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. The sources of these temporary differences and the recognized tax effects for continuing operations in the consolidated statements of operations are as follows:

	2004	2003	2002

Investments	$(193)	$(65)	$(128)
Actuarial liabilities	126	113	454
Deferred acquisition costs	97	(144)	(128)
Losses (incurred) utilized	248	148	(268)
Other	(16)	39	(17)

Future income tax expense (benefit) related to continuing operations	$262	$91	$(87)

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Notes to the Consolidated Financial Statements

21. Commitments, Guarantees and Contingencies

LEASE COMMITMENTS

The Company leases offices and certain equipment. These are operating leases with rents charged to operations in the year to which they relate. Total future rental payments for the remainder of these leases are as follows:

	2005	2006	2007	2008	2009	Thereafter

Future rental payments	$103	$92	$80	$49	$41	$126

CONTRACTUAL COMMITMENTS

In the normal course of business, various contractual commitments are outstanding which are not reflected in the consolidated financial statements. At December 31, 2004, there were outstanding contractual commitments as follows:

	Expires in	Expires in	Expires in
	30 days	31 to 365 days	2006 or later	Total

Contractual commitments	$119	$962	$673	$1,754

The majority of these commitments are to extend credit under commercial and residential mortgage loans and private placements.

LETTERS OF CREDIT

The Company issues commercial letters of credit in the normal course of business. At December 31, 2004, letters of credit in the amount of $341 have been issued.

INDEMNITIES

In the normal course of its business, the Company has entered into agreements that include indemnities in favour of third parties, such as purchase and sale agreements, confidentiality agreements, engagement letters with advisors and consultants, outsourcing agreements, leasing contracts, trade-mark licensing agreements, underwriting and agency agreements, information technology agreements, distribution agreements, financing agreements and service agreements. These indemnification agreements may require the Company to compensate the counterparties for damages, losses, or costs incurred by the counterparties as a result of breaches in representation, changes in regulations (including tax matters) or as a result of litigation claims or statutory sanctions that may be suffered by the counterparty as a consequence of the transaction. The Company has also agreed to indemnify its directors and certain of its officers and employees in accordance with the Company’s by-laws. These indemnification provisions will vary based upon the nature and terms of the agreements. In many cases, these indemnification provisions do not contain limits on the Company’s liability and the occurrence of contingent events that will trigger payment under these indemnities is difficult to predict. As a result, the Company cannot estimate its potential liability under these indemnities. The Company believes that the likelihood of conditions arising that would trigger these indemnities is remote and, historically, the Company has not made any significant payment under such indemnification provisions.

In certain cases, the Company has recourse against third parties with respect to the aforesaid indemnities and the Company also maintains insurance policies that may provide coverage against certain of these claims.

LEGAL AND REGULATORY PROCEEDINGS

In 2003, industry-wide regulatory investigations were launched in the U.S. investment industry regarding market timing, late trading and related issues. On February 5, 2004, MFS reached a settlement with federal and state regulators related to administrative proceedings alleging that certain MFS fund prospectuses contained false and misleading information regarding market timing and related issues. In these settlements, MFS agreed to pay U.S. $225 to compensate investors in certain funds, of which U.S. $50 was a penalty, agreed to pay an administrative fine of U.S. $1 and agreed to reduce fees on certain MFS funds by approximately U.S. $25 annually for five years. The Company recorded a $211 after-tax charge to income in the fourth quarter of 2003 in connection with these settlements. Under these settlements, MFS neither admitted nor denied any wrongdoing.

On March 31, 2004, MFS settled an administrative proceeding with the Securities and Exchange Commission regarding disclosure of brokerage allocation practices in connection with sales of certain MFS funds. Under the terms of that settlement, in which MFS neither admitted nor denied any wrongdoing, MFS agreed to pay U.S. one dollar in disgorgement and U.S. $50 in penalty to certain MFS funds. The Company recorded a $59 net of minority interest charge to income in the first quarter of 2004 in connection with this settlement.

The Company and its subsidiaries are co-operating with insurance and securities regulators and other government and self-regulatory agencies in Canada and the United States in their continuing investigations and examinations with respect to various issues, including market timing and late trading of mutual funds and variable insurance products, directed brokerage, revenue sharing, compensation and other arrangements with distributors and brokers, and recordkeeping requirements.

82     Sun Life Financial Inc. | Annual Report 2004

Notes to the Consolidated Financial Statements

Since December 2003, Sun Life Financial Inc., MFS and certain of its subsidiaries, MFS Corporation Retirement Committee, various MFS funds, certain current and/or former Trustees of those MFS funds, and certain officers of MFS have been named as defendants in more than 30 lawsuits filed in the U.S. federal and state courts. The lawsuits variously have been commenced as class actions or individual actions on behalf of investors who purchased, held or redeemed shares of the MFS funds during specified periods, as class actions on behalf of participants in certain retirement plan accounts, or as derivative actions on behalf of MFS funds. The lawsuits relating to market timing and related matters have been transferred to, and consolidated before, the United States District Court for the District of Maryland, as part of a multi-district litigation of market timing and related claims involving several other fund complexes (In re Mutual Funds Investment Litigation (Alger, Columbia, Janus, MFS, One Group, Putnam, Allianz Dresdner), No.1:04-md-15863 (transfer began March 19, 2004)). The plaintiffs in these consolidated lawsuits generally seek injunctive relief including removal of the named Trustees, adviser and distributor, rescission of contracts and 12b-1 Plans, disgorgement of fees and profits, monetary damages, punitive damages, attorney’s fees and costs and other equitable and declaratory relief. The market timing cases related to the MFS funds are Riggs v. MFS et al., Case No. 04-cv-01162-JFM (direct), Hammerslough v. MFS et al., Case No. 04-md-01620 (derivative) and Anita Walker v. MFS et al., Case No. 1:04-CV-01758 (ERISA). Four lawsuits alleging improper brokerage allocation practices and excessive compensation are pending in the United States District Court for the District of Massachusetts (Forsythe v. Sun Life Financial Inc., et al., No. 04cv10584 (GAO) (March 25, 2004); Eddings v. Sun Life Financial Inc., et al., No. 04cv10764 (GAO) (April 15, 2004); Marcus Dumond, et al. v. Massachusetts Financial Servs. Co., et al., No. 04cv11458 (GAO) (May 4, 2004); and Koslow v. Sun Life Financial Inc., et al., No. 04cv11019 (GAO) (May 20, 2004)). The plaintiffs in these lawsuits generally seek compensatory damages, punitive damages, recovery of fees, rescission of contracts, an accounting, restitution, declaratory relief, equitable and/or injunctive relief and attorney’s fees and costs. The various lawsuits generally allege that some or all of the defendants (i) permitted or acquiesced in market timing and/or late trading in some of the MFS funds and, inadequately disclosed MFS’s internal policies concerning market timing and such matters, and (ii) received excessive compensation as fiduciaries to the MFS funds, or (iii) permitted or acquiesced in the improper use of fund assets by MFS to support the distribution of MFS fund shares and inadequately disclosed MFS’s use of fund assets in this manner. The actions assert that some or all of the defendants violated U.S. federal securities laws, including the Securities Act of 1933 and the Securities Exchange Act of 1934, the Investment Company Act of 1940 and the Investment Advisers Act of 1940, the Employee Retirement Income Security Act of 1974, as well as fiduciary duties and other violations of common law. Additional lawsuits based upon similar allegations may be filed in the future. These actions are at an early stage and Sun Life Financial cannot predict their outcome with certainty and is accordingly unable to determine the potential impact that they may have on Sun Life Financial’s results of operations, financial position and cash flows.

Additional information concerning these and related matters is provided in the “Non-GAAP Financial Measures”, “MFS Investment Management” and “Legal and Regulatory Proceedings” sections of Sun Life Financial Inc.’s 2004 Management’s Discussion and Analysis and in the “Risk Factors” section in its 2004 Annual Information Form.

PROVISIONS IN THE UNITED KINGDOM

The Company’s United Kingdom operations continue to be subject to regulatory overview in the United Kingdom, including the handling of complaints about mortgage endowments. Endowment policies were sometimes sold to provide customers with a method of repaying mortgage debt at the end of a mortgage term. The Company has regularly engaged in discussions with United Kingdom regulators with respect to these and other matters.

The Company has provisions for future costs and expenses relating to all reviews of past business sold both in actuarial liabilities and in other liabilities. At December 31, 2004, the combined provision was $121 ($130 in 2003).

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Notes to the Consolidated Financial Statements

22. Pension Plans and Other Post-Retirement Benefits

The following tables set forth the status of the defined benefit pension and other post-retirement benefit plans.

	Pension		Post-Retirement
	2004	2003	2004	2003

Change in projected benefit obligation:
Projected benefit obligation, January 1	$2,053	$1,981	$291	$269
Change in January 1 balance due to:
Acquisitions and disposals	–	(21)	–	(8)
Change in measurement date(1)	–	(3)	–	–
Service cost	56	52	7	8
Interest cost	121	112	17	17
Actuarial losses (gains)	85	150	9	26
Benefits paid	(103)	(95)	(10)	(10)
Curtailments, settlements and plan amendments	1	2	(17)	–
Effect of changes in currency exchange rates	(23)	(125)	(4)	(11)

Projected benefit obligation, December 31(1),(2)	$2,190	$2,053	$293	$291

Accumulated benefit obligation, December 31(3)	$2,019	$1,886

Change in plan assets:
Fair value of plan assets, January 1	$2,077	$2,044	$–	$–
Change in January 1 balance due to:
Acquisitions and disposals	–	(20)	–	–
Change in measurement date(1)	–	(18)	–	–
Net actual return on plan assets	200	253	–	–
Employer contributions	25	27	10	10
Benefits paid	(103)	(95)	(10)	(10)
Effect of changes in currency exchange rates	(22)	(114)	–	–

Fair value of plan assets, December 31(1)	$2,177	$2,077	$–	$–

Net funded status, December 31	$(13)	$24	$(293)	$(291)
Unamortized net actuarial loss	394	371	45	39
Unamortized past service cost	11	13	(20)	(4)
Unamortized transition asset	(132)	(152)	(10)	(12)
Contributions (transfers), October 1 to December 31(1)	(1)	(1)	1	1

Accrued benefit asset (liability), December 31(1)	$259	$255	$(277)	$(267)

Balance sheet classification of accrued benefit asset (liability), December 31:
Other assets	$438	$435	$–	$–
Other liabilities	$179	$180	$277	$267

Pension plans with projected benefit obligations in excess of plan assets:
Projected benefit obligations	$1,496	$1,408

Plan assets	$1,239	$1,173

Weighted average assumptions:

	Pensions		Post-retirement
	To measure benefit	To measure the net	To measure benefit	To measure the net
	obligation as of the plans’	benefit costs or income	obligation as of the plans’	benefit costs or income
	measurement date(1)	for the period	measurement date(1)	for the period

Discount rate(5)	5.8%	6.0%	6.0%	6.2%
Expected long-term rate of return on plan assets(4),(5)	7.2%	7.2%	–	–
Rate of compensation increase(5)	3.9%	3.9%	–	–

(1)	The measurement date for most of the plans in the United States is September 30. For all other defined benefit plans, the measurement date is December 31. For plans with a September 30 measurement date, contributions from October 1 to December 31 are reflected in the balance sheet for the current year but excluded from the September 30 plan asset balance.
(2)	The date of the most recent actuarial valuation for funding purposes was January 1, 2004. The date of the next required actuarial valuation for funding purposes is January 1, 2005.
(3)	The Accumulated Benefit Obligation is smaller than the Projected Benefit Obligation since it does not recognize projected future compensation increases.
(4)	Based on management’s best estimate of the weighted average returns for the target allocation at plan assets. The assumption for the expected long-term rate of return on plan assets is based on a review of the historical asset return performance of the plan assets, the historical returns of the market indices on which the plan assets’ performance is based, and management’s best estimate of the weighted average long-term expected rate of returns for the target allocation of plan assets.
(5)	The assumed discount rates, the expected long-term rates of return on plan assets and the rates of increase in future compensation used in determining the actuarial present value of the projected benefit obligations vary according to the economic conditions of the countries in which the pension plans are situated.

84     Sun Life Financial Inc. | Annual Report 2004

Notes to the Consolidated Financial Statements

	Pension			Post-Retirement(1)
	2004	2003	2002	2004	2003	2002

Components of defined benefit cost recognized:
Service cost, curtailments and settlements	$57	$54	$64	$7	$8	$1
Plan amendments	1	3	4	(17)	–	(5)
Interest cost	121	112	106	17	17	15
Actual return on plan assets	(201)	(252)	(1)	–	–	–
Actuarial losses (gains)	84	185	(63)	9	26	(10)

Benefit cost before adjustments to recognize the long-term nature of defined benefit plans	$62	$102	$110	$16	$51	$1

Adjustments to recognize the long-term nature of defined benefit plans:
Difference between expected and actual return on plan assets for year	41	99	(151)	–	–	–
Difference between actuarial losses (gains) recognized and actual actuarial losses (gains) on accrued benefit obligation for year	(74)	(170)	94	(7)	(25)	11
Difference between amortization of past service costs for year and actual plan amendments for year	1	(1)	(5)	16	–	5
Amortization of transition obligation (asset)	(20)	(20)	(21)	(2)	(2)	(2)

Total adjustments to defer costs to future periods	$(52)	$(92)	$(83)	$7	$(27)	$14

Total benefit cost recognized	$10	$10	$27	$23	$24	$15

(1)	The assumed medical cost trend rate used in measuring the accumulated post-retirement benefits obligation in Canada in 2004 was 10%, decreasing by 0.75% each year until 2010, after which it remains at 5.5%. In the United States in 2004, the assumed rate was 10%, decreasing evenly to 5% by 2010, and remaining at that level thereafter. The assumed dental cost trend rate is 4% in Canada. In the United States in 2004, the assumed rate was 5.1%, decreasing to 5% in 2005 and remaining at that level thereafter.

Health care cost calculations are based on trend rate assumptions which may differ from actual results. Changes in trend rate assumptions by 1% in either direction will change the health care cost as follows:

	1%
	Increase	Decrease

Effect on post-retirement benefit obligations	$42	$(36)
Effect on aggregated service and interest costs	$4	$(3)

Composition of fair value of plan assets, December 31:

	2004	2003

Equity investments	48.0%	50.1%
Fixed income investments	44.7%	41.6%
Real estate investments	2.7%	2.6%
Other	4.6%	5.7%

Total composition of fair value of plan assets	100%	100%

Target allocation of plan assets, December 31:

	2004	2003

Equity investments	45.2%	47.2%
Fixed income investments	45.0%	46.7%
Real estate investments	5.1%	1.1%
Other	4.7%	5.0%

Total	100%	100%

The assets of the defined benefit pension plans are primarily held in trust for plan members and are managed within the provisions of the plans’ investment policies and procedures. Diversification of the investments is used to minimize credit, market and foreign currency risks. Due to the long-term nature of the pension obligations and related cash flows, asset mix decisions are based on long-term market outlooks within the specified tolerance ranges. The long-term investment objectives of the defined benefit pension plans are to exceed the real rate of investment return assumed in the actuarial valuation of plan liabilities. Over shorter periods, the objective of the defined benefit pension plans is to exceed the average market returns of a well-diversified portfolio. Liquidity is managed with consideration to the cash flow requirements of the liabilities.

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Notes to the Consolidated Financial Statements

Permitted investments of the defined benefit pension plans include guaranteed funds, annuities, as well as pooled and non-pooled variable accumulation funds in addition to any other investment vehicle approved by the plan sponsors which is eligible under pension regulations. The policy statement for each fund or manager mandate either prohibits, or permits, within specified constraints, the use of derivative instruments such as options and futures. The use of derivative instruments is limited to unleveraged substitution and hedging strategies. The defined benefit pension plans may not invest in securities of a related party or lend to any related party unless such securities are publicly traded and selected by the manager acting independently on behalf of all that manager’s discretionary accounts or pooled funds which have mandates similar to that of the Company’s defined benefit pension plans.

The following tables set forth the expected contributions and expected future benefit payments of the defined benefit pension and other post-retirement benefit plans.

		Post-
	Pension	Retirement	Total

Expected contributions for the next 12 months	$25	$11	$36

Expected future benefit payments

	2005	2006	2007	2008	2009	2010–2014

Pension	$80	$84	$88	$92	$97	$563
Post-retirement	9	10	10	11	11	62

Total	$89	$94	$98	$103	$108	$625

The total contribution made by the Company to defined contribution plans was $35 in 2004, $35 in 2003 and $42 in 2002.

23.	Summary of Material Differences Between Accounting Principles Generally Accepted in Canada and in the United States

The Company’s consolidated financial statements are prepared in accordance with accounting principles generally accepted in Canada (Cdn. GAAP). These accounting principles differ in certain material respects from accounting principles generally accepted in the United States (U.S. GAAP). The differing basis of accounting changes the incidence of profit recognition over the life of an insurance contract. Regardless of the accounting basis chosen, the total profit of an insurance contract will not change. The financial statement impact and a description of the material differences follow.

86     Sun Life Financial Inc. | Annual Report 2004

Notes to the Consolidated Financial Statements

A) RECONCILIATION OF SELECTED CDN. GAAP FINANCIAL STATEMENT INFORMATION TO U.S. GAAP:

i) Consolidated statements of operations:

	2004		2003		2002
	Cdn. GAAP	U.S. GAAP	Cdn. GAAP	U.S. GAAP*	Cdn. GAAP	U.S. GAAP

Revenue
Premiums	$12,921	$6,901	$13,543	$7,229	$14,875	$6,531
Net investment income	5,924	5,693	5,703	5,758	5,131	4,448
Net realized gains (losses)		793		373		(44)
Fee income	2,903	3,098	2,810	3,053	3,095	3,258

	21,748	16,485	22,056	16,413	23,101	14,193

Policy Benefits and Expenses
Payments to policyholders, beneficiaries and depositors	13,132	9,236	13,470	9,159	13,017	7,966
Increase in actuarial liabilities	1,425	835	1,510	1,109	3,822	1,377
Acquisition expense amortization	179	473	234	613	316	950
Other expenses	4,945	3,838	5,082	4,096	4,732	3,654

	19,681	14,382	20,296	14,977	21,887	13,947

Operating Income Before Income Taxes and Non-controlling Interests	2,067	2,103	1,760	1,436	1,214	246
Income taxes expense (benefit)	293	403	387	277	98	(250)
Non-controlling interests in net income of subsidiaries	80	35	65	14	83	83

Net Operating Income from Continuing Operations Before Cumulative Effect of Accounting Changes	1,694	1,665	1,308	1,145	1,033	413
Discontinued operations:
Gain (loss) on sale of Clarica U.S.	–	–	–	–	(48)	(58)
Net operating income of Clarica U.S.	–	–	–	–	12	22

Income (loss) from discontinued operations, net of taxes	–	–	–	–	(36)	(36)
Cumulative effect of accounting changes, net of taxes(1)		(179)		–		–

Total Net Income	1,694	1,486	1,308	1,145	997	377
Less participating policyholders’ net income (loss)	13	–	(1)	–	(1)	–

Shareholders’ Net Income	$1,681	$1,486	$1,309	$1,145	$998	$377

Earnings per share
Basic
Continuing operations	$2.81	$2.78	$2.15	$1.88	$1.91	$0.76
Discontinued operations	–	–	–	–	(0.07)	(0.07)
Cumulative effect of accounting changes		(0.30)		–		–

Shareholders’ net income	$2.81	$2.48	$2.15	$1.88	$1.84	$0.69

Diluted
Continuing operations	$2.79	$2.77	$2.15	$1.88	$1.90	$0.76
Discontinued operations	–	–	–	–	(0.07)	(0.07)
Cumulative effect of accounting changes		(0.30)		–		–

Shareholders’ net income	$2.79	$2.47	$2.15	$1.88	$1.83	$0.69

Weighted average shares outstanding in millions
Basic	599	599	608	608	543	543
Diluted	602	602	608	608	543	543

(1)	See Section D (iv) of this note for details.
*	As restated.

ii) Comprehensive income:

U.S. GAAP includes the concept of comprehensive income. Comprehensive income is a measure of changes in the equity of the Company during the year. It includes both net income and other comprehensive income. Other comprehensive income includes the movement in the foreign currency translation account, unrealized gains and losses on available for sale securities as well as the income tax impact arising therefrom, changes to deferred acquisition costs, and other liabilities.

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Notes to the Consolidated Financial Statements

	2004	2003	2002

Total net income based on U.S. GAAP	$1,486	$1,145	$377
Other comprehensive income:
Change in unrealized foreign currency translation gains and losses*	(437)	(1,688)	127
Unrealized gains (losses) on available for sale securities	637	1,071	2,308
Reclassification adjustment for (gains) losses included in net income	(354)	(711)	(54)
Changes to deferred acquisition costs and other liabilities	(544)	(230)	(685)
Changes in gains (losses) on derivatives designated as cash flow hedges	4	8	2
Other	–	(100)	3
Additional minimum pension liability	(30)	(18)	(50)
Income taxes	97	(83)	(493)

Shareholders’ comprehensive income (loss)	$859	$(606)	$1,535

*	Shown as part of consolidated statements of equity under Cdn. GAAP.

iii) Consolidated balance sheets:

	2004		2003

	Cdn. GAAP	U.S. GAAP	Cdn. GAAP	U.S. GAAP*

Assets
Bonds	$64,496		$66,090
Bonds – available for sale (amortized cost: 2004 – $57,120; 2003 – $58,987)		$60,758		$62,465
Bonds – trading		4,129		4,341
Mortgages and corporate loans	13,862	17,389	13,601	16,656
Stocks	3,463		3,473
Stocks – available for sale (amortized cost: 2004 – $1,692; 2003 – $1,681)		2,059		1,884
Stocks – trading		1,317		1,218
Real estate, net of accumulated depreciation (accumulated depreciation: 2004 – $333; 2003 – $329)	3,148	2,208	3,067	2,188
Policy loans	2,936	2,936	3,003	3,003
Cash and cash equivalents	3,756	3,759	3,178	3,177
Short-term securities(1)	2,210	2,379	1,794	1,794
Other invested assets	3,046	3,579	2,970	2,958

Total invested assets	96,917	100,513	97,176	99,684
Deferred acquisition costs	362	5,704	548	5,580
Future income taxes(2)	722	4	977	257
Goodwill	5,471	4,527	5,573	4,626
Other assets	4,285	9,323	4,935	9,771
Segregated funds assets(3)		56,555		54,488

Total consolidated assets	$107,757	$176,626	$109,209	$174,406

Segregated funds net assets(3)	$56,564		$54,086

Liabilities and Equity
Actuarial liabilities	$74,258	$47,856	$75,324	$47,148
Contract holder deposits		37,085		37,784
Other policy liabilities	1,798	3,022	2,030	2,652
Amounts on deposit	3,144	3,136	3,120	3,110
Future income taxes(2)	505	1,032	515	1,100
Deferred net realized gains	3,466		3,124
Other liabilities	6,654	9,543	7,280	9,858

Total consolidated liabilities	89,825	101,674	91,393	101,652
Subordinated debt	2,182	2,210	2,504	2,535
Non-controlling interests in subsidiaries	1,338	195	1,336	186
Segregated funds liabilities(3)		56,555		54,077
Equity	14,412	15,992	13,976	15,956

Total consolidated liabilities and equity	$107,757	$176,626	$109,209	$174,406

Segregated funds contract liabilities(3)	$56,564		$54,086

(1)	U.S. GAAP terminology is short-term investments.
(2)	U.S. GAAP terminology is deferred income tax.
(3)	U.S. GAAP terminology is separate accounts.
*	As restated.

88     Sun Life Financial Inc. | Annual Report 2004

Notes to the Consolidated Financial Statements

iv) Consolidated statements of equity:

	2004			2003

	Cdn. GAAP	U.S. GAAP		Cdn. GAAP	U.S. GAAP*

Participating Policyholders’ Capital Account:
Balance, January 1	$72	$		$73	$
Net income (loss) attributed to participating policyholders	13			(1)

Balance, December 31	85			72

Shareholders’ Equity:
Paid in Capital
Balance, January 1	7,365		13,495	7,477		13,749
Common shares issued, net of issuance costs, as consideration for business acquisition(1)	–		–	63		63
Stock options exercised(3)	58		58	21		21
Common shares purchased for cancellation(1)	(126)		(230)	(222)		(403)
Stock option compensation(2)	11		12	26		27
Subsidiary equity transaction			10			38

Balance, December 31	7,308		13,345	7,365		13,495

Retained Earnings
Balance, January 1	7,212		2,094	6,621		1,486
Net income for the period attributed to shareholders	1,681		1,486	1,309		1,145
Dividends on common shares	(515)		(515)	(413)		(413)
Common shares purchased for cancellation	(262)		(158)	(305)		(124)

Balance, December 31	8,116		2,907	7,212		2,094

Currency Translation Account
Balance, January 1	(673)		(833)	738		855
Changes for the period	(424)		(437)	(1,411)		(1,688)

Balance, December 31	(1,097)		(1,270)	(673)		(833)

Accumulated Unrealized Gains and Losses
Unrealized gains on available for sale securities			2,694			2,501
Gains (losses) on derivatives designated as cash flow hedges			1			(1)
Deferred acquisition costs and other liabilities			(1,615)			(1,247)
Additional minimum pension liability			(70)			(53)

Balance, December 31			1,010			1,200

Total Equity	$14,412		$15,992	$13,976		$15,956

(1)	Shown as share capital under Cdn. GAAP.
(2)	Shown as contributed surplus under Cdn. GAAP.
(3)	Shown as share capital and contributed surplus under Cdn. GAAP.
*	As restated.

Annual Report 2004 | www.sunlife.com     89

Notes to the Consolidated Financial Statements

v) Effect of material differences between Cdn. GAAP and U.S. GAAP net income:

For the material differences between Cdn. GAAP and U.S. GAAP net income listed below, please refer to the following section for a description of the differences in accounting policies.

	2004	2003	2002

Total net income in accordance with Cdn. GAAP	$1,694	$1,308	$997

Adjustments related to:
Investments
Bonds	266	274	224
Stocks and segregated fund units	229	(14)	(691)
Derivative instruments	117	453	(22)
Real estate	5	(83)	(24)

Total investments	617	630	(513)

Deferred acquisition costs
Deferred acquisition costs – deferred	909	860	881
Deferred acquisition costs – amortization and interest	(290)	(440)	(634)

Total deferred acquisition costs	619	420	247

Actuarial liabilities and other policyholder revenues and expenses
Premium and fees revenue	(5,528)	(5,786)	(7,863)
Payments to policyholders, beneficiaries and depositors	3,896	4,311	5,051
Actuarial liabilities	590	401	2,445

Total actuarial liabilities and other policyholder revenues and expenses	(1,042)	(1,074)	(367)

Other	(113)	(249)	(305)
Income tax effect of above adjustments	(110)	110	348
Change in accounting policy	(179)	–	–
Redemption premiums	–	–	(30)

Total net income in accordance with U.S. GAAP	$1,486	$1,145	$377

B) THE FOLLOWING DESCRIBES THE MATERIAL ACCOUNTING POLICY DIFFERENCES BETWEEN CDN. GAAP AND U.S. GAAP APPLICABLE TO THE COMPANY:

For a complete description of Cdn. GAAP accounting and actuarial policies, please refer to Notes 1 and 12, respectively.

	Cdn. GAAP	U.S. GAAP

Bonds	Bonds are carried at amortized cost. Realized gains and losses are deferred and amortized to income using the constant yield method over the remaining period to maturity.	Bonds are carried at market value. The bonds are classified as available for sale or trading. Unrealized gains and losses are included in other comprehensive income if classified as available for sale, and included in net income if classified as trading. Realized gains and losses are included in net income immediately. Certain bonds are included in mortgages and corporate loans, as they do not meet the definition of a security.

Stocks	Stocks are originally recorded at cost. The carrying value is adjusted towards the fair value at 5% of the difference between fair value and carrying value per quarter. Realized gains and losses are deferred and amortized into net investment income at the rate of 5% of the unamortized balance each quarter. The Company records a write-down for any other than temporary decline in the value of the entire stock portfolio.	Stocks are carried at market value. The stocks are classified as available for sale or trading. Unrealized gains and losses are included in other comprehensive income if classified as available for sale, and included in net income if classified as trading. Other than temporary declines in the value of stock results in a write-down charged to income.

90     Sun Life Financial Inc. | Annual Report 2004

Notes to the Consolidated Financial Statements

	Cdn. GAAP	U.S. GAAP

Real estate	Real estate held for investment is originally recorded at cost. The carrying value is adjusted towards the fair value at 3% of the difference between fair value and carrying value per quarter. Realized gains and losses on sales are deferred and amortized into net investment income at the rate of 3% of the unamortized balance each quarter. The Company records a write-down for any other than temporary decline in the value of the entire real estate portfolio.	Real estate held for investment is carried at depreciated cost. Realized gains and losses on sales are reflected in income immediately. Other than temporary declines in value of specific properties results in a write-down charged to income.

Derivatives	Most of the Company’s derivatives are accounted for as either fixed term portfolio investments or equity portfolio investments. Fixed term portfolio investment accounting reports investments at amortized cost. Equity portfolio investments are carried at a value calculated using a moving average market method. Realized gains and losses on the derivatives are deferred and amortized into net investment income.

Certain derivative instruments are classified as hedges and either accounted for using hedge accounting or fair value accounting. Under hedge accounting, the accounting for the derivative follows the underlying asset or liability that is being hedged. Under fair value accounting, the derivative instrument is recorded at fair value on the balance sheet with increases or decreases recorded to net investment income.	Derivative instruments are carried at their fair values. Changes in fair values of derivatives that are not hedges are recorded in income as they arise. For fair value hedges, the gain and loss on the derivative as well as the related gain and loss on the hedged item is recognized in income. For the cash flow hedges, the effective portion of the changes in the fair value of the derivatives is recorded in other comprehensive income and the ineffective portion is recognized in income.

If an option within an insurance contract has economic characteristics that are different from that of the insurance contract and the option meets the definition of a derivative instrument, the option is known as an embedded derivative. The embedded derivatives are separately accounted for as stand-alone derivatives and carried at fair values with the changes in fair value recorded in income.

Deferred acquisition costs	Costs of acquiring new insurance and annuity business, primarily commissions, underwriting, issue expenses and agency expenses, are implicitly recognized in actuarial liabilities for most of the policies.	Acquisition costs are deferred and recorded as an asset. Amortization of such costs is dependent on the product to which the costs relate. For participating life insurance contracts, except for participating policies in the United Kingdom, amortization is based on a constant percentage of gross margin. For universal life and investment-type contracts, amortization is based on a constant percentage of gross profit. For other non-participating products, including term, group and disability insurance, as well as participating policies in the United Kingdom, amortization is based on a constant percentage of premium. In cases where amortization is based on gross profit or margin, and available for sale bonds or stocks are used to support the underlying contract liability or actuarial reserve, a portion of the unrealized gains and losses balance is removed from equity and netted against the deferred acquisition cost balance.

Actuarial liabilities and contract holder deposits	Actuarial liabilities are calculated in accordance with Canadian generally accepted actuarial practice. This method uses best estimate assumptions for future experience factors adjusted to provide modest margins for adverse deviation in each experience factor.	The actuarial liabilities for participating life policies, except those in the United Kingdom, are computed using a net level premium reserve method with interest and mortality assumptions based primarily upon those assumptions used for establishing the cash surrender values in the contract. For universal life-type and investment contracts, contract holder deposits represent account balances and U.S. GAAP liabilities primarily equal account value balances. The account values represent an accumulation of gross deposits received plus credited interest less withdrawals, expenses and mortality charges. Other non-participating products include term, group and disability insurance. For these products, as well as participating contracts in the United Kingdom, a net level premium method is used with assumptions locked in at time of issue, unless the business is in a loss recognition position, in which case a best estimate gross premium valuation is used.

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Notes to the Consolidated Financial Statements

	Cdn. GAAP	U.S. GAAP

Deferred net realized gains	Realized gains and losses on sales of invested assets are deferred and amortized.	Realized gains and losses are recognized in income immediately.

Premium revenue, fee income, maturities and surrenders, and interest on claims and deposits	Premiums for universal life and other investment-type contracts are recorded as revenue, and a liability for future policy benefits is established as a charge to income. Interest accrued on contracts is shown as an increase in actuarial liabilities. Payments to contract holders upon maturity are reflected as an expense with an offsetting reduction to the increase in actuarial liabilities.	Amounts received for universal life and investment-type contracts are not included in the income statement but are reported as deposits to contract holder account balances. Revenues from these contracts are limited to amounts assessed against policyholders’ account balances for mortality, policy administration and surrender charges, and are included in fee income when earned. Interest accrued on contracts is included in interest on claims and deposits. Payments upon maturity or surrender are reflected as reductions to the contract holder deposits on the balance sheet. Other payments in excess of the account value, such as death claims, are reflected as an expense.

Minimum pension liability	There is no requirement to record the additional minimum pension liability.	For a defined benefit pension plan, an additional minimum pension liability is required to be recognized if an unfunded Accumulated Benefit Obligation (ABO) exists and (i) an accrued benefit asset is recorded, or (ii) an accrued benefit liability is recorded for an amount less than the unfunded ABO. The additional minimum liability is calculated by reference to the excess of the ABO, which is smaller than the Projected Benefit Obligation (PBO) since it does not recognize projected future compensation increases, over the fair value of plan assets. If an additional minimum liability is required to be recognized for a defined benefit pension plan, an intangible asset is recorded up to the amount of any unamortized past service cost, and/or unamortized transitional obligation with any remaining excess recorded as part of other comprehensive income. The additional minimum liability is recorded as an accrued benefit liability.

Redemption of subordinated debts	Redemption premiums are recorded once an obligation to redeem the principal amount of capital debentures is incurred.	Redemption premiums are recorded when the principal amount of the capital debentures is redeemed.

Cumulative translation adjustment	A proportionate amount of the exchange gain or loss accumulated in the separate component of shareholders’ equity is reflected in net income when there is a reduction in the Company’s net investment in a foreign operation resulting from a capital transaction, dilution, or sale of all or part of the foreign operation.	A proportionate amount of exchange gains or losses accumulated in the separate component of shareholders’ equity is reflected in net income only when there is a reduction in the Company’s net investment in the foreign operation resulting from the sale of all or part of the foreign operation.

Guarantees	Disclosure is required for all significant guarantees provided by the Company.	In addition to the disclosure requirements, for all guarantees issued or modified after December 31, 2002, recognition of a liability is required at the fair value of the obligation assumed.

Future income tax asset and liability(1)	Future income tax liabilities and assets are recognized based on the differences between the accounting values of assets and liabilities and their related tax bases using income tax rates of enacted or substantially enacted tax law.	Future income tax liabilities and assets are recorded based on income tax rates of currently enacted tax law. Differences in the provisions for income taxes arise from differing accounting policies for assets and liabilities and differences in the recognition of tax rate changes are disclosed in part C (vii) of this note.

Segregated funds(2)	Assets and liabilities of segregated funds are shown separately from general assets and liabilities of the Company. The Company’s investment in segregated funds is included in other invested assets.	Assets and liabilities are called separate accounts and are required to be included within the financial statements of the Company. Any excess of the separate account assets over separate account liabilities primarily represents the Company’s investment in segregated funds.

With the implementation of Statement of Position 03-1 (see section D (ii) of this note), the Company’s investment in separate accounts was reclassified to other invested assets, consistent with Cdn. GAAP.

(1)	U.S. GAAP terminology is deferred income tax.
(2)	U.S. GAAP terminology is separate accounts.

92     Sun Life Financial Inc. | Annual Report 2004

Notes to the Consolidated Financial Statements

C)	ADDITIONAL INFORMATION REQUIRED TO BE REPORTED UNDER U.S. GAAP:

i)   Realized gains (losses) from sales and redemptions of available for sale securities included in net realized gains (losses):

	2004	2003	2002

Bonds:
Gross realized gains	$698	$618	$475
Gross realized losses	$(216)	$(266)	$(530)

Stocks:
Gross realized gains	$233	$27	$268
Gross realized losses	$(51)	$(91)	$(416)

ii)   Change in net unrealized gains (losses) included in net investment income for securities classified as trading:

	2004	2003	2002

Bonds	$41	$54	$82
Stocks	$201	$113	$(525)

iii)   Real estate: The depreciation expense included in the U.S. GAAP other expenses is as follows:

	2004	2003	2002

Depreciation expense	$59	$37	$61

iv)   Derivatives: When the Company enters into a derivative contract, management decides if the derivative should be designated as a hedge of an identified risk exposure and documented in order to obtain hedge accounting following the requirements of Statement of Financial Accounting Standards No. 133 (SFAS 133), Accounting for Derivative Instruments and Hedging Activities. With the exceptions noted below, hedge accounting is not pursued under SFAS 133 for most derivative instruments and the derivatives are recorded on the balance sheet at their fair values with changes in their fair values reported in net investment income. As at December 31, 2004, the Company had certain interest rate swaps that were designated as cash flow hedges of the interest rate risk relating to a floating-rate loan and an equity forward designated as a cash flow hedge of the anticipated payments of awards under certain stock-based compensation plans expected to occur in 2007. The difference between the forward price and the spot price of this forward is excluded from the assessment of hedge effectiveness and was recorded in net investment income in 2004. A portion of the amount included in other comprehensive income (OCI) related to this forward is reclassified to income as the liability is accrued for the stock-based compensation awards over the vesting period.

Additional information pertaining to these cash flow hedges is as follows:

	2004	2003

Change in fair value	$3	$3
Amount reclassified from OCI to income during the reporting period	$1	$–
Amount expected to be reclassified to income during the next 12 months	$1	$–
Component of loss excluded from hedge effectiveness assessment	$2	$–

The above numbers are all net of income taxes. There was no ineffectiveness from these hedges reported to net income in 2004 and 2003. In 2004, the Company designated certain cross currency swaps and forwards as hedges of the currency exposure of net investments in foreign operations. The gain on these derivatives of $85 is included in the foreign currency translation account movement for 2004 in the statement of comprehensive income.

v)   Emerging Issues Task Force (EITF) 03-01 – The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments:

The EITF has reached consensus on EITF 03-1, The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments, as it applies to investments accounted for under Statement of Financial Accounting Standards No. 115 (SFAS 115), Accounting for Certain Investments in Debt and Equity Securities, and cost method investments accounted for under Accounting Principles Board Opinions No. 18, The Equity Method of Accounting for Investments in Common Stock (APB 18). The FASB ratified this consensus and subsequently issued a Staff Position, FSP EITF 03-1-1, to defer indefinitely the effective date for recognition and impairment guidance under the EITF, but not the qualitative disclosure requirements on unrealized loss positions for all marketable equity securities, debt securities and cost method investments for which an other than temporary impairment has not been recognized.

Annual Report 2004 | www.sunlife.com  93

Notes to the Consolidated Financial Statements

The following table shows the Company’s investments’ gross unrealized losses and fair value, aggregated by investment category and length of time that individual available for sale securities have been in a continuous unrealized loss position, at December 31, 2004.

	Less than 12 months		12 months or more		Total
		Unrealized		Unrealized		Unrealized
Description of securities	Fair Value	Losses	Fair Value	Losses	Fair Value	Losses

Debt securities	$6,386	$(87)	$2,049	$(157)	$8,435	$(244)
Common stock	140	(27)	308	(13)	448	(40)

Total temporarily impaired securities	$6,526	$(114)	$2,357	$(170)	$8,883	$(284)

Available for sale debt securities have generally been identified as temporarily impaired if their amortized cost as at December 31, 2004, was greater than their fair value, resulting in an unrealized loss. Unrealized gains and losses in respect of investments designated as trading have been included in net income and have been excluded from the above table.

Unrealized losses are largely due to interest rate fluctuations and/or depressed fair values in sectors which have experienced unusually strong negative market reactions. In connection with the Company’s asset/liability management practices, and based on a review of these investment holdings, it is believed that the contractual terms of these debt securities will be met and/or the Company can hold these investments until recovery in value.

A total of 889 debt securities were in an unrealized loss position at December 31, 2004, of which 642 were in a continuous loss position for less than 12 months and 247 positions for 12 months or more. Of the 889 debt securities, unrealized losses less than 12 months included 529 positions with an aggregate fair value of $3,644 (128 positions with an aggregate fair value of $428 for 12 months or more) having unrealized losses of less than one hundred thousand dollars per individual holding. A total of 86 common stock positions were in a loss position at December 31, 2004, of which 48 were in a continuous loss position for less than 12 months and 38 positions for 12 months or more. Of the 86 common stock positions, unrealized losses less than 12 months included 27 positions with an aggregate fair value of $44 (21 positions with an aggregate fair value of $4 for 12 months or more) having unrealized losses of less than one hundred thousand dollars per individual holding.

vi)   Stock-based compensation: The intrinsic value method of accounting was used to account for stock options that were granted in 2001 under Cdn. and U.S. GAAP. In 2002, the Company changed its accounting policy for stock options granted to employees from the intrinsic value method to the fair value method effective January 1, 2002, on a prospective basis. Had the fair value method been used for the options granted in 2001, the net income for the year ended December 31, 2004, would have been reduced by $2 ($6 in 2003, $15 in 2002), and there would have been no impact on basic and diluted earnings per share for 2004 ($0.01 and $0.03 reduction in both basic and diluted earnings per share in 2003 and 2002, respectively).

vii)   Future income tax asset and liability(1): Differences between Cdn. GAAP and U.S. GAAP that arise from differing accounting policies for assets and liabilities and differences in the recognition of tax rate changes are as follows:

	2004

	Future income tax asset(1)		Future income tax liability(1)

	Cdn. GAAP	U.S. GAAP	Cdn. GAAP	U.S. GAAP

Investments	$196	$(262)	$484	$1,804
Actuarial liabilities	134	688	35	(2,424)
Deferred acquisition costs	300	(446)	(2)	682
Losses available for carry forward	250	16	(40)	(277)
Other	39	8	28	880

Future tax asset/liability before valuation allowance	919	4	505	665
Valuation allowance	(197)	–	–	367

Total	$722	$4	$505	$1,032

	2003

	Future income tax asset(1)		Future income tax liability(1)

	Cdn. GAAP	U.S. GAAP	Cdn. GAAP	U.S. GAAP

Investments	$182	$(205)	$613	$1,860
Actuarial liabilities	54	773	(78)	(1,954)
Deferred acquisition costs	324	(524)	(9)	675
Losses available for carry forward	506	40	(117)	(601)
Other	214	173	106	753

Future tax asset/liability before valuation allowance	1,280	257	515	733
Valuation allowance	(303)	–	–	367

Total	$977	$257	$515	$1,100

(1)	U.S. GAAP terminology is deferred income tax.

94  Sun Life Financial Inc. | Annual Report 2004

Notes to the Consolidated Financial Statements

viii)   Acquisition of Clarica: The Company acquired all of the outstanding common shares of Clarica that were not beneficially owned by the Company effective May 29, 2002, as described in Note 3.

The following amounts of the assets, liabilities and goodwill at the dates of acquisition under Cdn. and U.S. GAAP are different due to the different accounting policies used for the two standards.

	Clarica

	Cdn. GAAP	U.S. GAAP

Invested assets acquired	$31,637	$31,641
Other assets acquired(1)	2,672	5,374
Segregated funds assets acquired		11,204

	34,309	48,219

Actuarial liabilities and other policy liabilities acquired	24,835	16,849
Amounts on deposit acquired	1,277	1,235
Contract holder deposits acquired		10,235
Other liabilities acquired	5,059	5,353
Segregated funds liabilities acquired		11,193

	31,171	44,865

Net balance sheet assets acquired	$3,138	$3,354

Considerations given:
Common shares issued or exchanged	$6,284	$6,284
Carrying value of investments in acquiree’s shares	540	540
Fair value of outstanding Clarica stock options	48	48
Transaction and other related costs	57	57

	$6,929	$6,929

Goodwill on acquisition	$3,791	$3,575

(1)	Other assets acquired included value of business acquired of $2,368 under U.S. GAAP.

ix)   Earnings per share: Details of the calculation of the net income and the weighted average number of shares used in the earnings per share computations are as follows:

	2004		2003		2002

	Cdn. GAAP	U.S. GAAP	Cdn. GAAP	U.S. GAAP	Cdn. GAAP	U.S. GAAP

Shareholders’ net income from continuing operations before cumulative effect of accounting changes	$1,681	$1,665	$1,309	$1,145	$1,034	$413
Income (loss) from discontinued operations, net of income taxes	–	–	–	–	(36)	(36)
Cumulative effect of accounting changes, net of income taxes		(179)		–		–

Net income	$1,681	$1,486	$1,309	$1,145	$998	$377
Less: Effect of stock options of subsidiaries	2	2	–	–	3	3

Shareholders’ net income on a diluted basis	$1,679	$1,484	$1,309	$1,145	$995	$374

Weighted average number of shares outstanding (in millions)	599	599	608	608	543	543
Add: Adjustments relating to the dilutive impact of stock options	3	3	–	–	–	–

Weighted average number of shares outstanding on a diluted basis (in millions)	602	602	608	608	543	543

x)   Statements of cash flows: Under Cdn. GAAP, deposits, maturities and withdrawals related to investment-type contracts and universal life contracts are included in operating activities. Under U.S. GAAP, deposits, maturities and withdrawals are reflected as financing activities; these cash flow items are as follows:

	2004	2003	2002

Deposits and withdrawals reclassified to financing activities:
Deposits to policyholders’ accounts	$5,656	$6,102	$13,327

Withdrawals from policyholders’ accounts	$5,986	$6,363	$6,680

xi)   Guarantees: No material guarantees were identified that required recognition in these consolidated financial statements.

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Notes to the Consolidated Financial Statements

D)	U.S. GENERALLY ACCEPTED ACCOUNTING STANDARDS ADOPTED BY THE COMPANY IN 2004:

i)   Variable Interest Entities: On January 1, 2004, the Company adopted FASB Financial Interpretation No. 46R, Consolidation of Variable Interest Entities (FIN 46R). FIN 46R clarifies the application of Accounting Research Bulletin No. 51, Consolidated Financial Statements, for those entities defined as VIEs. VIEs are entities in which equity investors do not have a controlling financial interest and include entities where the equity invested is considered insufficient to finance the entity’s activities without additional subordinated financial support. Under FIN 46R, the Company will be required to consolidate the VIE if the investments that the Company holds in these entities and/or the relationships the Company has with these entities result in the Company being exposed to a majority of their expected losses, being able to benefit from a majority of their expected residual returns, or both.

The following is a summary of the impact of VIEs that the Company has consolidated or in which the Company has a significant variable interest:

SLEECS:

As described in Note 15, the Trust has issued SLEECS of $1,150 to third-party investors. The Company has issued a debenture of $1,200 to the Trust and holds an investment of $2 in Special Trust Securities in the Trust. The Company did not consolidate the Trust as it was determined to be a VIE in which the Company did not have a controlling financial interest. As a result, the Company deconsolidated $1,150 of non-controlling interest in subsidiaries and recorded the $1,200 debenture payable in other liabilities and increased equity by $7 and other assets by $57 on the consolidated balance sheets as at January 1, 2004.

Other Variable Interest Entities:

The Company was involved with two trust structures that invest in corporate bonds and total return swaps. On evaluation of these trust structures, the Company was identified as having the controlling financial interest and therefore consolidated these trusts on the adoption of FIN 46R. As a result, the Company consolidated additional general fund assets of $71, general fund liabilities of $81, and recorded an after-tax loss of $10 (net of taxes of $5).

On June 30, 2004, the Company sold its interest in one of its consolidated VIEs and recognized a gain of $13. The Company received net cash proceeds of $54 and reduced consolidated assets and liabilities by $70 and $29, respectively.

The Company has a greater than 20% involvement in 23 VIEs. The Company is a creditor in 14 trusts, four limited partnerships, two limited liability companies and three special purpose entities that were used to finance commercial mortgages, franchise receivables, auto receivables, retail stores and equipment used in utility generation. The Company’s maximum exposure to loss related to all of these investments is $222, which is the carrying amount of these assets. The notes in these VIEs mature between March 2005 and December 2035.

ii)   Statement of Position 03-1 – Accounting and Reporting by Insurance Enterprises for certain Nontraditional Long-duration Contracts and for Separate Accounts (SOP 03-1): On January 1, 2004, the Company adopted American Institute of Certified Public Accountants’ (AICPA) SOP 03-1. The major provisions of the SOP that affect the Company require:

•	establishment of reserves primarily related to death benefit and income benefit guarantees provided under variable annuity and unit-linked pension contracts,
•	deferral of sales inducements that meet certain criteria, and amortization using the same method used for deferred acquisition costs (DAC), and
•	reporting and measuring the Company’s interest in its separate accounts as investments.

Effects of Adoption:

The cumulative effect, reported after tax and net of related effects on DAC, upon adoption of SOP 03-1 at January 1, 2004, decreased net income and shareholders’ equity by $161 and reduced accumulated other comprehensive income by $5. The decrease in net income was comprised of an increase in benefit reserves (primarily for variable annuity contracts) of $247, pre-tax, an increase in DAC of $36, pre-tax, and the recognition of the unrealized gain on investments in separate accounts of $4, pre-tax.

Liabilities for Contract Guarantees:

The Company offers various guarantees to certain policyholders including a return of no less than (a) total deposits made on the contract less any customer withdrawals, (b) total deposits made on the contract less any customer withdrawals plus a minimum return, or (c) the highest contract value on a specified anniversary date minus any customer withdrawals following the contract anniversary. These guarantees include benefits that are payable in the event of death, upon annuitization, or at specified dates during the accumulation period of an annuity.

For policies with a guaranteed minimum death benefit, the net amount at risk represents the excess of the value of the guaranteed minimum death benefit over the account value. This is a hypothetical amount that would only have been payable on December 31, 2004, had all of the policyholders died on that date. For policies with a guaranteed minimum income benefit, the net amount at risk represents the excess of the cost of an annuity to meet the minimum income guarantee over the account value. For the most part, these guarantees may not yet be exercised and there are limitations on when these guarantees may be exercised.

The table below represents information regarding the Company’s variable annuity and unit-linked pension contracts with guarantees at December 31, 2004:

96  Sun Life Financial Inc. | Annual Report 2004

Notes to the Consolidated Financial Statements

			Weighted
			average
			attained age
	Account	Net amount	of contract
Benefit type	balance	at risk	holders

Minimum death	$33,091	$4,107	60
Minimum income	$3,135	$611	51
Minimum accumulation or withdrawal	$1,220	$–	60

The following summarizes the additional reserve for the minimum guaranteed death benefit and income benefit at December 31, 2004:

	Minimum	Guaranteed
	Guaranteed	Minimum
	Death	Income
	Benefit	Benefit	Total

Balance at January 1, 2004	$64	$183	$247
Incurred guaranteed benefits	30	1	31
Paid guaranteed benefits	(57)	(13)	(70)
Interest	1	21	22
Effect of changes in currency exchange rates	(1)	1	–

Balance at December 31, 2004	$37	$193	$230

The liability for death and income benefit guarantees is established equal to a benefit ratio multiplied by the cumulative contract charges earned, plus accrued interest less contract benefit payments. The benefit ratio is calculated as the estimated present value of all expected contract benefits divided by the present value of all expected contract charges. The benefit ratio may be in excess of 100%. For guarantees in the event of death, benefits represent the current guaranteed minimum death payments in excess of the current account balance. For guarantees at annuitization, benefits represent the present value of the minimum guaranteed annuity benefits in excess of the current account balance.

Projected benefits and assessments used in determining the liability for guarantees are developed using models and stochastic scenarios that are also used in the development of estimated expected future gross profits. Underlying assumptions for the liability related to income benefits include assumed future annuitization elections based upon factors such as eligibility conditions and the annuitant’s attained age. The liability for guarantees will be re-evaluated periodically, and adjustments will be made to the liability balance through a charge or credit to policyowner benefits.

Guaranteed minimum accumulation benefits or withdrawal benefits are considered to be derivatives under SFAS No. 133, and are recognized at fair value through earnings. The guaranteed minimum accumulation or withdrawal benefit was a liability of $180 and $194 as at January 1, 2004 and December 31, 2004, respectively.

Interest in Separate Accounts:

At December 31, 2003, the Company had $411 representing unconsolidated interests in its own separate accounts. These interests were recorded as separate account assets, with changes in fair value recorded through other comprehensive income. On January 1, 2004, the Company reclassified these interests to investments as a component of other invested assets.

Sales Inducements:

The Company currently offers enhanced or bonus crediting rates to policyholders on certain of its annuity products. Through December 31, 2003, the expenses associated with certain of these bonuses were deferred and amortized. Others were expensed as incurred. Effective January 1, 2004, upon adoption of SOP 03-1, the expenses associated with offering a bonus are deferred and amortized over the life of the related contract in a pattern consistent with the amortization of DAC.

iii)   FASB Derivative Implementation Group SFAS No. 133

Implementation Issue No. 36 – Embedded Derivatives: Bifurcation of a Debt Instrument that Incorporates Both Interest Rate Risk and Credit Rate Risk Exposures that are Unrelated or Only Partially Related to the Creditworthiness of the Issuer of that Instrument (DIG B36): On January 1, 2004, the Company adopted FASB’s DIG B36, which addresses whether SFAS 133 requires bifurcation of a debt instrument into a debt host contract and an embedded derivative if the debt instrument incorporates both interest rate risk and credit risk exposures that are unrelated or only partially related to the creditworthiness of the issuer of that instrument. Under DIG B36, embedded derivatives contained in certain reinsurance agreements, such as modified co-insurance and co-insurance with funds withheld reinsurance agreements, as well as other types of receivables and payables where interest is determined with reference to a pool of fixed maturity assets, or a total return debt index, are required to be bifurcated from the host contract.

The Company identified certain reinsurance agreements and experience rating refund payables that contained embedded derivatives that required bifurcation in 2004. The cumulative effect of this accounting change recorded as of the effective date of January 1, 2004, resulted in a decrease in net income of $8 (net of taxes of $4). Changes in the fair value of these embedded derivatives subsequent to January 1, 2004, resulted in an after-tax reduction in net income of $4 (net of taxes of $2).

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Notes to the Consolidated Financial Statements

iv)   Cumulative Effect of Accounting Changes: The cumulative effect of the accounting changes described above, and included in the consolidated statements of operations for 2004, is summarized as follows:

i)	Variable Interest Entities	$(10)
ii)	SOP03-1	(161)
iii)	DIG B36	(8)

Total cumulative effect of accounting changes, net of taxes		$(179)

E)	U.S. GENERALLY ACCEPTED ACCOUNTING STANDARDS NOT YET ADOPTED BY THE COMPANY:

FASB Statement No. 123R – Share-Based Payment (SFAS 123R): On December 16, 2004, the FASB issued SFAS 123R which replaces FASB Statement No.123, Accounting for Stock-Based Compensation, and eliminates the ability to account for share-based payment transactions using APB Opinion No.25, Accounting for Stock Issued to Employees. SFAS 123R covers the accounting requirements for a wide range of share-based compensation arrangements including share options, restricted share plans, performance-based awards, share appreciation rights and employee share purchase plans. The Company will be required to apply SFAS 123R as of the first interim or annual reporting period that begins after June 15, 2005. The Company is assessing the impact that SFAS 123R will have on its 2006 consolidated financial statements.

EITF 03-6 – Participating Securities and the Two-Class Method Under FASB Statement No. 128, Earnings Per Share: On March 21, 2004, the FASB ratified the consensus reached by the EITF on EITF 03-6. This EITF requires the calculation of earnings per share to be changed to measure the impact of certain securities or other instruments or contracts that entitle their holders to participate in undistributed earnings of the reporting entity, provided such entitlement is nondiscretionary and objectively determinable. EITF 03-6 is effective for the first interim or annual reporting period that begins after March 31, 2004, and requires retroactive adjustment to earnings per share presented for prior periods. The Company is assessing the impact that EITF 03-6 will have on its 2005 consolidated financial statements.

24.	Subsequent Event

On February 8, 2005, the Board of Sun Life Financial Inc. announced a domestic public offering of $300 of Class A Non-Cumulative Preferred Shares, Series 1 (the Preferred Shares), with an option to issue up to an additional $100 of Preferred Shares. The Preferred Shares will be priced at $25 dollars per share and will pay non-cumulative quarterly dividends of $0.297 per share, yielding 4.75% annually. Subject to regulatory approval, on or after March 2010, Sun Life Financial Inc. may redeem the Preferred Shares in whole or in part at a declining premium.

25.	Comparative Figures

Certain comparative figures have been restated to conform with the presentation adopted in 2004.

98  Sun Life Financial Inc. | Annual Report 2004

Appointed Actuary’s Report/Auditors’ Report

Appointed Actuary’s Report

THE SHAREHOLDERS AND DIRECTORS OF SUN LIFE FINANCIAL INC.

I have valued the policy liabilities of Sun Life Financial Inc. for its consolidated balance sheets at December 31, 2004 and 2003 and their change in the consolidated statements of operations for the years then ended in accordance with accepted actuarial practice, including selection of appropriate assumptions and methods.

In my opinion, the amount of policy liabilities makes appropriate provision for all policyholder obligations and the consolidated financial statements fairly present the results of the valuation.

Robert W. Wilson
Fellow, Canadian Institute of Actuaries

Toronto, Canada
February 14, 2005

Auditors’ Report

THE SHAREHOLDERS OF SUN LIFE FINANCIAL INC.

We have audited the consolidated balance sheets of Sun Life Financial Inc. and the separate consolidated statements of segregated funds net assets as at December 31, 2004 and 2003, and the consolidated statements of operations, equity, cash flows and changes in segregated funds net assets for each of the years in the three-year period ended December 31, 2004. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company and its segregated funds as at December 31, 2004 and 2003 and the results of the Company’s operations, its cash flows and the changes in its segregated funds net assets for each of the years in the three-year period ended December 31, 2004 in accordance with Canadian generally accepted accounting principles.

Deloitte & Touche LLP
Chartered Accountants

Toronto, Canada
February 14, 2005

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SOURCES OF EARNINGS

The following is provided in accordance with the OSFI guideline requiring Sources of Earnings (SOE) disclosure. SOE is not a Canadian generally accepted accounting principles (GAAP) measure. There is no standard SOE methodology. The calculation of SOE is dependent on and sensitive to the methodology, estimates and assumptions used.

SOE identifies various sources of Canadian GAAP net income. It provides an analysis of the difference between actual net income and expected net income based on assumptions made at the beginning of the reporting period. The terminology used in the discussion of sources of earnings is as follows:

Expected Profit on In-Force Business
 The portion of the consolidated net income on business in force at the start of the reporting period that was expected to be realized based on the achievement of the best-estimate assumptions made at the beginning of the reporting period.

Impact of New Business
The point-of-sale impact on net income of writing new business during the reporting period.

Experience Gains and Losses
 Gains and losses that are due to differences between the actual experience during the reporting period and the best-estimate assumptions at the start of the reporting period.

Management Actions and Change in Assumptions
 Impact on net income resulting from changes in actuarial methods and assumptions or other management actions.

Earnings on Surplus
 Net investment income earned on the Company’s surplus assets less debt service costs.

ANALYSIS OF RESULTS

For the year ended December 31, 2004, the expected profit on in-force business of $1,490 million was comparable to the 2003 level. Expected profit for SLF U.S. would have been $45 million greater in 2004, if the Canadian dollar had not strengthened.

Issuing new business generates earnings losses to the extent that valuation assumptions are more prudent than pricing assumptions. The new business issued in 2004 led to earnings losses of $117 million compared to $86 million a year ago.

The 2004 and 2003 experience gains were primarily attributable to lower expenses, higher investment income, and favourable mortality and morbidity experience in Canada, favourable stock experience in SLF U.S. and Corporate Capital, partially offset by unfavourable interest rate experience in SLF U.S.

There were favourable expense assumption changes of $85 million in SLF Canada and unfavourable expense assumption changes of $89 million in Corporate Capital. There were favourable morbidity and mortality assumption changes in SLF Canada of $94 million and $52 million, respectively, and unfavourable lapse assumption changes of $161 million in SLF U.S. There was a favourable assumption change of $78 million in SLF U.S. to reflect favourable industry tax rulings. There was an unfavourable assumption change of $58 million in corporate run-off reinsurance to allow for greater stock risk and an unfavourable assumption change of $30 million in SLF U.S. for interest rate spread compression.

SOURCES OF EARNINGS

Years ended December 31	2004							2003

						Corporate
(in millions of Canadian dollars)	SLF Canada	SLF U.S.	MFS	SLF Asia	SLF U.K.	Capital	Total	Total

Expected Profit on In-Force Business	694	425	291	34	196	(150)	1,490	1,488
Impact of New Business	(23)	(68)	–	(26)	–	–	(117)	(86)
Experience Gains (Losses)	178	102	–	7	(93)	52	246	231
Management Actions and Changes in Assumptions	248	(120)	–	16	(3)	(165)	(24)	(17)
Regulatory Settlement Provisions Related to MFS	–	–	(62)	–	–	–	(62)	(320)

Earnings on Operations (pre-tax)	1,097	339	229	31	100	(263)	1,533	1,296
Earnings on Surplus	185	108	–	28	69	144	534	464

Earnings before Income Taxes	1,282	447	229	59	169	(119)	2,067	1,760
Income Taxes	(289)	(55)	(108)	(14)	4	169	(293)	(387)

Earnings before Non-controlling Interests and Par Income	993	392	121	45	173	50	1,774	1,373
Less:
Non-controlling Interests	14	–	7	–	–	59	80	65
Par Policyholders’ Income (Loss)	12	1	–	–	–	–	13	(1)

Shareholders’ Net Income	967	391	114	45	173	(9)	1,681	1,309

100  Sun Life Financial Inc. | Annual Report 2004

SIX-YEAR SUMMARY BY SEGMENT

(in millions of Canadian dollars)	2004	2003	2002	2001	2000	1999

Total Assets Under Management (As at December 31)
SLF Canada	106,302	100,176	89,163	52,505	50,532	49,352
SLF United States	67,235	68,013	83,301	78,517	47,300	40,930
MFS	176,221	181,982	179,384	220,163	222,832	200,394
SLF Asia	2,426	2,132	2,229	1,852	1,472	1,348
SLF United Kingdom	17,430	17,553	19,814	20,329	29,661	31,276
Corporate Capital	3,878	4,057	3,948	2,396	3,470	2,978
Consolidation Adjustments	(13,888)	(14,889)	(17,225)	(24,015)	(26,734)	(24,975)

Total Company	359,604	359,024	360,614	351,747	328,533	301,303

Total Revenue (For the year ended December 31)
SLF Canada	8,614	8,636	6,563	3,855	3,946	3,961
SLF United States	9,429	9,663	11,877	7,811	7,159	5,835
MFS	1,700	1,684	1,979	2,273	2,382	1,822
SLF Asia	697	587	661	464	413	401
SLF United Kingdom	1,258	1,443	1,828	2,067	2,260	2,653
Corporate Capital	427	440	567	533	560	1,124
Consolidation Adjustments	(377)	(397)	(374)	(188)	(174)	(107)

Total Company	21,748	22,056	23,101	16,815	16,546	15,689

Net Income from Continuing Operations (For the year ended December 31)
SLF Canada	979	826	514	207	195	220
SLF United States	392	305	360	226	228	236
MFS	114	(43)	174	231	256	187
SLF Asia	45	37	24	20	27	38
SLF United Kingdom	173	203	190	180	119	(297)
Corporate Capital	(9)	(20)	(229)	17	(23)	(220)

Total Company	1,694	1,308	1,033	881	802	164

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ELEVEN-YEAR SUMMARY

	10-Year Average	5-Year Average
	Compound	Compound
(in millions of Canadian dollars)	Growth Rate %	Growth Rate %	2004

Assets (As at December 31)
General Fund Assets	10.3	14.7	107,757
Segregated Fund Net Assets	10.8	4.0	56,564
Mutual Funds and Other Assets Under Management	15.4	(0.5)	195,283

Total Assets Under Management	12.9	3.6	359,604

Total Equity	12.2	20.4	14,412

Operating Results(1) (For the year ended December 31)
Revenue
Premiums
Annuities	6.7	5.6	4,588
Life Insurance	8.9	10.6	5,966
Health Insurance	8.8	6.6	2,367

Total Premiums	8.0	7.9	12,921
Net Investment Income	7.8	6.8	5,924
Fee Income	15.6	2.2	2,903

Total Revenue	8.7	6.7	21,748

Payments to Policyholders, Beneficiaries and Depositors(2)	10.4	5.1	13,110
Increase in Actuarial Liabilities	(3.7)	9.2	1,447
Commissions & Expenses	10.1	4.8	4,929
Interest Expenses	21.0	3.9	195
Income Taxes	4.0	0.7	293
Non-controlling Interests in Net Income of Subsidiaries	n/a	11.7	80

Net Income from Continuing Operations	18.7	59.5	1,694
Write-off of Confederation Life Goodwill	n/a	n/a	–
Loss from Discontinued Operations, Net of Income Taxes	n/a	n/a	–

Total Net Income	18.7	59.5	1,694

Business Statistics
Life Insurance in Force(3)			950,695
Mutual Fund Sales			19,061
Managed Fund Sales(4)			23,981
Segregated Fund Deposits			7,127

Employees			13,802

(1)	Certain amounts for prior years were restated in 2002 to reflect the reclassification of certain reinsurance business lines to continuing operations.
(2)	Includes net transfers to segregated funds.
(3)	Includes reinsurance assumed.
(4)	Includes intercompany sales.

102  Sun Life Financial Inc. | Annual Report 2004

(in millions of Canadian dollars)	2003	2002	2001	2000	1999	1998	1997	1996	1995	1994

Assets (As at December 31)
General Fund Assets	109,209	123,452	80,328	55,010	54,241	54,319	49,700	45,709	42,382	40,297
Segregated Fund Net Assets	54,086	52,755	48,544	49,533	46,524	39,213	30,519	26,250	23,709	20,313
Mutual Funds and Other Assets Under Management	195,729	184,407	222,875	223,990	200,538	157,074	106,035	69,820	57,196	46,465

Total Assets Under Management	359,024	360,614	351,747	328,533	301,303	250,606	186,254	141,779	123,287	107,075

Total Equity	13,976	14,909	7,725	6,517	5,690	5,875	5,715	5,152	4,868	4,576

Operating Results(1) (For the year ended December 31)
Revenue
Premiums
Annuities	4,805	7,402	4,196	4,371	3,494	2,408	2,488	1,917	2,242	2,409
Life Insurance	6,325	5,403	3,759	3,523	3,602	3,541	3,126	2,968	2,809	2,540
Health Insurance	2,413	2,070	1,482	1,495	1,723	1,633	1,325	1,208	1,157	1,016

Total Premiums	13,543	14,875	9,437	9,389	8,819	7,582	6,939	6,093	6,208	5,965
Net Investment Income	5,703	5,131	4,162	3,839	4,261	4,097	3,836	3,526	3,443	2,786
Fee Income	2,810	3,095	3,216	3,318	2,609	2,017	1,430	1,113	832	679

Total Revenue	22,056	23,101	16,815	16,546	15,689	13,696	12,205	10,732	10,483	9,430

Payments to Policyholders, Beneficiaries and Depositors(2)	13,470	13,017	9,486	9,291	10,200	9,155	7,945	6,719	6,483	4,895
Increase in Actuarial Liabilities	1,510	3,822	1,697	1,611	934	473	710	931	1,279	2,114
Commissions & Expenses	5,107	4,856	4,209	4,230	3,901	3,238	2,617	2,193	1,977	1,891
Interest Expenses	209	192	168	159	161	182	145	95	68	29
Income Taxes	387	98	306	386	283	310	269	304	269	197
Non-controlling Interests in Net Income of Subsidiaries	65	83	68	67	46	24	8	–	–	–

Net Income from Continuing Operations	1,308	1,033	881	802	164	314	511	490	407	304
Write-off of Confederation Life Goodwill	–	–	–	–	–	260	–	–	–	–
Loss from Discontinued Operations, Net of Income Taxes	–	36	–	–	–	–	–	–	–	–

Total Net Income	1,308	997	881	802	164	54	511	490	407	304

Business Statistics
Life Insurance in Force(3)	970,397	1,139,308	628,206	561,389	673,322	670,094	588,773	514,337	476,657	421,082
Mutual Fund Sales	26,970	31,668	39,466	45,614	38,123	33,849	18,791	13,150	7,453	6,628
Managed Fund Sales(4)	25,202	29,683	31,953	25,869	13,939	12,255	10,304	3,860	3,448	3,324
Segregated Fund Deposits	5,968	6,642	5,851	8,318	4,137	4,345	3,430	3,719	3,619	2,174

Employees	13,560	14,905	11,702	11,328	11,046	10,717	10,200	9,750	9,150	9,150

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BOARD GOVERNANCE

Sun Life Financial’s corporate governance structure and practices are designed to strengthen the ability of the Board of Directors to oversee the management of the organization and foster the creation of long-term shareholder value.

As a Canadian financial institution with common shares listed on the Toronto, New York and Philippine stock exchanges the organization’s governance system is consistent with the Toronto Stock Exchange (TSX) Guidelines for Effective Corporate Governance and Corporate Governance Rules of the New York Stock Exchange (NYSE). Sun Life Financial’s governance model is also consistent with Guidelines issued in January 2003 by the Office of the Superintendent of Financial Institutions for Effective Corporate Governance in Federally Regulated Financial Institutions.

As new guidelines and rules are adopted in Canada and the United States, the Board reviews and amends its corporate governance practices to respond to these standards. The Canadian Securities Administrators (CSA) have issued Corporate Governance Guidelines and related disclosure rules, which will replace the current disclosure requirements of the TSX . The Management Information Circular (2005 Circular) issued in connection with the 2005 Annual Meeting describes Sun Life Financial’s governance practices, which comply with CSA guidelines and provide a point-by-point comparison to the TSX ’s Guidelines and NYSE Rules. The 2005 Circular was filed with the Canadian securities regulators and can be found on the SEDAR website (www.sedar.com) and with the Securities and Exchange Commission (website www.sec.gov). The 2005 Circular, the Sun Life Financial Code of Business Conduct and Charters of the Board of Directors and Board Committees are posted on the Sun Life Financial website (www.sunlife.com) and are available from the Corporate Secretary upon request.

The Board of Directors met 12 times in 2004. Ten of the meetings were regular meetings and two update or special purpose meetings were held as teleconferences. The Board believes it is able to act with a high level of independence from management. At every regularly scheduled Board meeting, the independent directors meet privately. All aspects of the Board’s stewardship responsibilities are discussed at these sessions.

BOARD OF DIRECTORS

All directors of Sun Life Financial Inc. are also directors of Sun Life Assurance Company of Canada. The Board has determined that all directors other than Donald A. Stewart and C. James Prieur are independent directors.

William W. Stinson
Chairman of the Board

James C. Baillie
of Counsel, Torys LLP

George W. Carmany, III
Corporate Director

William R. Fatt
Chief Executive Officer, Fairmont Hotels & Resorts Inc.

David A. Ganong
President, Ganong Bros. Limited

Germaine Gibara, CFA
President, Avvio Management Inc.

Krystyna T. Hoeg, CA
President & Chief Executive Officer, Corby Distilleries Limited

David W. Kerr, CA
Chairman, Noranda Inc.

Idalene F. Kesner
Chairperson, MBA Program,
Frank P. Popoff Chair of Strategic Management,
Kelley School of Business, Indiana University

Bertin F. Nadeau
Chairman & Chief Executive Officer, GescoLynx Inc.

Ronald W. Osborne, FCA
Corporate Director

Madeleine M. Paquin
President & Chief Executive Officer, Logistec Corporation

C. James Prieur, CFA
President & Chief Operating Officer

Donald A. Stewart, FIA, FCIA
Chief Executive Officer

W. Vickery Stoughton
Corporate Director

104  Sun Life Financial Inc. | Annual Report 2004

BOARD COMMITTEES
The Board delegates certain responsibilities to standing Board Committees to allow an in-depth review of issues. The following is a brief summary of some of the key responsibilities of the four Board Committees. Reports from each Committee are included in the 2005 Circular.

All members of Board Committees are independent directors.

The Audit and Conduct Review Committee oversees the integrity of financial statements and information provided to shareholders, compliance with financial regulatory requirements, the adequacy and effectiveness of the internal control environment, and the qualifications, independence and performance of the External Auditors.

Ronald W. Osborne, Chairman
James C. Baillie
Germaine Gibara
Krystyna T. Hoeg
David W. Kerr

The Governance Committee is responsible for developing effective corporate governance guidelines and processes within Sun Life Financial, assessing the effectiveness of the Board of Directors and its Committees, including the contribution of individual directors and the Chairman of the Board and recommending nominees for election as directors.

Bertin F. Nadeau, Chairman
David A. Ganong
Germaine Gibara
Idalene F. Kesner
William W. Stinson
W. Vickery Stoughton

The Management Resources Committee is responsible for succession planning for the position of Chief Executive Officer and other senior management positions, overseeing the review of senior management performance and approving their remuneration, assessing compensation policies and overseeing employee pension plans.

William R. Fatt, Chairman
David A. Ganong
Bertin F. Nadeau
Ronald W. Osborne
Madeleine M. Paquin
W. Vickery Stoughton

The Risk Review Committee is responsible for ensuring the identification of major areas of risk facing the organization and developing strategies to manage those risks, reviewing compliance with risk management policies and reports related to compliance with legal and regulatory matters.

James C. Baillie, Chairman
George W. Carmany, III
William R. Fatt
Krystyna T. Hoeg
Idalene F. Kesner
Madeleine M. Paquin

Annual Report 2004 | www.sunlife.com  105

INTERNATIONAL LEADERSHIP

Donald A. Stewart*
Chief Executive Officer

C. James Prieur*
President and Chief Operating Officer

CORPORATE OFFICE
Thomas A. Bogart*
Executive Vice-President and
Chief Legal Officer

Paul W. Derksen*
Executive Vice-President and
Chief Financial Officer

Michael P. Stramaglia
Executive Vice-President, Investments

Robert J. Sharkey
Senior Vice-President

Dr. Judith M. Beamish
Vice-President and Chief Medical Director

Douglas W. Brooks
Vice-President and Chief Risk Officer

Thomas J. Clulow
Vice-President, Corporate Development
Greta Cusworth
Vice-President, International Initiatives

C. Joseph Dahl
Vice-President, Underwriting

Wayne A. Daniel
Vice-President, Reinsurance

Colm J. Freyne
Vice-President and Chief Auditor

Ronald H. Friesen
Vice-President, Corporate Capital

Nigel I. Hodges
Vice-President and Controller

Michel R. Leduc
Vice-President,
Industry and Government Affairs	Christine I. Mackiw
Vice-President and Chief Compliance Officer

K. Louise McLaren
Vice-President, Human Resources

Thomas G. Reid
Vice-President, Public and Investor Relations

Candace Shaw
Vice-President, Corporate Investments

Peter Q.M. van Dijk
Vice-President, Tax

Joan M. Wilson
Vice-President and Corporate Secretary

Robert W. Wilson
Vice-President and Chief Actuary

SUN LIFE FINANCIAL CANADA
Kevin P. Dougherty*
President, Sun Life Financial Canada

Mary De Paoli
Vice-President, Group Retirement Services

Mark W. DeTora
Senior Vice-President,
Individual Insurance and Investments

Jack F. Garramone
President, Clarica Financial Services Inc.	Vicken Kazazian Vice-President, Business and Human Resources Dominique Mailloux Vice-President, IT Services and Total Benefits William R. Minucci Vice-President and General Counsel	Dikran Ohannessian Vice-President and Chief Financial Officer Brigitte Parent Vice-President, Group Benefits M. Dale Pounder Vice-President and Chief Actuary

* Member of Executive Team

106  Sun Life Financial Inc. | Annual Report 2004

SUN LIFE FINANCIAL U.S.
Robert C. Salipante*
President, Sun Life Financial U.S.

Claude A. Accum
Vice-President, Individual Insurance

James M.A. Anderson
Vice-President, Investments

Gary Corsi
Vice-President and Chief Financial Officer

Scott M. Davis
Vice-President and General Counsel	Mary M. Fay Vice-President, Annuities Keith Gubbay Vice-President and Chief Actuary Kevin J. Hart President, Sun Life Financial Distributors, Inc. Michael E. Shunney Vice-President, Group Insurance	Robert L. Spadafora President, Independent Financial Marketing Group, Inc. Janet V. Whitehouse Vice-President, Human Resources and Public Relations John R. Wright Executive Vice-President, Operations

SUN LIFE FINANCIAL U.K.
David W. Davies* Chairman, Sun Life Financial U.K.	Janet Fuller Managing Director

SUN LIFE FINANCIAL ASIA
Douglas C. Henck*
President, Sun Life Financial Asia

Gary M. Comerford
Vice-President, International and
General Manager, India

Janet M. De Silva
President, Sun Life Financial China

Michael Ma
Vice-President and Chief Information Officer	Patricia McEachern
Vice-President, Investments

Geoffrey R. Saggers
Chief Executive Officer,
Sun Life Financial (Hong Kong) Limited

Esther C. Tan
President and Chief Executive Officer,
	Sun Life of Canada (Philippines), Inc.	Keith Tucker Vice-President, Human Resources James H. Van Harmelen Vice-President and Chief Financial Officer Peter D. Walker Vice-President and Actuary Candy Yuen Vice-President, Business Development

MASSACHUSETTS FINANCIAL SERVICES COMPANY
Robert C. Pozen Chairman	Robert J. Manning Chief Executive Officer, President and Chief Investment Officer

MCLEAN BUDDEN
Douglas W. Mahaffy Chairman, Chief Executive Officer and President

* Member of Executive Team

Annual Report 2004 | www.sunlife.com  107

SUBSIDIARY COMPANIES

SUN LIFE FINANCIAL INC.
As at January 4, 2005, to give affect to the corporate reorganization undertaken on that date.

	Address of	Book Value of	Per cent of Voting
	Head or	Shares Owned	Shares Owned
Subsidiary	Principal Office	by Company*	by Company*

6183271 Canada Inc.	Toronto, Canada	(11,797)	100%
Sun Life Financial (Chile) S.A.	Santiago, Chile		100%
Sun Life Inversiones Limitada	Santiago, Chile		100%
6183298 Canada Inc.	Toronto, Canada	(110)	100%
6324983 CANADA INC.	Toronto, Canada		100%
Sun Life (Poland) Group Financing sp. z.o.o.	Warsaw, Poland	20	100%
Sun Life Assurance Company of Canada	Toronto, Canada	10,866,944	100%
1245792 Ontario Inc.	Toronto, Canada		100%
2053812 Ontario Inc.	Toronto, Canada	10	100%
Amaulico Ltd.	Calgary, Canada		100%
Amaulico Fund Ltd.	Calgary, Canada		100%
Clarica Investco Inc.	Waterloo, Canada	10,394	100%
Clarica MEEL Holdings Limited	Waterloo, Canada	2,571	100%
Clarica Trustco Inc.	Waterloo, Canada	118,172	100%
Clarica Financial Services Inc.	Waterloo, Canada		100%
Sun Life Financial Trust Inc.	Waterloo, Canada		100%
Crosspointe Shops II LLC	Wellesley Hills, USA	3,003	100%
Crosspointe Shops I LLC	Wellesley Hills, USA		100%
Plaza West LLC	Wellesley Hills, USA	3,386	100%
PT Sun Life Financial Indonesia	Jakarta, Indonesia	18,745	86.95%
Sun Life Assurance Company of Canada (Barbados) Limited	Bridgetown, Barbados	20,339	100%
Sun Life Capital Trust	Toronto, Canada	(1,484)	100%
Sun Life Financial Advisory Inc.	Montreal, Canada	1	100%
Sun Life Financial (Bermuda) Holdings, Inc.	Wellesley Hills, USA	4,647	100%
Sun Life Financial Insurance and Annuity Company (Bermuda) Ltd.	Hamilton, Bermuda		100%
Sun Life Financial Global Funding, L.P.	Wellesley Hills, USA	2,294	99%
Sun Life Financial Global Funding, U.L.C.	Wellesley Hills, USA		100%
Sun Life Financial Global Funding, L.L.C.	Wellesley Hills, USA		100%
Sun Life Financial (Hong Kong) Limited	Hong Kong	138,052	100%
Sun Life Financial (Hungary) Investments Inc.	Toronto, Canada	1,441,866	100%
Sun Life (Hungary) Group Financing Limited Liability Company	Hrsz, Hungary		100%
Sun Life Financial (India) Insurance Investments Inc.	Toronto, Canada	9,880	100%
Sun Life Financial Investments (Bermuda) Ltd.	Hamilton, Bermuda	5,195	100%
Sun Life Financial of Canada UK Limited	Basingstoke, U.K.	1,544,318	100%
Sun Life of Canada UK Holdings plc	Basingstoke, U.K.		100%
SLC Financial Services (U.K.) Limited	Basingstoke, U.K.		100%
Sun Life Assurance Company of Canada (U.K.) Limited	Basingstoke, U.K.		100%
BHO Lease Company Limited	Jersey, Channel Islands		100%
Sun Life of Canada Nominees Limited	Basingstoke, U.K.		100%
Sun Life Financial of Canada Trustee Limited	Basingstoke, U.K.		100%
Sun Life Financial Realty Advisors Inc.	Toronto, Canada	13	100%
Sun Life (India) AMC Investments Inc.	Toronto, Canada	31,844	100%
Sun Life (India) Distribution Investments Inc.	Toronto, Canada	10,946	100%
Birla Sun Life Distribution Company Limited	Mumbai, India		50.001%
BSDL Insurance Advisory Services Ltd.	Maharashtra, India		50.001%
Sun Life (India) Securities Investments Inc.	Toronto, Canada	1,324	100%
Sun Life Information Services Canada, Inc.	Toronto, Canada	17,115	100%
Sun Life Information Services Ireland Limited	Waterford, Ireland	3,302	100%
Sun Life of Canada International Assurance Limited	Bridgetown, Barbados	1,954	100%
Sun Life of Canada (U.K.) Overseas Investment Limited	Basingstoke, U.K.	205,926	100%
Sun Life of Canada (Netherlands) B.V.	Rotterdam, Netherlands		100%
Sun Life of Canada (Philippines), Inc.	Manila, Philippines		99.99%
Sun Life Asset Management Company, Inc.	Manila, Philippines		99.99%

*	The book value (in thousands of Canadian dollars) of shares held directly by Sun Life Financial Inc. or Sun Life Assurance Company of Canada and the percentage held are stated at the equity in such investments.

108  Sun Life Financial Inc. | Annual Report 2004

	Address of	Book Value of	Per cent of Voting
	Head or	Shares Owned	Shares Owned
Subsidiary	Principal Office	by Company*	by Company*

Sun Life Financial Plans, Inc.	Manila, Philippines		100%
Sun Life Prosperity Dollar Abundance Fund, Inc.	Manila, Philippines		99.99%
Sun Life Prosperity GS Fund, Inc.	Manila, Philippines		99.99%
Sun Life Prosperity Money Market Fund, Inc.	Manila, Philippines		66.54%
Sun Life Reinsurance Holdings Limited	Brookfield, USA	38,984	100%
Sun Life Reinsurance Company Limited	Bridgetown, Barbados		100%
Sun Life Reinsurance (Ireland) Limited	Dublin, Ireland	166,769	100%
Sun Life Financial Corp.	Toronto, Canada	3,282,785	100%
3060097 Nova Scotia Company	Halifax, Canada	600,042	100%
McLean Budden Limited	Toronto, Canada	60,882	55.8%
McLean Budden Funds Inc.	Toronto, Canada		55.8%
Sun Life Assurance Company of Canada – U.S. Operations Holdings, Inc.	Wellesley Hills, USA	2,621,861	100%
Sun Capital Advisers LLC	Wellesley Hills, USA		100%
Sun Life Financial (Japan), Inc.	Wellesley Hills, USA		100%
Sun Life Financial (U.S.) Holdings, Inc.	Wellesley Hills, USA		100%
IFMG Securities, Inc.	Purchase, USA		100%
Independent Financial Marketing Group, Inc.	Purchase, USA		100%
IFS Agencies of Alabama, Inc.	Purchase, USA		100%
IFMG of Oklahoma, Inc.	Purchase, USA		100%
IFS Agencies, Inc.	Purchase, USA		100%
IFS Agencies of New Mexico, Inc.	Purchase, USA		100%
IFS Insurance Agencies of Ohio, Inc.	Purchase, USA		100%
IFS Insurance Agencies of Texas, Inc.	Purchase, USA		100%
LSC Insurance Agency of Arizona, Inc.	Purchase, USA		100%
LSC Insurance Agency of Nevada, Inc.	Purchase, USA		100%
LSC Insurance Agency of New Mexico, Inc.	Purchase, USA		100%
Sun Life Financial Distributors, Inc.	Wellesley Hills, USA		97.6%
Sun Life Financial (U.S.) Investments LLC	Wellesley Hills, USA		100%
Sun Life of Canada (U.S.) Holdings, Inc.	Wellesley Hills, USA		100%
Sun Canada Financial Co.	Wellesley Hills, USA		100%
Sun Life Assurance Company of Canada (U.S.)	Wellesley Hills, USA		100%
7101 France Avenue Manager, LLC	Wellesley Hills, USA		100%
7101 France Avenue, LLC	Wellesley Hills, USA		100%
Clarendon Insurance Agency, Inc.	Wellesley Hills, USA		100%
Independence Life and Annuity Company	Wellesley Hills, USA		100%
SLF Private Placement Investment Company I, LLC	Wellesley Hills, USA		100%
Sun Benefit Services Company, Inc.	Wellesley Hills, USA		100%
Sun Life Insurance and Annuity Company of New York	New York, USA		100%
Sun Life of Canada (U.S.) Holdings General Partner LLC	Wellesley Hills, USA		100%
Sun Life of Canada (U.S.) SPE 97-1, Inc.	Wellesley Hills, USA		100%
Sun Parkaire Landing LLC	Wellesley Hills, USA		100%
Sun Life of Canada (U.S.) Capital Trust 1	Wellesley Hills, USA		100%
Sun Life of Canada (U.S.) Limited Partnership I	Wellesley Hills, USA		100%
Sun Life Financial (U.S.) Finance, Inc.	Wellesley Hills, USA		100%
Sun Life of Canada (U.S.) Financial Services Holdings, Inc.	Boston, USA		99.8%
Massachusetts Financial Services Company	Boston, USA		95.2%
MFS Fund Distributors, Inc.	Boston, USA		100%
MFS Heritage Trust Company	Manchester, USA		100%
MFS Institutional Advisors, Inc.	Boston, USA		100%
MFS Institutional Advisors (Australia) Ltd.	Sydney, Australia		100%
MFS International Ltd.	Hamilton, Bermuda		100%
MFS International S.C. Ltda.	Sao Paulo, Brazil		100%
MFS International (U.K.) Ltd.	London, U.K.		100%
MFS Japan Holdings LLC	Boston, USA		100%
MFS Investment Management K.K.	Tokyo, Japan		92.6%
MFS Investment Management (LUX) S.A.	Boston, USA		100%
MFS Original Research Advisors, LLC	Boston, USA		100%
MFS Original Research Partners, LLC	Boston, USA		100%
MFS Retirement Services, Inc.	Boston, USA		100%
MFS Service Center, Inc.	Boston, USA		100%
Vertex Investment Management, Inc.	Boston, USA		100%

*	The book value (in thousands of Canadian dollars) of shares held directly by Sun Life Financial Inc. or Sun Life Assurance Company of Canada and the percentage held are stated at the equity in such investments.

Annual Report 2004 | www.sunlife.com  109

MAJOR OFFICES

The following is contact information for Sun Life Financial’s major offices and joint venture companies around the world. For inquiries and customer service, please contact the appropriate office in your area.

Sun Life Financial Canada
Sun Life Assurance Company of Canada

Canadian Headquarters
227 King Street South
P.O. Box 1601, STN Waterloo
Waterloo, Ontario
Canada N2J 4C5
Tel: (519) 888-3900
Call Centre: 1 800 SUN-LIFE/1 800 786-5433
Mon. to Fri. 8:00 a.m. – 8:00 p.m. Eastern Time
Website: www.sunlife.ca

Toronto Office
225 King Street West
Toronto, Ontario
Canada M5V 3C5
Tel: (416) 408-7500
Call Centre: 1 800 SUN-LIFE/1 800 786-5433
Mon. to Fri. 8:00 a.m. – 8:00 p.m. Eastern Time
Website: www.sunlife.ca

Montreal Office
1155 Metcalfe Street
Montreal, Quebec
Canada H3B 2V9
Tel: (514) 866-6411
Call Centre: 1 800 SUN-LIFE/1 800 786-5433
Mon. to Fri. 8:00 a.m. – 8:00 p.m. Eastern Time
Website: www.sunlife.ca

Sun Life Financial U.S.
Sun Life Assurance Company of Canada and
Sun Life Assurance Company of Canada (U.S.)
One Sun Life Executive Park
Wellesley Hills, Massachusetts
USA 02481
Tel: (781) 237-6030 Call
Centre: 1 800 SUN-LIFE/1 800 786-5433
Mon. to Fri. 8:00 a.m. – 5:00 p.m. Eastern Time
Website: www.sunlife-usa.com	Sun Life Financial U.K.
Sun Life Assurance Company of Canada
(U.K.) Limited
Matrix House
Basing View, Basingstoke
Hampshire
United Kingdom RG21 4DZ
Tel: (0870) 160-5040
Call Centre: (0870) 161-1111
Mon. to Fri. 8:00 a.m. – 6:00 p.m.
Website: www.sunlifeofcanada.co.uk

Sun Life Financial Asia
Regional Headquarters
2001 Two Pacific Place
88 Queensway
Hong Kong
Tel: (852) 2918-3888
Fax: (852) 2918-3800
Website: www.sunlife.com

China
Sun Life Everbright Life Insurance
Company Limited
37/F Tianjin International Building
75 Nanjing Road
Tianjin, China 300050
Tel: (8622) 2339-1188
Fax: (8622) 2339-9929
Website: www.sunlife-everbright.com

Beijing Representative Office
Bright China Chang An Building
Suite 1010, Tower A
No. 7 Jianguomennei Dajie
Beijing, China 100005
Tel: (8610) 6510-2783
Fax: (8610) 6510-2784

Hong Kong
Sun Life Financial (Hong Kong) Limited
20th Floor, One Exchange Square
Central, Hong Kong
Tel: (852) 2103-8888
Fax: (852) 2103-8181
Call Centre: (852) 2103-8928
Mon. to Fri. 8:30 a.m. – 5:00 p.m.
Website: www.sunlife.com.hk	India
Birla Sun Life Insurance Company Limited
Vaman Centre, 5th & 6th Floors
Makhwana Road, Andheri (East)
Mumbai, India 400 059
Tel: 91-22-5678-3333
Fax: 91-22-5678-3232
Mon. to Fri. 9:30 a.m. – 6:30 p.m.
Website: www.birlasunlife.com

Birla Sun Life Asset Management
Company Limited
Ahura Centre, 2nd Floor, Tower A
Mahakali Caves Road, Andheri (East)
Mumbai, India 400 093
Tel: 91-22-5692-8000
Fax: 91-22-5692-8110/8111
Mon. to Fri. 9:30 a.m. – 6:00 p.m.
Website: www.birlasunlife.com

Birla Sun Life Distribution Company Limited
Ahura Centre, 2nd Floor, Tower A 96 A/D
Mahakali Caves Road, Andheri (East)
Mumbai, India 400 093
Tel: 91-22-5692-8200
Fax: 91-22-5692-8201
Website: www.birlasunlife.com

Indonesia
PT Sun Life Financial Indonesia
World Trade Centre, 8th & 9th Floors
JL Jend. Sudirman Kav 29-31
Jakarta, Indonesia 12920
Tel: (6221) 5289-0000
Fax: (6221) 521-1432
Mon. to Fri. 8:30 a.m. – 5:30 p.m.
Website: www.sunlife.co.id

Philippines
Sun Life of Canada (Philippines), Inc.
12th Floor, The Enterprise Centre Tower 2
6766 Ayala Avenue cor.
Paseo de Roxas
Makati City, Philippines 1229
Tel: (632) 886-6188
Fax: (632) 849-9988
Call Centre: (632) 849-9888
Mon. to Fri. 8:00 a.m. – 6:00 p.m.
Website: www.sunlife.com.ph

110 Sun Life Financial Inc. | Annual Report 2004

CORPORATE AND SHAREHOLDER INFORMATION

For information about the Sun Life Financial group of companies, corporate news and financial results, please visit www.sunlife.com.

CORPORATE OFFICE
Sun Life Financial Inc.
150 King Street West
Toronto, Ontario
Canada M5H 1J9
Tel: (416) 979-9966
Website: www.sunlife.com

INVESTOR RELATIONS
For financial analysts, portfolio managers and institutional investors requiring information, please contact:
Thomas G. Reid
Vice-President, Public and Investor Relations
Tel: (416) 204-8163
Fax: (416) 585-7892
E-mail: investor.relations@sunlife.com
Please note that financial information can also be obtained from www.sedar.com.

SHAREHOLDER SERVICES
For shareholder account inquiries, please contact the Transfer Agent in the country where you reside. For shareholder-related matters, please contact:
Jo-Anne Archibald
Director, Shareholder Services
Fax: (416) 598-3121
English E-mail:
shareholderservices@sunlife.com
French E-mail:
servicesauxactionnaires@sunlife.com

TRANSFER AGENT
For information about your shareholdings, dividends, change in share registration or address, estate transfers, lost certificates, or to advise of duplicate mailings, please contact the Transfer Agent in the country where you reside. If you do not live in any of the countries listed, please contact the Canadian Transfer Agent.

Canada and the United States
CIBC Mellon Trust Company
P.O. Box 7010
Adelaide Street Postal Station
Toronto, Ontario
Canada M5C 2W9
Within North America:
Tel: 1 877 224-1760 (English)
       1 888 290-0048 (French)
Outside of North America:
Tel: (416) 348-9412
Fax: (416) 643-5501
E-mail: inquiries@cibcmellon.com
Website: www.cibcmellon.com
Shareholders can view their account details using CIBC Mellon Trust Company’s Internet service, Answerline®. Register at www.cibcmellon.com/answerlineregistration.

United Kingdom
Capita IRG Plc
34 Beckenham Road
Beckenham, Kent
United Kingdom BR3 4TU
Within the U.K.:
Tel: (0845) 602 1587
Outside the U.K.:
Tel: +44 20 8639 2064
E-mail: ssd@capitaregistrars.com

Philippines
The Hongkong and Shanghai Banking
Corporation Limited
30/F The Discovery Suites
#25 ADB Avenue
Ortigas Centre, Pasig
Metro Manila, Philippines
From Metro Manila:
Tel: (632) 683-2601

Hong Kong
Computershare Hong Kong Investor
Services Limited
Hopewell Centre, 46th Floor
183 Queen’s Road East
Wanchai, Hong Kong
Tel: (852) 2862-8628
E-mail: hkinfo@computershare.com.hk

DIVIDENDS
2005 Dividend Dates

Common Shares

Record Dates	Payment Dates
February 23	March 31
May 25*	June 30
August 24*	September 30
November 23*	December 30
* Subject to approval by the Board of Directors

Direct Deposit Dividend Service
(Canada and the United States)
Canadian-resident common shareholders may have their dividend payments deposited directly into their bank account at any financial institution that is a member of the Canadian Payments Association.

As of 2005, shareholders receiving U.S. dollar common share dividend payments can also use this service if their bank or financial institution is a member of the American Banking Association.

A detachable enrolment form is located on the back of Sun Life Financial’s dividend cheque. The Request for Electronic Payment of Dividends Form is also available for downloading from CIBC Mellon’s website, www.cibcmellon.com/investorforms, or you can contact CIBC Mellon to have one sent to you.

STOCK EXCHANGE LISTINGS
Ticker Symbol: SLF
Sun Life Financial Inc. common shares are listed on the Toronto (TSX), New York (NYSE) and Philippine (PSE) stock exchanges.

As of January 31, 2005, there were 592,235,890 outstanding common shares, which are the only voting securities.

2005 ANNUAL MEETING
The Annual Meeting will be held on:
Date: Wednesday, May 11, 2005
Time: 10:00 a.m.
Place: Metro Toronto Convention Centre
North Building, Room 105
255 Front Street West
Toronto, Canada